GDH 廣南(集團)有限公司
香港干諾道西167號天津大廈15樓
GUANGNAN (HOLDINGS) LIMITED
15/F., Tianjin Building, 167 Connaught Road West, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

5 October 2004

By Courier

The U.S. Securities and Exchange C[redacted] Exemption No. ~~82-5425~~
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Fir
Mail Stop 3-7
Washington D. C. 20549
U.S.A.

Dear Sirs,

Re: Guangnan (Holdings) Limited
12g3-2(b) Exemption No. ~~82-5425~~

In relation to Guangnan (Holdings) Limited, a company incorporated in Hong Kong, please find furnished herewith the below documents from January 2004 to September 2004 pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 :

(1) 2003 Annual Report

(2) 2004 Interim Report

(3) Circular :

- dated 19 May 2004
- dated 2 July 2004

(4) Press Announcements :

- Change of Directors	26 February 2004
- Announcement of 2003 Results	8 April 2004
- Notice of Annual General Meeting	19 May 2004
- Results of Annual General Meeting and Adoption of New Share Option Scheme	11 June 2004
- Discloseable Transaction	11 June 2004
- Announcement of Interim Results	17 September 2004

GDH 廣南(集團)有限公司
香港干諾道西167號天津大廈15樓
GUANGNAN (HOLDINGS) LIMITED
15/F., Tianjin Building, 167 Connaught Road West, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

(5) Notice Pursuant to Securities and Futures Ordinance

(a) ***Director Notice – Form 3A***

- Mr. Liang Jiang : 6 February 2004 (with covering letter dated 9 February 2004) and 18 June 2004
- Mr. Tan Yunbiao : 26 Febuary 2004 (with covering letter dated 26 February 2004) and revised form of 26 February 2004
- Mr. Li Xiangbin : 6 February 2004 (with covering letter dated 9 February 2004)
- Mr. Hui Wai Man, Lawrence : 6 February 2004 (with covering letter dated 9 February 2004)

(b) ***Director Notice – Form 3B***

- Ms. Liang Jianqin : 6 February 2004

(6) Statutory Returns filed with Hong Kong Companies Registry :

- Form R2 dated 6 September 2004
- One set of Form D2A dated 10 March 2004
- Three sets of Form D2B dated 29 June 2004, 27 April 2004 and 18 March 2004
- Three sets of D3 all dated 9 March 2004
- Annual Return dated 11 June 2004
- Special Resolution passed on 11 June 2004

(6) Monthly Return on Movement of Listed Equity Securities (Form I) for the months ended 31 December 2003 to 31 August 2004

For and on behalf of
GUANGNAN (HOLDINGS) LIMITED

Lorraine Cheung
Company Secretary

Encl.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2004

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 together with comparative figures. The results had been reviewed by the Company's auditors, KPMG, and the Company's audit committee.

INTERIM RESULTS

(Expressed in Hong Kong dollars)

Consolidated profit and loss account for the six months ended 30 June 2004 – unaudited

	Note	Six months ended 30 June 2004 $'000	2003 $'000
Turnover	2	389,555	745,165
Cost of sales		(326,663)	(669,260)
Gross profit		62,892	75,905
Other revenue		6,472	8,475
Other net income		281	180
Distribution costs		(6,583)	(16,523)
Administrative expenses		(23,979)	(28,911)
Other operating expenses		(5,948)	(5,154)
Profit from operations		33,135	33,972
Non-operating income	3	76,223	10,647
Finance costs	4(a)	(343)	(3,945)
Share of profits less losses of associates		18,133	9,513
Profit from ordinary activities before taxation	4	127,148	50,187
Income tax	5	(25,447)	(3,428)
Profit from ordinary activities after taxation		101,701	46,759
Minority interests		(4,584)	(1,698)
Profit attributable to shareholders		97,117	45,061
Transfer to other reserve		13,529	8,922
Earnings per share			
Basic	6(a)	1.08 cents	0.50 cents
Diluted	6(b)	N/A	0.49 cents
Interim dividend		Nil	Nil

Consolidated balance sheet at 30 June 2004 – unaudited

(Expressed in Hong Kong dollars)

	Note	At 30 June 2004 $'000	At 31 December 2003 $'000
Non-current assets			
Fixed assets			
– Investment properties		183,859	185,988
– Other property, plant and equipment		178,673	177,423
		362,532	363,411
Interest in associates		170,840	154,978
Investment securities		419	540
Deferred tax assets		1,962	3,778
Negative goodwill		(16,523)	(17,246)
		519,230	505,461
Current assets			
Inventories		38,251	44,228
Trade and other receivables	7	99,106	148,582
Other securities		3,200	3,247
Restricted deposit	12(b)	4,712	–
Cash and cash equivalents	8	290,315	254,457
		435,584	450,514
Current liabilities			
Interest-bearing borrowings		7,878	57,700
Trade and other payables	9	199,603	262,436
Current taxation		16,715	3,871
		224,196	324,007
Net current assets		211,388	126,507
Total assets less current liabilities		730,618	631,968
Non-current liability			
Deferred tax liabilities		10,211	9,335
Minority interests		19,088	20,384
		701,319	602,249
Capital and reserves			
Share capital	10	901,583	901,583
Reserves		(200,264)	(299,334)
		701,319	602,249

Notes on the unaudited interim financial report

(Expressed in Hong Kong dollars)

1. **Basis of preparation**

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") (previously known as Hong Kong Society of Accountants).

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the HKICPA.

The financial information relating to the financial year ended 31 December 2003 included in the interim financial report does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2003 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 8 April 2004.

The same accounting policies adopted in the financial statements for the year ended 31 December 2003 have been applied to the interim financial report, except as disclosed in notes 1(a) and 1(b) below.

(a) *Securities purchased under agreement to resell*

The cost of securities acquired under purchase and resell agreements with banks is considered to be, in substance, deposits with banks. Therefore, amounts paid to banks under these agreements are recorded as "Advances to bank". The difference between the purchase price and resale price is recognised as interest income which is accrued over the term of the agreement.

(b) *Revenue recognition*

Commission income is recognised when the relevant services are provided.

2. **Segmental information**

Analysis of the principal activities and geographical locations of operations by the Company and its subsidiaries during the period are as follows:

(a) *Business segments*

	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Period ended 30 June 2004								
Revenue from external customers	280,527	19,704	61,312	15,397	12,615	-	-	389,555
Inter-segment revenue	652	-	-	-	30	(682)	-	-
Other revenue from external customers	-	-	-	-	-	-	4,889	4,889
Total	281,179	19,704	61,312	15,397	12,645	(682)	4,889	394,444
Segment result	27,297	6,377	(3,888)	(73)	7,841			37,554
Unallocated operating income and expenses								(4,419)
Profit from operations								33,135
Finance costs								(343)
Share of profits less losses of associates	-	(38)	-	-	-	-	18,171	18,133
Non-operating income								76,223
Income tax								(25,447)
Minority interests								(4,584)
Profit attributable to shareholders								97,117

In prior years, turnover in respect of the Group's live and fresh foodstuffs distribution business represented the gross sales value of live and fresh foodstuffs. Effective 1 January 2004, turnover in respect of the Group's live and fresh foodstuffs distribution business includes commission income derived from its agency business in trading of live and fresh foodstuffs, following the execution of agency agreements with most of the suppliers concerned. The change in the mode of operation has resulted in a significant decrease in the Group's turnover during the six months ended 30 June 2004. However, the change has no significant impact on the gross profit of the Group's live and fresh foodstuffs distribution business.

	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Period ended 30 June 2003								
Revenue from external customers	275,913	342,731	81,790	29,412	15,319	-	-	745,165
Inter-segment revenue	524	-	-	-	-	(524)	-	-
Other revenue from external customers	-	-	-	-	-	-	6,171	6,171
Total	276,437	342,731	81,790	29,412	15,319	(524)	6,171	751,336
Segment result	31,738	4,494	(7,456)	685	10,792			40,253
Unallocated operating income and expenses								(6,281)
Profit from operations								33,972
Finance costs								(3,945)
Share of profits less losses of associates	-	(67)	-	-	-	-	9,580	9,513
Non-operating income								10,647
Income tax								(3,428)
Minority interests								(1,698)
Profit attributable to shareholders								45,061

(b) *Geographical segments*

	Group turnover Six months ended 30 June 2004 $'000	2003 $'000
Hong Kong	36,267	365,796
The People's Republic of China (other than Hong Kong) ("PRC")	353,288	372,042
Others	-	7,327
	389,555	745,165

3. **Non-operating income**

	Note	Six months ended 30 June 2004 $'000	2003 $'000
Write-back of liabilities	(i)	76,223	-
Recovery of bad and doubtful debts	(ii)	-	10,647
		76,223	10,647

Notes:

(i) The amounts mainly represent the write-back of liabilities which have been outstanding for a long time with no demand for settlements. The Directors are of the opinion that the creditors will not lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad and doubtful debts previously written off or provided for as the recoverability was in doubt. During the period ended 30 June 2003, certain bad debts were recovered and the related write-off amounts of $10,647,000 were written back to the profit and loss account accordingly.

4. **Profit from ordinary activities before taxation**

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	Six months ended 30 June 2004 $'000	2003 $'000
(a) *Finance costs:*		
Interest on bank advances and other borrowings repayable within 5 years	343	2,160
Interest on convertible notes	-	1,785
	343	3,945

	Six months ended 30 June 2004 $'000	2003 $'000
(b) Staff costs:		
Net (refunded from)/contributions to defined contribution plan	(155)	624
Salaries, wages and other benefits	20,578	20,753
	20,423	21,377
(c) Other items:		
Depreciation	3,422	4,572
Amortisation of negative goodwill	(723)	(723)
Dividend income from listed securities	(118)	(143)
Loss on sale of investment/other securities	–	236
Net unrealised loss/(gains) on other securities carried at fair value	47	(282)
Operating lease charges in respect of properties rentals	305	509
Rentals receivable from investment properties less direct outgoings of $549,000 (period ended 30 June 2003: $1,194,000)	(12,066)	(14,125)

5. **Income tax in the consolidated profit and loss account**

Taxation in the consolidated profit and loss account represents:

	Six months ended 30 June 2004 $'000	2003 $'000
Current tax – Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax at 17.5% on the estimated assessable profits for the period	1,061	618
Current tax – PRC		
Tax for the period	17,583	5,054
Under-provision in respect of prior years	413	480
	17,996	5,534
Deferred tax		
Origination and reversal of temporary differences	2,665	6,353
Effect of increase in tax rate on deferred tax balances	–	(4,009)
	2,665	2,344
Share of associates' taxation	3,725	(5,068)
	25,447	3,428

Income tax for subsidiaries or associates established and operating in other places within the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

6. **Earnings per share**

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to shareholders of $97,117,000 (period ended 30 June 2003: $45,061,000) and the weighted average of 9,015,833,000 (period ended 30 June 2003: 8,998,333,000) ordinary shares in issue during the period.

(b) *Diluted earnings per share*

The diluted earnings per share for the period ended 30 June 2004 is not presented as the potential ordinary shares in respect of outstanding share options are anti-dilutive.

The calculation of diluted earnings per share for the period ended 30 June 2003 is based on the adjusted profit attributable to ordinary shareholders of $46,846,000 and the weighted average number of ordinary shares of 9,514,462,000 shares after adjusting for the effects of all dilutive potential ordinary shares.

7. **Trade and other receivables**

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts) with the following ageing analysis based on invoice date:

	At 30 June 2004 $'000	At 31 December 2003 $'000
Within 1 month	34,299	116,852
1 to 3 months	34,750	6,294
More than 3 months but less than 12 months	15,850	947
More than 1 year but less than 2 years	–	328
More than 2 years	219	46
	85,118	124,467

The Group maintains a defined policy with credit period ranging from advance payment to not more than 180 days (31 December 2003: 180 days).

8. **Cash and cash equivalents**

Analysis of the balances of cash and cash equivalents is set out below:

	Note	At 30 June 2004 $'000	At 31 December 2003 $'000
Advances to bank	(i)	114,368	–
Cash at bank and in hand		175,947	254,457
	(ii)	290,315	254,457

Notes:

(i) During the period, the Group entered into certain purchase and resell agreements of securities with a bank. Under the agreement, the bank will repurchase the securities at the agreed resale price at the end of the contract period, which is generally within 3 months. The difference between the purchase price and the resale price is recognised as interest income. Accordingly, the outstanding purchase cost at 30 June 2004 which amounts to $114,368,000 (2003: $Nil) is classified as advances to banks and which is considered to be, in substance, deposits with banks.

In accordance with the terms of the agreements, the advances were fully repaid by the bank subsequent to the period end.

(ii) Included in cash and cash equivalents is a balance of RMB216,166,000 (2003: RMB157,995,000) which is not a freely convertible currency in the PRC and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

9. **Trade and other payables**

Included in trade and other payables are trade creditors with the following ageing analysis:

	At 30 June 2004 $'000	At 31 December 2003 $'000
Due within 1 month or on demand	46,320	74,443
Due after 1 month but within 3 months	600	334
Due after 3 months but within 12 months	–	13
Due after 1 year but within 2 years	–	23
Over 2 years	36	70
	46,956	74,883

10. **Share capital**

	At 30 June 2004 Number of shares *(thousand)*	$'000	At 31 December 2003 Number of shares *(thousand)*	$'000
Authorised:				
Ordinary shares of $0.1 each	15,000,000	1,500,000	15,000,000	1,500,000
Issued and fully paid:				
At 1 January	9,015,833	901,583	8,998,333	899,833
Shares issued under share option scheme	–	–	17,500	1,750
At 30 June/31 December	9,015,833	901,583	9,015,833	901,583

11. **Commitments**

(a) Capital commitments outstanding at 30 June 2004 not provided for in the financial statements were as follows:

	At 30 June 2004 $'000	At 31 December 2003 $'000
Contracted for	10,531	971
Authorised but not contracted for	38,015	2,814
	48,546	3,785

(b) At 30 June 2004, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	At 30 June 2004 $'000	At 31 December 2003 $'000
Within 1 year	594	625
After 1 year but within 5 years	40	939
After 5 years	–	4,342
	634	5,906

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2004, the Company committed to provide finance of $6,489,000 (31 December 2003: $6,489,000) to an associate of the Group.

12. **Litigations**

(a) At 30 June 2004, the Group had an outstanding litigation against a former minority shareholder of a subsidiary in respect of amounts due to the Group totalling approximately $40,000,000. The Group has pledged an equivalent amount of bills receivable with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court. Full provision has previously been made against the amounts due from the former minority shareholder.

(b) In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not yet settled an outstanding amount due to it. The Intermediate People's Court of Yue Yang City has ordered to freeze a bank deposit of the subsidiary amounted to approximately $4,700,000 in this regard.

Based on the available information to date and legal opinion obtained, the Directors are of the opinion that the subsidiary has a considerable prospect of success in the above litigation. Accordingly, no provision for the claim has been made in the interim financial report.

13. **Post balance sheet events**

On 23 July 2004, the Group entered into a share transfer agreement with a party which is not connected with the Company for the disposal of the Group's 51% interest in 高要廣南畜牧發展有限公司 (Gaoyao Guangnan Stock Development Co., Ltd) at a consideration of Rmb1,560,600. According to the agreement, the transaction would be completed subject to fulfilment of certain conditions, including the receipt of the consideration in full and obtaining the necessary approvals from the PRC government authorities. A gain of approximately $1,890,000 is expected from the transaction.

INTERIM DIVIDEND

The Board resolved not to declare the payment of interim dividend for the six months ended 30 June 2004 (period ended 30 June 2003: Nil).

RESULTS

In the first half of 2004, the Group's results recorded a growth. The unaudited consolidated profit attributable to shareholders was HK$97,117,000, representing an increase of 115.5% as compared with HK$45,061,000 during the corresponding period of last year. The basic earnings per share was 1.08 Hong Kong cents, representing an increase of 116% as compared with 0.5 Hong Kong cents of the corresponding period of last year. The Board resolved not to distribute any interim dividend.

BUSINESS REVIEW

In the first half of 2004, the operating environment remained undesirable, due to the impact of a bird flu, which was more serious than last year, on live and fresh foodstuffs business, the shortage of raw materials of tinplates and the nearly historical highs of the prices of various kinds of raw materials. During the period under review, the Group achieved satisfactory results by adopting various measures, such as an adjustment of its management structure, a reform of its operating mechanism, the implementation of an assessment and accountability system for operating objectives, and the invitation to tender/tender exercise under the Sunshine Project (陽光工程). Although the live and fresh foodstuffs distribution business was affected by the bird flu at the beginning of the year, to meet the increase of the demand for live pigs in Hong Kong, the Group actively sought to increase the export of live pigs from Guangdong Province. This not only compensated the loss caused by the fall of income from poultry agency business, but also brought about an increase of 41.9% in operating profit as compared with last year. As the tinplating business has not suffered from the negative impact of the macro-economic adjustment and control measures adopted by the State, its output remained normal; the product quality was improved and the products continued their brisk sales momentum. The turnover increased slightly as compared with the corresponding period of last year. Nevertheless, under the constraint of shortages of raw plates and the substantial surge of the price of the principal raw materials, when compared with the corresponding period of last year, the gross profit margin fell by 4 per cent, and the operating profit was down. Yellow Dragon Food Industry Co., Ltd., an associate of the Group, continued to operate with a strong momentum. Its profit before taxation increased by 105.2% when compared with the corresponding period of last year, and the profit attributable to the Group increased by HK$9,520,000.

During the period under review, the consolidated profit attributable to shareholders was HK$97,117,000, representing an increase of 115.5% when compared with the corresponding period of last year. Profit before taxation was HK$127,148,000, increased by HK$76,961,000 when compared with the corresponding period of last year. The increase was mainly resulted from an increase of HK$65,576,000 of non-operating income to HK$76,223,000 for the period. The amounts represented the write-back of liabilities which have been outstanding for a long time with no demand for settlement. However, since 1 January 2004, when new agency agreements were made in relation to the live and fresh foodstuffs agency business, there has been a change of the operation mode from the sale and purchase of commodities to pure agency business for which commissions was charged, thus avoiding the risks associated with trading business without affecting the gross profit, and any relevant amounts which would have been recorded as turnover under past practice were recorded as commission, resulting in HK$323,027,000 fall of the turnover of the live and fresh foodstuffs distribution business and HK$355,610,000 decrease of the Group's consolidated turnover to HK$389,555,000 for the period. If comparison was made with the last year using the same criteria, the turnover of the live and fresh foodstuffs distribution business would only have recorded a fall of HK$3,710,000.

Tinplating

In the first half of 2004, the tinplate production of the Group's subsidiary, Zhongshan Zhongyue Tinplate Industrial Co., Ltd., amounted to 45,280 tonnes and its sales amounted to 44,503 tonnes, both representing a decrease of 8.2% as compared with the corresponding period of last year. The turnover was HK$281,179,000, representing an increase of 1.7% as compared with the corresponding period of last year. The operating profits decreased by HK$4,441,000 as compared with the corresponding period of last year, representing a decrease of 14.0%. The decrease was mainly due to the shortage of raw plates and the significant increase of the prices of raw materials, such as raw plates, crude oil and tin ingots. The increase of costs was comparatively larger than that of selling prices.

The tinplating business remained to be the core business which made the greatest contribution to the Group's profit with the most promising prospects and it therefore will be our focus of development in future. In the first half of the year, the tinplating business maintained its brisk momentum, which was unaffected by the State policy of macro-economic adjustments and control. However, owing to the hot sales of steel products worldwide, the supply of raw plate was tighter than last year. Faced with this problem, the management paid special attention to the globalization of the raw plate procurement on one hand, and to increasing the use of raw plates produced in China on the other hand. In order to increase the supply of raw plates, we sent delegations to visit steel companies around the world to open up new sourcing channels. We also organized tests on PRC-produced raw plates. Our efforts produced preliminary results. The Company looks forward to procuring an adequate supply of raw plates by the middle of next year when our new production line commences operation, which would bring forth an increase of our tinplate output.

The first half of the year saw the commencement of the project for the construction of a new tin-free steel production line, which will be capable of achieving an annual output of 80,000 tonnes. Currently, we have completed the invitation to tender exercise for 4 major items and the infrastructure site clearing. The invitation to tender for factory building construction will be completed by September. High-calibre employees have been recruited for the new production line, and their practice and training has already commenced.

Property Leasing

The Group's leasing properties included plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd. ("Shan Hai"), and the office building in Hong Kong. In the first half of 2004, the total revenue of leasing properties owned by the Group was recorded at HK$12,645,000, which decreased by 17.5% as compared with the corresponding period of last year. The operating profit of leasing properties totalled HK$7,841,000, which decreased by 27.3% as compared with the corresponding period of last year. The decrease was mainly attributable to the fact that the leasing contracts of some of the leased plants of Shan Hai entered into ten years ago were expired while the new leases reduced the unit area rent in accordance with market rate.

Live and Fresh Foodstuffs Distribution

In the first half of 2004, the turnover of live and fresh foodstuffs distribution business was recorded at HK$19,704,000, which decreased by HK$323,027,000 as compared with the corresponding period of last year, representing a decrease of 94.3%. This was principally attributable to a change of the operation mode in the year from the sale and purchase of commodities to pure agency services on commission basis. If comparison was made with the last year using the same criteria, the Group would have recorded a fall of HK$3,710,000 in turnover, representing a decrease of 15.8%. In the first half of the year, faced with the outbreak of the bird flu in the beginning of the year, the Group further downsized its personnel to lower its operating costs on one hand, while seeking to increase its quota for importation of live pigs from Guangdong to meet the increasing demands for pork on the other hand, in order to increase the income from livestock business to offset the loss in poultry business caused by the bird flu. In the first six months of the year, the operating profit of live and fresh foodstuffs distribution was recorded at HK$6,377,000, which increased by HK$1,883,000 as compared with the corresponding period of last year, representing an increase of 41.9%.

Live and fresh foodstuffs distribution is the traditional business of the Group. By taking measures to open up new sources of revenue and reduce costs, as well as to explore various possibilities to enhance benefits, the Company continued to stabilize its live and fresh foodstuffs agency business so as to maintain its competitiveness and provide the Group with a stable source of profit.

Feed Production

In the first half of 2004, the turnover of the Group's subsidiary, Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd. ("Guangnan Jiafeng"), amounted to HK$61,312,000, representing an increase of 7.7% as compared with the corresponding period of last year. However, as the majority of the farming households ran into operating difficulties in the beginning of the year owing to the serious outbreak of bird flu, the Group had to make a provision for bad debts of HK$4,674,000 and recorded an operating loss of HK$1,647,000.

The management considered that the feed production industry relies heavily on raw materials processing and its gross profit is very low. The fluctuation of raw material prices is difficult to control. In addition, since the customers are stricken by bird flu from time to time, the account receivables were subject to substantial risk exposure. Therefore, the Group decided last year to gradually withdraw from the feed production business. However, the outbreak of bird flu in the beginning of year fenced off the majority of potential purchasers. The Group will continue its efforts in the second half of the year to actively seek a purchaser for the sale of Guangnan Jiafeng in its entirety.

Foodstuffs Trading

In the first half of 2004, as affected by the outbreak of bird flu, the Group's foodstuffs trading business recorded a turnover of HK$15,397,000, representing a decrease of 47.7% as compared with the corresponding period of last year. The operating loss was HK$73,000, indicating a return to loss.

The management considered that the foodstuffs trading business is a less profitable non-core and non-advantageous business, contributing less profit to the Group. The management decided to conduct a resources realignment exercise for the foodstuffs trading business and, when conditions mature, to withdraw gradually from the business.

Livestock Farming

The Group's only livestock farming company – Gaoyao Guangnan Stock Development Co., Ltd was closed during the period under review, and a contract was concluded on 23 July 2004, pursuant to which the 51% equity owned by the Group in the company would be sold to a party which is not connected with the Company for RMB1,560,000. As such, the Group has withdrawn completely from the livestock farming business.

FINANCIAL POSITION

As at 30 June 2004, the Group's total assets amounted to HK$954,814,000, and total liabilities stood at HK$234,407,000, representing a decrease of HK$1,161,000 and HK$98,935,000 respectively when compared with the position as at the end of 2003. The net current assets of the Group increased from HK$126,507,000 as at the end of 2003 to HK$211,388,000, and the current ratio (current assets divided by current liability) increased by 55.2% when compared with the position as at the end of 2003. The Group has a very sound financial position, paving the way for future business expansion.

Liquidity and Financing Resources

As at 30 June 2004, the Group maintained cash and cash equivalent balances of HK$290,315,000, an increase of 14.1% from the cash and cash equivalent balances as at the end of 2003. During the period under review, the major cash outflow was a repayment of HK$23,250,000 to a fellow subsidiary.

As at 30 June 2004, the Group's interest-bearing borrowings totalled HK$7,878,000, being repayment on demand and carrying interest at an annual rate of 7.5%. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund, decreased significantly from 9.6% as at the end of 2003 to 1.1%.

As at 30 June 2004, the Group's total available credit facilities amounted to HK$213,025,000, of which HK$76,609,000 have been utilized. The unutilized facilities amounted to HK$136,416,000. With its cash and cash-equivalent holdings and the recurring cash flow from its operations, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its business in the foreseeable future.

Charge on Group's Assets

As at 30 June 2004, certain of the Group's fixed assets with net book value of HK$2,827,000 were pledged to secure general banking facilities amounting to HK$9,046,000 of the Group.

In addition, certain bills receivable of the Group amounting to approximately HK$40,000,000 as at 30 June 2004 has been pledged with an authorized bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court as a security provided for the legal preservation applied by the Group in a litigation against a former minority shareholder of a subsidiary for recovering an equivalent amount due to the Group.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of Hong Kong dollars, US dollars or Renminbi were relatively stable during the period, the Group was not exposed to significant exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2004, the Group has a total of 548 full-time employees, increased by 4 as compared with the end of 2003, of whom 25 were based in Hong Kong and 523 were based in mainland China. The staff remuneration is determined in accordance with the responsibility for the post, workload, skills, hardship, working conditions, individual performance and prevailing industry practice. In 2004, the Group continued to implement control on the staffing, headcount and total salaries of each subsidiary. The performance bonus incentive scheme continued to be carried out for the management. Through the assessment of the performance of each subsidiary and based on the net cash flow from operation and profit before tax, performance bonus was calculated at applicable rate on different profit levels. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. All of the above rewards will raise the morale of our staff members. The Company has also adopted a share option scheme to reward, attract, retain and motivate excellent and brilliant participants to continue their contribution to the Group.

FUTURE PROSPECT

The operation environment in the second half of 2004 is still challenging. Due to the shortage of raw materials for tinplate and increase of prices, tinplating business will experience a "bottle neck". Following the realignment of our business structure, the gradual withdrawal from feed production and foodstuffs trading, the turnover of the year was affected to a certain extent. Aiming at alleviating unfavourable factors of production and business in 2004 by taking an active role and advocating our future development, the Group decided to adopt the following measures: (1) Problems on the shortage of raw materials for tinplates will be actively solved, such as by exploring various sources to import raw materials and alternate materials. Besides, the management will review the possibility of using local raw plates and search of market and production potential to realize our current target. (2) To organize for and construct exclusive tin-free steel production line without affecting day-to-day production, aiming at commencing production at the earliest opportunity to achieve our targets on effectiveness. (3) Five-year plan on corporate development will be implemented, organized and carried out. The Group dedicates to develop new products and varieties of tinplate and its related business with promising market prospects. The Group firmly believes, by virtue of the advantage that our tinplate products were granted as brand name products in Guangdong Province in 2003, comparative advantage in producing tin-free steel in China and the sound financial position and strong management team, the Group will realize our aims to establish a professional corporate in the foreseeable years.

CORPORATE GOVERNANCE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2004, in compliance with Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that the non-executive Directors are not appointed for specific terms as they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

The Company has adopted the Model Code set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the code of conduct regarding Director's securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the period under review.

The Group's interim report for the six months ended 30 June 2004 has not been audited but has been reviewed by the audit committee and the Company's auditors, Messrs. KPMG.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company has not redeemed any of its securities during the six months ended 30 June 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's securities during the period.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 17 September 2004

As at the date of this announcement, the board of directors of the Company comprises Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam as executive directors, Mr. Zhao Leili, Mr. Luo Fanyu and Miss Liang Jianqin as non-executive directors, and Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar as independent non-executive directors.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

Stock Code: 1203

DISCLOSEABLE TRANSACTION
INCREASE IN TOTAL INVESTMENT AND REGISTERED CAPITAL OF ZHONGSHAN ZHONGYUE TINPLATE INDUSTRIAL CO. LTD.

On 8th June, 2004, Zhongyue Industry Material (a wholly-owned subsidiary of the Company) entered into a Supplemental Agreement with Zhongshan Torch (a state-owned enterprise established in the PRC), pursuant to which the total investment and registered capital of Zhongshan Zhongyue Tinplate will increase from US$58,064,200 and US$26,906,200 to US$73,064,200 (equivalent to approximately HK$569,900,760) and US$41,906,200 (equivalent to approximately HK$326,868,360) respectively, and such increase of US$15,000,000 (equivalent to approximately HK$117,000,000) in Zhongshan Zhongyue Tinplate's registered capital will be contributed as to US$14,250,000 (equivalent to approximately HK$111,150,000) by Zhongyue Industry Material and as to US$750,000 (equivalent to approximately HK$5,850,000) by Zhongshan Torch. The Capital Increase will be financed by capitalising the development fund and the capital reserve fund of, and a portion of the declared dividends for the year ended 31st December, 2003 of, Zhongshan Zhongyue Tinplate and will be contributed in proportion to the existing percentage of shareholding in Zhongshan Zhongyue Tinplate held by Zhongyue Industry Material and Zhongshan Torch. Zhongyue Industry Material and Zhongshan Torch are currently interested in 95% and 5% of the entire registered capital in Zhongshan Zhongyue Tinplate.

The Supplemental Agreement is conditional upon the obtaining of the relevant approvals from the government authorities of the PRC. Zhongshan Zhongyue Tinplate anticipates that approvals will need to be obtained from 中山市對外貿易經濟合作局 (Zhong Shan Bureau of Foreign Trade and Economic Cooperation) and 廣東省對外貿易經濟合作廳 (Department of Foreign Trade and Economic Cooperation of Guangdong Province).

Zhongshan Zhongyue Tinplate is principally engaged in the production and sales of tinplate and related products that are used as packaging materials for the food processing manufacturers in the PRC and the provision of electricity or water to various industrial customers.

The entering into the Supplemental Agreement by Zhongyue Industry Material constitutes a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules and further details are set out below. A circular of the Company in relation to the Capital Increase will be despatched to the shareholders of the Company as soon as practicable.

PRINCIPAL TERMS OF THE SUPPLEMENTAL AGREEMENT

Pursuant to the Supplemental Agreement, Zhongyue Industry Material and Zhongshan Torch have conditionally agreed, inter alia, that the total investment and registered capital of Zhongshan Zhongyue Tinplate will increase from US$58,064,200 and US$26,906,200 to US$73,064,200 (equivalent to approximately HK$569,900,760) and US$41,906,200 (equivalent to approximately HK$326,868,360) respectively, and such increase of US$15,000,000 (equivalent to approximately HK$117,000,000) in the registered capital of Zhongshan Zhongyue Tinplate will be contributed as to US$14,250,000 (equivalent to approximately HK$111,150,000) by Zhongyue Industry Material and as to US$750,000 (equivalent to approximately HK$5,850,000) by Zhongshan Torch and is in proportion to the existing percentage of shareholding in Zhongshan Zhongyue Tinplate held by Zhongyue Industry Material and Zhongshan Torch.

Zhongyue Industry Material and Zhongshan Torch are currently interested in 95% and 5% of the entire registered capital in Zhongshan Zhongyue Tinplate.

CONDITION

The Supplemental Agreement is conditional upon the obtaining of the relevant approvals from the government authorities of the PRC. Zhongshan Zhongyue Tinplate anticipates that approvals will need to be obtained from 中山市對外貿易經濟合作局 (Zhong Shan Bureau of Foreign Trade and Economic Cooperation) and 廣東省對外貿易經濟合作廳 (Department of Foreign Trade and Economic Cooperation of Guangdong Province).

CAPITAL INCREASE

Upon fulfillment of the conditions in the Supplemental Agreement, the interest of Zhongyue Industry Material and Zhongshan Torch in the registered capital of Zhongshan Zhongyue Tinplate will remain unchanged. The Capital Increase will be financed by capitalising (i) the development fund in the amount of approximately RMB13,752,000 (equivalent to approximately US$1,657,000) of; (ii) the capital reserve fund in the amount of approximately RMB13,752,000 (equivalent to approximately US$1,657,000) of; and (iii) a portion of the declared dividends for the year ended 31st December, 2003 in the amount of approximately RMB96,996,000 (equivalent to approximately US$11,686,000) of, Zhongshan Zhongyue Tinplate.

The amount of Capital Increase was arrived at after an arm's length negotiation between Zhongyue Industry Material and Zhongshan Torch and having taken into consideration the need of Zhongshan Zhongyue Tinplate to enhance its production capacity. The Directors believe that the terms of the Supplemental Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

REASON FOR THE CAPITAL INCREASE

The proposed increase in total investment and registered capital of Zhongshan Zhongyue Tinplate is to finance the installation of a new production line for tin-free steel products and the renovation of the two existing production lines for tinplate and tin-free steel products, and to provide additional working capital for the further increase in production and sales of tinplate and tin-free steel products. The Directors anticipate that the new production line will be launched in the second quarter of 2005 and the completion of the renovation of the two existing production lines is targeted to take place by the second quarter of 2006. Zhongshan Zhongyue Tinplate's annual production capacity of tinplate and tin-free steel products will then rise from current 120,000 tonnes to 240,000 tonnes.

GENERAL INFORMATION

Zhongshan Zhongyue Tinplate is a Sino-foreign equity joint venture company established on 22nd June, 1989 in Zhongshan, the PRC and it became a subsidiary of the Company when Zhongyue Industry Material was acquired by the Company. Details of such acquisition are contained in the circular issued by the Company on 5th November, 2001. Zhongshan Zhongyue Tinplate is principally engaged in the production and sales of tinplate and related products that are used as packaging materials for the food processing manufacturers in the PRC and the provision of electricity or water to various industrial customers.

Zhongyue Industry Material is a wholly-owned subsidiary of the Company. The principal activities of Zhongyue Industry Material are investment holding and trading of raw materials used to produce tinplate. The Company and its subsidiaries are principally engaged in manufacturing and sales of tinplates and related products, property leasing, distribution of live and fresh foodstuffs and feed production business. Zhongshan Torch is principally engaged in property development and leasing business.

Except that Zhongshan Torch has a 5% shareholding in 中山市山海實業有限公司 (Zhongshan Shan Hai Industrial Co. Ltd.), an indirect 95% owned subsidiary of the Company, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Zhongshan Torch is an independent third party not connected with any of the directors, chief executive and substantial shareholders of the Company and its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The entering into the Supplemental Agreement by Zhongyue Industry Material constitutes a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules. A circular of the Company in relation to the Capital Increase will be despatched to the shareholders of the Company as soon as practicable.

As at the date of this announcement, the board of directors of the Company is composed of nine directors, namely executive directors Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, non-executive directors Mr. Zhao Leili, Mr. Luo Fanyu and Miss Liang Jianqin, independent non-executive directors Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

Unless the context requires, the following expressions shall have the following meanings in this announcement:

"Capital Increase"	the increase in the registered capital of Zhongshan Zhongyue Tinplate contributed in the amount of US$14,250,000 (equivalent to approximately HK$111,150,000) by Zhongyue Industry Material and US$750,000 (equivalent to approximately HK$5,850,000) by Zhongshan Torch pursuant to the Supplemental Agreement
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	the supplemental agreement dated 8th June, 2004 entered into between Zhongyue Industry Material and Zhongshan Torch for the purpose of, inter alia, increasing the total investment and registered capital of Zhongshan Zhongyue Tinplate
"Zhongshan Torch"	中山火炬高技術產業開發區工業開發總公司 (Zhongshan Torch Hi-Tech Development Zone Industrial Development General Company), a state-owned enterprise established in the PRC
"Zhongshan Zhongyue Tinplate"	中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a sino-foreign equity joint venture company established on 22nd June, 1989 in the PRC and held as to 95% by Zhongyue Industry Material and as to 5% by Zhongshan Torch
"Zhongyue Industry Material"	Zhongyue Industry Material Limited, a company incorporated in Hong Kong on 26th September, 1996 and is a wholly-owned subsidiary of the Company

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 11th June, 2004

Translation of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.80.

Translation of Renminbi into United States dollars is based on the exchange rate of US$1.00 = RMB8.30.

The Standard **Monday, June 14, 2004**

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code : 1203)

RESULT OF THE ANNUAL GENERAL MEETING ON ADOPTION OF NEW SHARE OPTION SCHEME

At the annual general meeting of the Company held on 11 June 2004, the ordinary resolutions relating to the adoption of the New Share Option Scheme and the termination of the Existing Share Option Schemes were approved by the Shareholders.

Reference is made to the circular of the Company dated 19 May 2004 (the "Circular") in relation to, among others, the adoption of the New Share Option Scheme and the termination of the Existing Share Option Schemes. Terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

The Board is pleased to announce that at the annual general meeting of the Company held on 11 June 2004, the ordinary resolutions relating to the adoption of the New Share Option Scheme and the termination of the Existing Share Option Schemes were approved by the Shareholders.

As at the date of this announcement, Mr. Liang Jiang, Mr. Tan Yunbiao and Mr. Tsang Hon Nam are executive Directors, and Mr. Zhao Leili, Mr. Luo Fanyu and Miss Liang Jianqin are non-executive Directors, and Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar are independent non-executive Directors.

By Order of the Board
Guangnan (Holdings) Limited
Liang Jiang
Chairman

Hong Kong, 11 June 2004

GN1174 **

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code : 1203)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Friday, 11 June 2004 at 10:00 a.m. for the following purposes:

1. To receive and consider the consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2003.

2. To re-elect Directors and fix the Directors' remuneration.

3. To re-appoint Auditors and authorise the Directors to fix their remuneration.

ORDINARY RESOLUTIONS

4. As special business, to adopt a new share option scheme and to terminate the existing share option schemes of the Company.

5. As special business, to grant a general mandate to the Directors to allot, issue and deal with additional shares not exceeding 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution.

6. As special business, to grant a general mandate to the Directors to repurchase shares not exceeding 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution.

7. As special business, conditional upon the passing of resolutions nos. 5 and 6, to extend the general mandate in resolution no. 5 by increasing the amount of share capital to be issued with such corresponding amount of share capital that is repurchased by the Company under the general mandate in resolution no. 6.

SPECIAL RESOLUTION

8. As special business, to amend the articles of association of the Company to reflect certain amendments made to The Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and to incorporate provisions considered necessary to the articles of association of a listed issuer.

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 19 May 2004

Registered Office:
15th Floor
Tianjin Building
167 Connaught Road West
Hong Kong

NOTES:

1. This is a summary of the full text of the Notice of Annual General Meeting. The full text of the Notice of Annual General Meeting is contained in a circular to members giving further information about the business to be conducted at the meeting. Copies of the circular are being sent to all members on 19 May 2004. The circular of the Company can also be viewed and downloaded from the website of the Stock Exchange at www.hkex.com.hk.

2. A member entitled to attend and vote at the meeting is entitled to appoint proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting as the case may be).

4. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of joint holding.

5. The register of members of the Company will be closed from Thursday, 10 June 2004 to Friday, 11 June 2004, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 9 June 2004.

6. An explanatory statement containing further details as regarding resolution no.6 is set out in appendix III to the circular of the Company sent to all members on 19 May 2004.

7. In relation to resolution no. 5, approval is being sought from members for a general mandate to authorise the allotment of shares in the share capital of the Company. The Directors have no immediate plans to issue any new shares in the share capital of the Company pursuant to such general mandate other than shares which may fall to be issued under the share option scheme of the Company.

8. In relation to resolution no. 6, approval is being sought from members for a general mandate to repurchase shares of the Company. The Directors have no immediate plans to repurchase any shares of the Company pursuant to such general mandate.

9. In relation to resolution no. 7, approval is being sought from members to extend the general mandate to allot shares by adding repurchased shares to the 20 per cent. general mandate.

10. In relation to resolution no. 8, approval is being sought from members to amend the articles of association of the Company (a) to permit distribution of summary financial reports in lieu of full reports; (b) to permit dissemination of corporate communications to members by electronic means, and in either the English language only, the Chinese language only or both; (c) to reflect the amendments made to Appendix 3 of the Listing Rules which came into effect on 31 March 2004 and the amendments made to the Companies Ordinance which came into effect on 13 February 2004; and (d) to incorporate drafting improvements

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF 2003 RESULTS

RESULTS

The board of directors (the "Directors") of Guangnan (Holdings) Limited (the "Company"), is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003, which have been reviewed by the Company's Audit Committee.

Consolidated Profit and Loss Account

	Note	2003 *HK$'000*	2002 *HK$'000*
Turnover	1	1,525,807	1,783,020
Cost of sales		(1,373,795)	(1,571,001)
Gross profit		152,012	212,019
Other revenue	2	11,702	22,073
Other net expenses	3	(214)	(602)
Distribution costs		(32,819)	(54,486)
Administrative expenses		(51,856)	(62,733)
Other operating expenses		(5,876)	(5,040)
Profit from operations		72,949	111,231
Non-operating income	4	66,521	35,989
Non-operating expenses	5	(30,862)	(18,812)
Finance costs	6(a)	(7,664)	(12,045)
Share of profits less losses of associates		19,376	10,576
Profit from ordinary activities before taxation	6	120,320	126,939
Income tax	7	(12,933)	(9,747)
Profit from ordinary activities after taxation		107,387	117,192
Minority interests		(4,625)	(1,683)
Profit attributable to shareholders		102,762	115,509
Earnings per share	8		
Basic		1.14 cents	1.28 cents
Diluted		1.12 cents	1.23 cents

Notes:

1. **Segment information**

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

For the year ended 31 December 2003

	Tinplating *HK$'000*	Live and fresh foodstuffs distribution *HK$'000*	Feed production and livestock farming *HK$'000*	Foodstuffs trading *HK$'000*	Property leasing *HK$'000*	Inter-segment elimination *HK$'000*	Unallocated *HK$'000*	Consolidated *HK$'000*
Revenue from external customers	538,765	751,901	145,892	52,190	37,059	—	—	1,525,807
Inter-segment revenue	1,098	—	—	—	—	(1,098)	—	—
Other revenue from external customers	—	—	—	—	—	—	6,916	6,916
Total	539,863	751,901	145,892	52,190	37,059	(1,098)	6,916	1,532,723
Segment result	57,153	11,100	(12,122)	644	26,491			83,268
Unallocated operating income and expenses								(10,319)
Profit from operations								72,949
Share of profits less losses of associates	—	(113)	—	—	—		19,489	19,376
Non-operating income								66,521
Non-operating expenses								(30,862)
Finance costs								(7,664)
Income tax								(12,933)
Minority interests								(4,625)
Profit attributable to shareholders								102,762
Depreciation for the year	5,130	73	2,787	56	601			
Impairment loss for the year	—	—	30,862	—	—			

For the year ended 31 December 2002

	Tinplating *HK$'000*	Live and fresh foodstuffs distribution *HK$'000*	Feed production and livestock farming *HK$'000*	Foodstuffs trading *HK$'000*	Property leasing *HK$'000*	Inter-segment elimination *HK$'000*	Unallocated *HK$'000*	Consolidated *HK$'000*
Revenue from external customers	565,906	977,642	141,474	69,626	28,372	—	—	1,783,020
Inter-segment revenue	910	—	—	—	—	(910)	—	—
Other revenue from external customers	—	—	—	—	—	—	16,505	16,505
Total	566,816	977,642	141,474	69,626	28,372	(910)	16,505	1,799,525
Segment result	90,537	14,433	(5,314)	1,190	19,202			120,048
Unallocated operating income and expenses								(8,817)
Profit from operations								111,231
Share of profits less losses of associates	—	(134)	—	107	—		10,603	10,576
Non-operating income								35,989
Non-operating expenses								(18,812)
Finance costs								(12,045)
Income tax								(9,747)
Minority interests								(1,683)
Profit attributable to shareholders								115,509
Depreciation for the year	5,897	158	4,513	4	577			
Impairment loss for the year	—	—	16,466	—	—			

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for live and fresh foodstuffs distribution, whereas the People's Republic of China other than Hong Kong (the "PRC") is a major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

	The PRC 2003 *HK$'000*	The PRC 2002 *HK$'000*	Hong Kong 2003 *HK$'000*	Hong Kong 2002 *HK$'000*	Others 2003 *HK$'000*	Others 2002 *HK$'000*
Revenue from external customers	719,699	734,553	798,781	1,027,324	7,327	21,143

2. **Other revenue**

	2003 *HK$'000*	2002 *HK$'000*
Interest income	4,526	4,785
Write-back of provision for bad debts	577	2,467
Management income	437	1,630
Dividends from listed securities	260	659
Rental income	225	521
Subsidy received	—	5,712
Dividends from unlisted securities	—	124
Others	5,677	6,175
	11,702	22,073

3. **Other net expenses**

	2003 *HK$'000*	2002 *HK$'000*
Net loss on disposal of fixed assets	(1,069)	(1,378)
Net loss on disposal of investment securities	(236)	—
Net realised and unrealised gains on other securities carried at fair value	562	150
Net exchange gain	269	199
Others	260	427
	(214)	(602)

4. **Non-operating income**

	Note	2003 *HK$'000*	2002 *HK$'000*
Write-back of long outstanding payables	(i)	33,185	9,891
Recovery of bad debts	(ii)	24,239	26,098
Net gain on disposal of a subsidiary		9,097	—
		66,521	35,989

Notes:

(i) The amounts mainly represent the write-back of long outstanding payables. The Directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the year, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

5. **Non-operating expenses**

	2003 *HK$'000*	2002 *HK$'000*
Provision for impairment losses on fixed assets	30,862	18,812

In view of the poor trading conditions experienced by certain subsidiaries, the Directors have reviewed the carrying value of the relevant subsidiaries' fixed assets and concluded that it is appropriate to recognise impairment losses of HK$30,862,000 (2002: HK$18,812,000) against certain fixed assets as at 31 December 2003.

6. **Profit from ordinary activities before taxation**

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

		2003 *HK$'000*	2002 *HK$'000*
(a)	Finance costs:		
	Interest on bank advances and other borrowings repayable within 5 years	4,221	4,200
	Interest on convertible notes	3,443	6,345
	Interest incurred in settling a claim	—	1,500
		7,664	12,045
(b)	Staff costs		
	Net contributions paid to defined contribution plans	574	533
	Salaries, wages and other benefits	42,402	51,766
		42,976	52,299
(c)	Other items:		
	Cost of inventories sold	1,373,795	1,571,001
	Auditors' remuneration	1,940	2,297
	Depreciation	9,050	12,362
	Operating lease charges in respect of property rentals	1,026	1,125
	Amortisation of negative goodwill	(1,447)	(1,557)
	Rentals receivable from investment properties less direct outgoings of HK$3,551,000 (2002: HK$3,591,000)	(32,626)	(21,488)

7. **Income tax in the consolidated profit and loss account**

Taxation in the consolidated profit and loss account represents:

	2003 *HK$'000*	2002 *HK$'000*
Current tax — Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax at 17.5% (2002: 16%) on the estimated assessable profits for the year	258	—
Over-provision in respect of prior years	(2,613)	(355)
	(2,355)	(355)
Current tax — the PRC		
Tax for the year	7,947	10,755
Under-provision in respect of prior years	2,482	—
	10,429	10,755
Deferred tax		
Origination and reversal of temporary differences	6,997	(807)
Effect of increase in tax rate in the PRC on deferred tax balances at 1 January	(4,147)	—
Benefit of previously unrecognised tax losses now recognised	4,907	—
	7,757	(807)
Share of associates' taxation	(2,898)	154
Total income tax expense	12,933	9,747

Income tax for subsidiaries or associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC. The effect of increase in tax rate on the deferred tax balance relates to the anticipated change in the tax rate applicable to certain PRC subsidiaries of the Group according to the expected manner of realisation of the respective temporary differences.

In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group's operations in Hong Kong from 16% to 17.5%.

8. **Earnings per share**

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$102,762,000 (2002: HK$115,509,000) and the weighted average of 9,003,262,000 (2002: 8,996,826,000) ordinary shares in issue during the year.

(b) *Diluted earnings per share*

The calculation of diluted earnings per share is based on the adjusted profit attributable to ordinary shareholders of HK$106,205,000 (2002: HK$121,854,000) and the weighted average number of 9,496,412,000 (2002: 9,908,402,000) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares for the year ended 31 December 2003.

(c) *Reconciliation*

	2003 Number of shares *(thousand)*	2002 Number of shares *(thousand)*
Weighted average number of ordinary shares used in calculating basic earnings per share	9,003,262	8,996,826
Deemed issue of ordinary shares for no consideration	493,150	911,576
Weighted average number of ordinary shares used in calculating diluted earnings per share	9,496,412	9,908,402

	2003 Earnings *HK$'000*	2002 Earnings *HK$'000*
Profit attributable to shareholders	102,762	115,509
Interest saving following conversion of the convertible notes converted	3,443	6,345
Adjusted profit attributable to shareholders used in calculating diluted earnings per share	106,205	121,854

9. **Transfers to reserves**

During the year, approximately HK$9,060,000 (2002: HK$1,844,000) was appropriated from the profit and loss account to other reserves.

AUDIT OPINION

KPMG have confirmed that an unqualified audit opinion will be given in respect of the Group's financial statements for the year ended 31 December 2003.

CHAIRMAN'S STATEMENT

In 2003, the Group adopted guidelines with emphasis on our team quality, innovative business mechanism, realignment of business integration and fostering profitable business so as to enhance our competitiveness. The group focused on the development of tinplating as our core business by implementing our business plan to establish it as a professional and high quality operation and speeding up the clearance of non-core business. Not only did the Group dedicate its effort to search every market potential, add value on existing business, but also actively recovered the historical receivables. To upgrade our staff's quality, rewarding and supervision mechanisms were established. All of the above measures had made a substantial progress. Despite the difficult market condition, the Group has achieved a comparatively good economic performance.

For the year ended 31 December 2003, the Group's consolidated turnover was HK$1,525,807,000, which decreased by HK$257,213,000 as compared with HK$1,783,020,000 in 2002, representing a decrease of 14.4%. The decrease was principally due to the decision made by Guangnan Fresh and Live Foodstuffs Limited since January 2003 on the withdrawal from the pond-fish market which had been opened for one year leading to a decrease by HK$185,427,000 in turnover. With the effects of bird flu and SARS epidemic, the turnover from live poultry business decreased by HK$77,532,000. Facing the market changes, our management team adopted various measures in order to alleviate the adverse effects on our overall profit in 2003. During 2003, the Group's profit before tax was HK$120,320,000, which slightly decreased by HK$6,619,000 as compared with HK$126,939,000 in 2002, representing a decrease of 5.2%. During 2003, profit attributable to shareholders was HK$102,762,000, which decreased by HK$12,747,000 as compared with 2002, representing a decrease of 11.0%. Basic earnings per share was HK1.14 cents. The Board of the Company resolved that no interim dividend would be distributed and no final dividend will be recommended for distribution.

2003 is our crucial year in refining our business strategies and re-establishing our core business. The Group succeeded in repurchasing the tinplating and property leasing businesses of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co. Ltd. ("Shan Hai"). Through the detailed analysis conducted by the Group on the operating conditions, profitability, competitiveness, prospects and development of various business segments during 2003, the Group decided to make a strategic adjustment on our business structure and established our business plan on the development of tinplating and related business as our core business. Apart from that, the Group will gradually withdraw from less profitable non-core livestock farming, production of feed and trading of foodstuffs businesses. The Group also accelerated the disposal of unhealthy assets and non-core business. Through public tender, 51% of equity interest in Dongguan Guangnan Stock Development Co. Ltd. ("Dongguan Guangnan") and current assets of pig farm owned by Dongguan Jinhuang Food Co., Ltd. ("Dongguan Jinhuang") were disposed. The profit of tinplating business represented approximately 80% of the Group's operating profit. The Group considered it as a potential business with promising market prospect. By the disposal of non-core and less profitable business, it is beneficial in building up the new business structure focusing on tinplating business.

Looking ahead to 2004, hope and difficulties co-exist, there will be challenges and opportunities. Benefited from the continuous growth of tinplating market, the Group is given a good opportunity for development. However, the shortage of imported raw plate of tinplate and the increase of price bring about the difficulties in production. In 2004, aiming at managing operation and development, the Group will optimize its comparative advantage in the production of tin-free steel in China. To make use of our superior position in having abundant cash of exceeding HK$200,000,000, the Group will apply a portion of it to set up a production line for tin-free steel. It is expected that the annual production capacity of Zhongyue Tinplate will be ranked the third in this industry in China after the launch of the production in the first half year of 2005. Through the new production line, speeding up technology renovation and maximizing our comparative advantage in tin-free steel products, the productivity integrated capability and competitiveness of the Group will be enhanced paving our way towards the aim of establishing a professional corporate.

MANAGEMENT DISCUSSION & ANALYSIS

Business Review

Introduction

2003 was a year with difficulties in operation. With the deregulation of quota management in pond fish, opening up of the chilled chicken market by the State and the effect of bird flu and SARS epidemic, the turnover of live and fresh foodstuffs agency business continued to decrease. Affected by the increase of price of raw materials, feed production and livestock farming were difficult in operation. The sales and gross profit of tinplating business dropped as compared with 2002 due to the shortage of imported raw plate and the increase of price. Facing such a difficult business environment, the Group adopted a series of measures. For example, the production of the more profit making tin-free steel with higher profit margin was emphasized since there was a shortage of raw materials of tinplate and supply was less than demand. In connection with sales, "Five Priorities" sales strategies, representing priority to be given to customers request processing and printing in our plant, customers in Guangdong Province, purchase orders of tin-free steel, cash payment, purchase orders pricing at a level higher than company's standard price, was put into practice. The optimization of the limited resources has been fulfilled by way of the above measures. In addition to such measures, incentive scheme targeted at trading business in live and fresh foodstuffs was introduced and expansion of trading business in famous domestic live chicken were also carried out. Furthermore, the Group decreased the scale in feed production with low profit margin and strictly controlled the credit sales. Apart from gradually withdrawing from feed production, the Group also speeded up the disposal of three pig farms respectively in Dongguan Guangnan, Dongguan Jinhuang and Guoyao Guangnan Stock Development Co., Ltd. ("Guoyao Guangnan"). Besides, the Group dedicated its efforts to recover the receivables and strengthen the management and supervision on joint-venture business. Through the adjustment of business plans and strategies and adoption of various effective operational measures, the business risks were effectively under control, resulting in a similar level of profit before tax in 2003 without significant decrease as compared with 2002.

The management considered that the operation was comparatively stable although the production and business in 2003 were under the constraints of outside environment which brought about profit before tax slightly lower than that of 2002. Our main products, including tinplating and tin-free steel, kept an upward trend in sales. Their profit margin maintained at a higher level of 15%. The turnover of live and fresh foodstuffs business decreased by 23.1%, while its operating profit decreased by HK$3,333,000, a decrease of 23.1% as compared with 2002. The associated companies have obtained better operating performance and the share of associated companies' profit before tax increased by HK$8,800,000 as compared with 2002, representing an increase of 83.2%. In conclusion, the Group enjoyed a good assets condition, sound financial status, stable operation and fair economic benefits.

Tinplating

The production of tinplate by the Group's subsidiary, Zhongyue Tinplate in 2003 amounted to 94,392 tons and its sales amounted to 94,073 tons, representing a decrease of 14.8% and 15.4% respectively as compared with 2002. The turnover of HK$538,765,000 decreased by 4.8% as compared with 2002. Operating profits decreased by HK$33,384,000 as compared with 2002, representing a decrease of 36.9%. The decrease was principally due to the shortage of raw materials of tinplate and the significant increase of the price of crude oil. The increase of cost was comparatively more than that of selling price.

In 2003, new tin-free steel product produced by Zhongyue Tinplate was granted as "the brand name products in Guangdong Province" and our production technique was granted a patent by the approval of the State of Intellectual Property Office of the People's Republic of China. The management considered that the tinplating business made the greatest contributions to our Group's profit and became the core business with the most promising prospects and it therefore will be our focus of development in the future. Supported by market researches and feasibility studies, our management decided to set up a new production line for tin-free steel in 2004. The project duly commenced and was expected that annual production capacity will rise from current 120,000 tons to 200,000 tons after the launch of the production in the first half year of 2005. It is expected that the production capacity will be ranked the third in the tinplating industry in China. The Group anticipated that the tinplating business, through the cultivation and development of the profitable business, would have a continuous growth so as to develop the Group into a professional corporate specializing in production and sales of tinplating products. Meanwhile, the Group will dedicate its efforts to the development of its related business by actively reviewing the feasibility of establishing a "base for metal container, packaging and printing in China" in Zhongshan Hi-tech Development Zone.

Property Leasing

The Group's leasing properties included plant and staff dormitory of Shan Hai, iron printing plant and equipment of Zhongyue Tinplate and office building in Hong Kong. The total revenue of leasing properties owned by the Group was recorded at HK$37,059,000 in 2003, which increased by 30.6% as compared with 2002. The operating profit of leasing properties totalled HK$26,491,000, which increased by 38.0% as compared with 2002.

Live and Fresh Foodstuffs Distribution

The turnover of live and fresh foodstuffs business was recorded at HK$751,901,000 in 2003, which decreased by HK$225,741,000 as compared with 2002, representing a decrease of 23.1%. The operating profit amounted to HK$11,100,000, which decreased by HK$3,333,000 as compared with 2002, representing a decrease of 23.1%.

The management considered that business in live and fresh foodstuffs which was our traditional and core business in the past had made a great contribution on the development of our Group. Following China's accession to the World Trade Organization, gradual deregulation of the quota management of live and fresh foodstuffs by the State resulted in more intensive market competition. The Group's agency business in live and fresh foodstuffs was mainly derived from the distribution of live and fresh foodstuffs specified by the State's policy, the management therefore decided to actively maintain the business as it was, instead of investing more capital.

In order to ensure consistency in the agreements as a whole while acting as the agency in the live and fresh foodstuffs, the Group signed new agreements with all the suppliers of live and fresh foodstuffs in 2004. Under the new agreements, the role of agency remains unchanged but no longer responsible for the risks associated with the trading of goods. Accordingly, the presentation of the profit and loss account will be changed following the accounting policies to better reflect the legal implication of the transactions, starting from January 2004. The turnover, which was previously recorded as the sales of live and fresh foodstuffs, is now replaced by the commission income, i.e. approximately the net difference between the sales and the corresponding costs and expenses.

Feed Production

In 2003, the turnover of feed production business amounted to HK$115,403,000 which increased by 26.4% in 2002. However, due to a significant increase in price of all raw materials of feed brought from the increase of price of food, provision for bad debt and impairment of fixed assets totalling HK$35,991,000, the loss before tax of HK$36,388,000 was recorded and accordingly the Group experienced from profit to loss.

The management considered feed production industry relies heavily on raw materials and its gross profit is very low. The cost of raw materials represents more than 90% of that of products. The sales market is targeted at farm households. Feed industry does not require high technology, hence, over production and keen market competition occur. The industry generally markets its products on credit terms to increase sales, the advance of working capital in sale is therefore rather substantial. Since there are thousands of farm households, the risk of bad debt becomes very high. Having established the development plans on tinplating business by the Group and for the sake of avoiding operating risks, the management will withdraw gradually from feed production. While maintaining the investment in the business, we actively searched for potential buyer of the entire equity interest of Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd..

Foodstuffs Trading

In 2003, the turnover of the Group's foodstuffs trading business was at HK$52,190,000, which decreased by 25.0% as compared with 2002. The operating profit amounted to HK$646,000 which decreased by 45.7% as compared with 2002.

The management considered that foodstuffs trading is a less profitable non-core business, contributing less profit to the Group. Subject to the limited marketing resources after the withdrawal of supermarket business, there is insufficient room for the development of foodstuffs trading business, the management will withdraw gradually from such business.

Livestock Farming

In 2003, the Group also commenced the plan on gradual withdraw from livestock farming business. After the disposal of the current assets and a portion of fixed assets of the pig farm owned by Dongguan Jinhuang in May 2003, the pig farm and equipment were leased out. In August 2003, 51% equity interest of Dongguan Guangnan held by the Group was disposed of at RMB5,000,000, bringing about HK$9,097,000 profit to the Group. The management will sell Guoyao Guangnan.

Financial Position

As at 31 December 2003, the Group's total assets amounted to HK$955,975,000 and total liabilities stood at HK$333,342,000, a decrease of HK$7,078,000 and HK$114,724,000 respectively when compared with the position as at the end of 2002. The net current assets of the Group increased from HK$73,049,000 as at the end of 2002 to HK$126,507,000 and the current ratio (current assets divided by current liabilities) increased from 1.21 as at the end of 2002 to 1.39. The Group's financial position has strengthened further since the end of last year, indicating a steady move towards improving results and paving the way for future business expansion.

Liquidity and Financing Resources

As at 31 December 2003, the Group maintained cash balances of HK$254,457,000, increased by 4.7% from the cash balances as at the end of 2002. The major cash outflow in 2003 was the early redemption of HK$80,000,000 interest-bearing convertible notes.

The Group's interest-bearing borrowings are repayable on demand and carry interest at annual rates ranging from 5.3% to 7.5%. At 31 December 2003, the Group's interest-bearing borrowings totalled HK$57,700,000. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund, decreased rapidly from 28.1% as at 31 December 2002 to 9.6%.

As at 31 December 2003, the Group's total available credit facilities amounted to HK$269,459,000, of which HK$104,829,000 have been utilized. The unutilized banking facilities amounted to HK$164,630,000. With its cash holdings and recurring cashflow from its operations, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its business in the foreseeable future.

Charges on Group's Assets

At 31 December 2003, certain of the Group's fixed assets with net book value of HK$2,814,000 were pledged to secure general banking facilities amounting to HK$9,004,000 of the Group.

In addition, certain bills receivable of the Group amounting to approximately HK$40,000,000 as at 31 December 2003 has been pledged with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court in a litigation against a former minority shareholder of a subsidiary for recovering amounts due to the Group of an equivalent amount.

Convertible Notes

On 3 December 2001, the Company issued convertible notes of HK$185,000,000 to Richway Resources Limited, a fellow subsidiary of the Company, as part of the consideration for the acquisition of Zhongyue Industry Material Limited. The notes bear interest at a fixed rate of 4.5% per annum and are convertible into ordinary shares of the Company at an initial conversion price of HK$0.155 per share. During the year, a total of HK$80,000,000 convertible notes were redeemed by the Group on 6 December and 19 December 2003 respectively, in order to reduce interest expense thereof. There was no convertible note outstanding at 31 December 2003.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of Hong Kong dollars, US dollars or Renminbi were relatively stable during the year, the Group was not exposed to significant exchange risk.

Employees and Remuneration Policies

As at 31 December 2003, the Group has a total of 544 employees, reduced by 264 as compared to the corresponding date of 2002, of whom 29 were based in Hong Kong and 515 were based in the mainland China. The staff remuneration is determined in accordance with the responsibility for the post, workload, skills, hardship, working conditions, individual performance and prevailing industry practice. In 2003, the Group continued to implement control on the staffing, headcount and total salaries of each subsidiary. The performance bonus incentive scheme continued to be carried out. Through the assessment of the performance of each subsidiary and based on the net cash flow from operation and profit after tax, performance bonus was calculated at applicable rate on different profit level. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. All of the above rewards will raise the morale of our staff members.

Future Prospect

Looking ahead to 2004, the operation environment is still challenging. Due to the shortage of raw materials of tinplate and increase of price, its production and sale for the year will experience a "bottle neck". The outbreak of bird flu epidemic after Chinese New Year will severely affect the live and fresh foodstuffs business in the year. Following the realignment of our business structure, the gradual withdraw of livestock farming, feed production and foodstuffs trading will face more pressure on the turnover of the year. Aiming at alleviating unfavorable factors of production and business in 2004 by taking an active role and advocating our future development, the Group decided to adopt the following measures: (1) Reform on current management from investment control to direct management. Reform and adjustment on internal management structure will also be implemented by reducing the number of management levels and realizing direct management. (2) Reform on remuneration policy. To activate the working enthusiasm of our staff, a new assessment of the remuneration will be introduced in our principle corporate, Zhongyue Tinplate. The performance appraisal is mainly based on productivity (tons), sales (tons), electricity generation (ten thousand watt) and revenue from property (ten thousand RMB). (3) Problems on the shortage of raw materials of tinplate will be actively solved, such as exploring various sources to import raw materials and alternate materials. Besides, the management will review the possibility of using local raw plate and search of market and production potential to realize our current target. (4) To construct exclusive tin-free steel production line without affecting day-to-day production, aiming at commencing production at the earliest opportunity to achieve our targets on effectiveness. (5) Five-year plan on corporate development will be implemented, organized and carried out. The Group dedicates to develop new products and varieties of tinplate and its related business with promising market prospects. The Group firmly believes, by virtue of the advantage that our tinplate products were granted as brand name products in Guangdong Province in 2003, comparative advantage in producing tin-free steel in China and the sound financial position and strong management team, the Group will realize our aims to establish a professional corporate in the foreseeable years.

DIVIDEND

The Directors of the Company do not recommend the payment of any final dividend (2002: HK$Nil). There was no payment of the interim dividend for the six months ended 30 June 2003 (for the six months ended 30 June 2002: HK$Nil).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, 10 June 2004 to Friday, 11 June 2004, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 9 June 2004.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 8 April 2004

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the appointment of Mr. Zhao Leili as a Non-executive Director, Mr. Tan Yunbiao as an Executive Director and the General Manager and Mr. Tsang Hon Nam as an Executive Director and the Financial Controller of the Company with effect from 26th February, 2004.

Mr. Zhao Leili was appointed a director of Guangdong Yue Gang Investment Holdings Company Limited and an executive director of GDH Limited in December 2001. Mr. Zhao graduated from Air Force Aviation College of People's Liberation Army. He worked in a number of positions in the Air Force Aviation of People's Liberation Army and was a Commander in the Air Force from 1969 to 2001. Mr. Zhao has extensive experience in personnel management, audit control and construction management.

Mr. Tan Yunbiao graduated from South China Agricultural University and worked in the Personnel Bureau, Zhongshan City, the PRC between 1984 to 1988. Mr. Tan joined Zhongshan Shan Hai Industrial Co., Ltd. and Zhongshan Zhongyue Tinplate Industrial Co., Ltd. in 1988 and was promoted to the position of director and deputy general manager in 1997 and became director and general manager in 2001. Mr. Tan has extensive experience in corporate development as well as sales and marketing management.

Mr. Tsang Hon Nam graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an Associate of the Hong Kong Society of Accountants and a Fellow of the Association of Chartered Certified Accountants. Mr. Tsang joined Guangdong Enterprises (Holdings) Limited in 1998. Before joining the Company, Mr. Tsang is a deputy general manager of finance department of GDH Limited.

The Board of the Company also announces the resignation of Mr. Li Xiangbin as an Executive Director and the General Manager of the Company and Mr. Hui Wai Man as an Executive Director and the Financial Controller with effect from 26th February, 2004. The Board would like to express its gratitude to Mr. Li and Mr. Hui for their contribution to the group.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 26th February, 2004

9th Feb 2004 By Fax : 2845 6328

Primary Market Information
E-Business & Information Services
Hong Kong Exchanges and Clearing Ltd.
Tower I & II, Exchange Square
Central
Hong Kong

Dear Sirs,

Re : Guangnan (Holdings) Limited
Notification of Interests in Shares of Listed Corporation – Form 3A

In relation to the 20,000,000 share options granted by Guangnan (Holdings) Limited to me on 6th February, 2004, I enclose a Form 3A. Please note that in accordance with the rules of the share option scheme of Guangnan (Holdings) Limited, I have paid a nominal consideration of HK$10.00 to Guangnan (Holdings) Limited on acceptance of the grant of the share options. Such nominal consideration has not been disclosed in Boxes 14 and 18, as :

(i) it is nominal in nature; and
(ii) it is not fixed on a per share basis.

Yours faithfully,

Liang Jiang

Encl.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身為董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司	
2. 股份編號 1203	**4.** 該類別的已發行股份的數目 9,015,832,859
3. 股份類別 普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文) LIANG（姓氏）	JIANG（其他名字）	**8.** 董事的姓名（中文） 梁江
6. 香港身分證／護照號碼 P797058(0)	簽發護照國家 -	**9.** 中文電碼 27333068
7. 董事的地址 香港干諾道西167號天津大廈15樓		**10.** 日間聯絡電話號碼 2828 3976
		11. 電郵地址

12. 有關事件的日期

06	02	2004
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	- 請選擇 -	201	20,000,000	HKD			0.000	- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	300,000	0.00
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	20,300,000	0.23
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	06/05/2004	05/05/2009		0.158		20,000,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

09	02	2004
（日）	（月）	（年）

25. 連續頁的張數

26. 附頁的張數

表格3A.

Liang Jiang

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	**4.** 該類別的已發行股份的數目 9,015,832,859
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文) LIANG （姓氏）	JIANG （其他名字）	**8.** 董事的姓名（中文） 梁江
6. 香港身分證／護照號碼 P797058(0)	簽發護照國家 -	**9.** 中文電碼 27333068
7. 董事的地址 香港干諾道西167號天津大廈15樓		**10.** 日間聯絡電話號碼 2828 3976
		11. 電郵地址

12. 有關事件的日期

18	06	2004
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	- 請選擇 -	201	500,000	HKD	0.110	0.110		- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	20,300,000	0.23
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	20,800,000	0.23
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

18	06	2004
(日)	(月)	(年)

25. 連續頁的張數

26. 附頁的張數

表格3A

梁江

26th February, 2004 By Fax : 2845 6328

Primary Market Information
E-Business & Information Services
Hong Kong Exchanges and Clearing Ltd.
Tower I & II, Exchange Square
Central
Hong Kong

Dear Sirs,

Re : Guangnan (Holdings) Limited ("Guangnan")
Notification of Interests in Shares of Listed Corporation – Form 3A

On becoming a director of Guangnan on 26th February, 2004, I enclose a Form 3A in respect of the 15,000,000 share options granted by Guangnan to me on 6th February, 2004. Please note that in accordance with the rules of the share option scheme of Guangnan, I have paid a nominal consideration of HK$10.00 to Guangnan on acceptance of the grant of such share options. Such nominal consideration has not been disclosed in Boxes 14 and 18, as :

(i) it is nominal in nature; and
(ii) it is not fixed on a per share basis.

Yours faithfully,

Tan Yunbiao

Encl.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

*本表格必須根據表格 **3A** 註釋內的指令及指示填寫。*

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目 9,015,832,859
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名 (英文) TAN （姓氏）	YUNBIAO （其他名字）	8. 董事的姓名（中文） 譚雲標
6. 香港身分證／護照號碼	簽發護照國家	9. 中文電碼 622300612871
7. 董事的地址 香港干諾道西167號天津大廈15樓		10. 日間聯絡電話號碼 2828 3976
		11. 電郵地址

12. 有關事件的日期

26	02	2004
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號 (見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號 (見表3)
好倉	130	- 請選擇 -	201	15,000,000	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字 (%)
好倉	15,000,000	0.17
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字 (%)
好倉	15,000,000	0.17
淡倉		

17. 以何種身分持有方格 **16**所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
201	15,000,000	
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	06/05/2004	05/05/2009		0.1582		15,000,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號(見表5)	股份數目	
			好倉	淡倉
		-請選擇-		
		-請選擇-		
		-請選擇-		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

01	03	2004
（日）	（月）	（年）

25. 連續頁的張數

26. 附頁的張數

表格3A



譚雲標

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

Revised

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身為董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格 3A 註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	**4.** 該類別的已發行股份的數目 9,015,832,859
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名 (英文) TAN （姓氏）	YUNBIAO （其他名字）	**8.** 董事的姓名（中文） 譚雲標
6. 香港身分證／護照號碼 PRC ID No. 440620196407050032	簽發護照國家	**9.** 中文電碼 622300612871
7. 董事的地址 香港干諾道西167號天津大廈15樓		**10.** 日間聯絡電話號碼 2828 3976
		11. 電郵地址

12. 有關事件的日期

26	02	2004
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號 (見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號 (見表3)
好倉	130	- 請選擇 -	201	15,000,000	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	15,000,000	0.17
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	15,000,000	0.17
淡倉		

17. 以何種身分持有方格 **16**所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
201	15,000,000	
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	06/05/2004	05/05/2009		0.1582		15,000,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料 （關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

01	03	2004
（日）	（月）	（年）

25. 連續頁的張數

26. 附頁的張數

表格3A.

9th Feb 2004 By Fax : 2845 6328

Primary Market Information
E-Business & Information Services
Hong Kong Exchanges and Clearing Ltd.
Tower I & II, Exchange Square
Central
Hong Kong

Dear Sirs,

Re : Guangnan (Holdings) Limited
Notification of Interests in Shares of Listed Corporation – Form 3A

In relation to the 20,000,000 share options granted by Guangnan (Holdings) Limited to me on 6th February, 2004, I enclose a Form 3A. Please note that in accordance with the rules of the share option scheme of Guangnan (Holdings) Limited, I have paid a nominal consideration of HK$10.00 to Guangnan (Holdings) Limited on acceptance of the grant of the share options. Such nominal consideration has not been disclosed in Boxes 14 and 18, as :

(iii) it is nominal in nature; and
(iv) it is not fixed on a per share basis.

Yours faithfully,

李相彬

Li Xiangbin

Encl.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身為董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	**4.** 該類別的已發行股份的數目 9,015,832,859
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文)		**8.** 董事的姓名（中文）
LI （姓氏）	XIANGBIN （其他名字）	李相彬
6. 香港身分證／護照號碼 R032986(9)	簽發護照國家 -	**9.** 中文電碼 262141611755
7. 董事的地址 香港干諾道西167號天津大廈15樓		**10.** 日間聯絡電話號碼 2828 3976
		11. 電郵地址

12. 有關事件的日期

06	FEB	2004
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	- 請選擇 -	201	20,000,000	HKD			0.000	- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	0	0.00
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	20,000,000	0.22
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	06/05/2004	05/05/2009		0.158		20,000,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第**317**條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格**3A**送交存檔的日期

09	FEB	2004
（日）	（月）	（年）

25. 連續頁的張數 ☐

26. 附頁的張數 ☐

表格3A.

Li Xiangbin

9th Feb 2004 By Fax : 2845 6328

Primary Market Information
E-Business & Information Services
Hong Kong Exchanges and Clearing Ltd.
Tower I & II, Exchange Square
Central
Hong Kong

Dear Sirs,

Re : Guangnan (Holdings) Limited
Notification of Interests in Shares of Listed Corporation – Form 3A

In relation to the 2,500,000 share options granted by Guangnan (Holdings) Limited to me on 6th February, 2004, I enclose a Form 3A. Please note that in accordance with the rules of the share option scheme of Guangnan (Holdings) Limited, I have paid a nominal consideration of HK$10.00 to Guangnan (Holdings) Limited on acceptance of the grant of the share options. Such nominal consideration has not been disclosed in Boxes 14 and 18, as :

(v) it is nominal in nature; and
(vi) it is not fixed on a per share basis.

Yours faithfully,

Hui Wai Man, Lawrence

Encl.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱

廣南（集團）有限公司

2. 股份編號	1203	**4.** 該類別的已發行股份的數目
3. 股份類別	普通股	9,015,832,859

5. 列印在香港身分證／護照上的董事的姓名(英文)

HUI	WAI MAN, LAWRENCE
（姓氏）	（其他名字）

6. 香港身分證／護照號碼: E952253(4)

簽發護照國家: -

7. 董事的地址

香港干諾道西167號天津大廈15樓

8. 董事的姓名（中文）

許偉文

9. 中文電碼

607902512429

10. 日間聯絡電話號碼

2828 3938

11. 電郵地址

12. 有關事件的日期

6	FEB	2004
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	- 請選擇 -	201	2,500,000	HKD			0.000	- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	0	0.00
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	2,500,000	0.03
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	06/05/2004	05/05/2009		0.158		2,500,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身為董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

09	FEB	2004
（日）	（月）	（年）

25. 連續頁的張數

26. 附頁的張數

表格3A.

Hui Wai Man, Lawrence

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED	**2. Stock code** 1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	**7. Number of issued shares in class** 5,244,952,672
4. Registered office 28/F. & 29/F. GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG.	**8. Business registration number** 03755183-000-01
5. Principal place of business HONG KONG	**9. Place of incorporation** HONG KONG Certificate of Incorporation No. 31340
6. Class of shares in which interested ORDINARY SHARES	**10. Exchange on which listed** THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport LIANG (Surname) JIANQIN (Other names)	**14. Name of Director (Chinese)** 梁劍琴
12. HKID/Passport No. P544686(8) **Country of issue of Passport**	**15. Chinese Character Code** 2733 0494 3830
13. Address of Director 26/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG	**16. Daytime tel. No.** 2852 9232 **17. e-mail address**

18. Date of relevant event

06	FEB	2004
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	141	- Select -	201	50,000	HKD	1.580	1.580		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before *the relevant event*

	Total number of shares	Percentage figure (%)
Long position	150,000	0.00
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.00
Short position		

23. Capacity in which *interests disclosed* in Box 22 *are held* (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

9	FEB	2004
(day)	(month)	(year)

30. Number of continuation sheets

31. Number of attachments

Form 3B.

Liang Jiangin

CR

公司註冊處
Companies Registry

登記冊備存地點通知書
Notification of Location of Registers

(公司條例第 74A(3)、88(3)、89(3)、95(3)、119A(2) 及 158A(2)條)
(Companies Ordinance ss. 74A(3), 88(3), 89(3), 95(3), 119A(2) & 158A(2))

表格 Form **R2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南（集團）有限公司

(註 Note 5) 2 登記冊或其他文件的備存地點 Location of Registers or Other documents

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

登記冊／其他文件 Registers／Other documents	備存地點 Location	生效日期 Effective Date (日 DD / 月 MM / 年 YYYY)
☑ 成員登記冊 Register of Members	46th Floor, Hopewell Centre 183 Queen's Road East Wanchai Hong Kong	06 Sept 2004
☐ 董事及秘書登記冊 Register of Directors & Secretaries		
☐ 債權證持有人登記冊 Register of Debenture Holders (註 Note 6)		
☐ 押記登記冊 Register of Charges		
☐ 會議紀錄簿 Minute Books		
☐ 設定押記的文書副本 Copies of Instruments Creating Charges		

簽署 Signed : [signature]

姓名 Name : Cheung Mo Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 06 Sept 2004
日 DD / 月 MM / 年 YYYY

* *請刪去不適用者 Delete whichever does not apply*

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 15/F., Tianjin Building
167 Connaught Road West
Hong Kong

電話 Tel: 28283976 傳真 Fax: 25839288

電郵地址 E-mail Address:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
10 -09- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

CR

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第158(4)及(4A)條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form D2A

重要事項 Important Notes
- 填表前請參閱《填表須知》。
請用黑色墨水列印
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number
109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited 廣南（集團）有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act
(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity
- ☐ 秘書 Secretary
- ☑ 董事 Director
- ☐ 候補董事 Alternate Director

代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
李相彬	Li	Xiangbin

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
R032986(9)	-

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation
- ☑ 辭職／其他 Resignation／Others
- ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
26	Feb	2004

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation
- ☐ 是 Yes
- ☑ 否 No

(註 Note 5) 提交人的資料 Presentor's Reference

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 15/F., Tianjin Building, 167 Connaught Road West, Hong Kong.

電話 Tel: 2828 3938 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference: Attn Ms. Lorraine Cheung

請勿填寫本欄 For Official Use

收件日期 RECEIVED
19 -03- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

表格 Form **D2A**

公司編號 Company Number: 109667

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese	譚雲標
英文姓名 Name in English	姓氏 Surname: Tan / 名字 Other Names: Yunbiao
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 13) 住址 Residential Address	Room 201, Block E, No. 1 Cui Ming Street, Fei Cui Garden, Zhongshan East, Guangdong Province. / 國家 Country: The PRC
(註 Note 14) 電郵地址 E-mail Address	-

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	Nil
b 海外護照 Overseas Passport	簽發國家 Issuing Country: Nil / 號碼 Number: Nil
委任日期 Date of Appointment	日 DD: 26th / 月 MM: Feb / 年 YYYY: 2004

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

表格 Form **D2A**

公司編號 Company Number: 109667

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**
(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

(註 Note 19) 中文名稱 Name in Chinese:

(註 Note 19) 英文名稱 Name in English:

(註 Note 20) 地址 Address: — 國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment: 日 DD / 月 MM / 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment ☐ 是 Yes ☐ 否 No

本通知書包括 ____ 張續頁 A、 ____ 張續頁 B 及 ____ 張續頁 C。

This Notification includes 1 Continuation Sheet(s) A, 2 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

簽署 Signed : [signature]

姓名 Name : Cheung Mo Ching 日期 Date : 10th March, 2004 (日 DD / 月 MM / 年 YYYY)

~~董事 Director~~／秘書 Secretary *

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2A**

(續頁 A Continuation Sheet A)

公司編號 Company Number

109667

離任秘書／董事的資料 (第 2A 項)
Particulars of Secretary／Director Ceasing to Act (Section 2A)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity

- [ ] 秘書 Secretary
- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

許偉文	Hui	Wai Man Lawrence
中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) 身份證明 Identification

E952253(4)	-
香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation

- [x] 辭職／其他 Resignation／Others
- [ ] 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

26	Feb	2004
日 DD	月 MM	年 YYYY

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

- [ ] 是 Yes
- [x] 否 No

表格 Form **D2A**

(續頁 B Continuation Sheet B)

公司編號 Company Number

109667

獲委任的個人秘書／董事的資料 (第 2B 項)
Particulars of Individual Secretary／Director Appointed (Section 2B)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese	趙雷力
英文姓名 Name in English	姓氏 Surname: Zhao; 名字 Other Names: Leili
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 13) 住址 Residential Address	Flat A, 18/F., Fook Chak House, Tung Fai Gardens, 17 Po Yan Street, Hong Kong. 國家 Country:
(註 Note 14) 電郵地址 E-mail Address	-

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R110366(A)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: - 號碼 Number: -

委任日期 Date of Appointment: 26th (日 DD) Feb (月 MM) 2004 (年 YYYY)

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

表格 Form **D2A**

(續頁 B Continuation Sheet B)
公司編號 Company Number

109667

獲委任的個人秘書／董事的資料 (第 2B 項)
Particulars of Individual Secretary／Director Appointed (Section 2B)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity
☐ 秘書 Secretary
☑ 董事 Director
☐ 候補董事 Alternate Director
代替 Alternate to:

中文姓名 Name in Chinese	曾翰南

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	Tsang	Hon Nam

前用姓名 Previous Names	-
別名 Alias	-

(註 Note 13) 住址 Residential Address

Flat D, 6/F., Block 1, Ho Fai Garden,
218-224 Sai Lau Kok Road,
Tsuen Wan, N.T., Hong Kong.

國家 Country

(註 Note 14) 電郵地址 E-mail Address: -

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: C608020(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
26th	Feb	2004

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

CR

公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 個人秘書/董事資料更改 Change of Particulars of Individual Secretary/Director

(如涉及超過一名個人秘書/董事,請用續頁A填報 Use Continuation Sheet A if more than 1 individual secretary/director is involved)

A. 更改資料的個人秘書/董事
Identity of the Individual Secretary/Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: 譚雲標

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Tan	Yunbiao

(註 Note 7) 身份證明 Identification:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
Nil	Nil

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 15/F., Tianjin Building, 167 Connaught Road West, Hong Kong.

電話 Tel: 2828 3938 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference: Attn : Ms. Lorraine Cheung

請勿填寫本欄 For Official Use

收件日期 RECEIVED
08-07-2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

表格 Form **D2B**

公司編號 Company Number

109667

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 Effective Date

Item	Particulars	日 DD	月 MM	年 YYYY
(a) 中文姓名 Name in Chinese				
(b) 英文姓名 Name in English — 姓氏 Surname / 名字 Other Names				
(註 Note 9) (c) 別名 Alias				
(註 Note 10) (d) 住址 Residential Address — 國家 Country				
(註 Note 11) (e) 電郵地址 E-mail Address				
(f) 香港身份證號碼 Hong Kong Identity Card Number	R282928(1)	29	06	2004
(g) 海外護照 Overseas Passport — 簽發國家 Issuing Country / 號碼 Number				

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number

109667

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

(註 Note 12) 中文名稱 Name in Chinese

(註 Note 12) 英文名稱 Name in English

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English

日 DD 月 MM 年 YYYY

(註 Note 13) (d) 地址 Address

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address

日 DD 月 MM 年 YYYY

本通知書包括 0 張續頁 A 及 0 張續頁 B。

This Notification includes ____ Continuation Sheet(s) A and ____ Continuation Sheet(s) B.

簽署 Signed : [signature]

姓名 Name : Tan Yunbiao

董事 Director／~~秘書 Secretary~~ *

日期 Date : 29 June 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)

CR

公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱〈填表須知〉。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese: 羅蕃郁

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Luo	Fanyu

(註 Note 7) 身份證明 Identification:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
-	P3991680

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 15/F., Tianjin Building, 167 Connaught Road West, Hong Kong.

電話 Tel: 2828 3938 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference: Attn : Ms. Lorraine Cheung

請勿填寫本欄 For Official Use

收件日期 RECEIVED
28 -04- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

表格 Form **D2B**

公司編號 Company Number

109667

2 個人秘書／董事資料更改 (續上頁)
Change of Particulars of Individual Secretary／Director (cont'd)

ote 8) **B.** 更改詳情 **Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 Effective Date

(a) 中文姓名 Name in Chinese

	日 DD	月 MM	年 YYYY

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names	日 DD	月 MM	年 YYYY

Note 9) (c) 別名 Alias

	日 DD	月 MM	年 YYYY

Note 10) (d) 住址 Residential Address

	國家 Country	日 DD	月 MM	年 YYYY

Note 11) (e) 電郵地址 E-mail Address

	日 DD	月 MM	年 YYYY

(f) 香港身份證號碼 Hong Kong Identity Card Number

	日 DD	月 MM	年 YYYY

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number	日 DD	月 MM	年 YYYY
The PRC	P CHN 150165045	16	04	2004

指明編號 1/2004 (2004 年 2 月)

表格 Form **D2B**

公司編號 Company Number

109667

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 *Please tick the relevant box(es)*

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 12) 中文名稱 Name in Chinese

(註 Note 12) 英文名稱 Name in English

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 ***Please complete item(s) with change(s) only*** — 生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English — 日 DD 月 MM 年 YYYY

(註 Note 13) (d) 地址 Address — 國家 Country — 日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address — 日 DD 月 MM 年 YYYY

本通知書包括 0 張續頁 A 及 0 張續頁 B。

This Notification includes ____ Continuation Sheet(s) A and ____ Continuation Sheet(s) B.

簽署 Signed : [signature]

姓名 Name : Cheung Mo Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : 27 April 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

CR
公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited 廣南（集團）有限公司

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: 趙雷力

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Zhao	Leili

(註 Note 7) 身份證明 Identification:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
R110366(A)	-

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 15/F., Tianjin Building, 167 Connaught Road West, Hong Kong.

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference: Attn : Ms. Lorraine Cheung

請勿填寫本欄 For Official Use

收件日期 RECEIVED
19 -03- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

表格 Form **D2B**

公司編號 Company Number: 109667

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

(a) 中文姓名 Name in Chinese

	日 DD	月 MM	年 YYYY

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names	日 DD	月 MM	年 YYYY

(註 Note 9) (c) 別名 Alias

	日 DD	月 MM	年 YYYY

(註 Note 10) (d) 住址 Residential Address

Address	國家 Country	日 DD	月 MM	年 YYYY
Flat A, 11/F., Wing Yu Building, 31-33 Bonham Strand West, Sheung Wan, Hong Kong.		18	03	2004

(註 Note 11) (e) 電郵地址 E-mail Address

	日 DD	月 MM	年 YYYY

(f) 香港身份證號碼 Hong Kong Identity Card Number

	日 DD	月 MM	年 YYYY

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number	日 DD	月 MM	年 YYYY

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number

109667

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

(註 Note 12) 中文名稱 Name in Chinese

(註 Note 12) 英文名稱 Name in English

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only 生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English

日 DD 月 MM 年 YYYY

(註 Note 13) (d) 地址 Address

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address

日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。
This Notification includes 0 Continuation Sheet(s) A and 0 Continuation Sheet(s) B.

簽署 Signed : 趙雷力

姓名 Name : Zhao Leili 日期 Date : 18th March, 2004

董事 Director／~~秘書 Secretary~~ * 日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

CR
公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
Please print in black ink.

公司編號 Company Number: 109667

公司名稱 Company Name

Guangnan (Holdings) Limited 廣南（集團）有限公司

本人 I, Zhao Leili 赵雷力 同意出任上述公司的 consent to act as the above company's
(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

- [x] 董事，Director
- [ ] 候補董事，Alternate Director 代替 Alternate to

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from 26th (日 DD) Feb (月 MM) 2004 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed: [signature]

日期 Date: 9th March 2004
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference	請勿填寫本欄 For Official Use
姓名 Name: Guangnan (Holdings) Limited 地址 Address: 15/F., Tianjin Building, 167 Connaught Road West, Hong Kong. 電話 Tel: 2828 3938 傳真 Fax: 2583 9288 電郵地址 E-mail Address:	收件日期 RECEIVED 10-03-2004 公司註冊處(行政組) COMPANIES REGISTRY (Administration ...)

CR
公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 109667

公司名稱 Company Name

Guangnan (Holdings) Limited 廣南（集團）有限公司

本人 I, **Tan Yunbiao 譚雲標** 同意出任上述公司的 consent to act as the above company's

(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事，
Director

☐ 候補董事，
Alternate Director

代替 Alternate to

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from

日 DD	月 MM	年 YYYY
26th	Feb	2004

，並確認本人已年滿十八歲。
, and confirm that I have attained the age of 18 years.

簽署 Signed : [signature]
Tan Yunbiao

日期 Date : 9th March 2004
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 15/F., Tianjin Building, 167 Connaught Road West, Hong Kong.

電話 Tel: 2828 3938 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference: Attn Ms. Lorraine Cheung

請勿填寫本欄 For Official Use

收件日期 RECEIVED
10 -03- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

CR

公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form D3

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 109667

公司名稱 Company Name

Guangnan (Holdings) Limited 廣南(集團)有限公司

本人 I, Tsang Hon Nam 曾翰南 同意出任上述公司的 consent to act as the above company's

(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事，Director

☐ 候補董事，Alternate Director — 代替 Alternate to

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from 26th (日 DD) Feb (月 MM) 2004 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed : [signature]
Tsang Hon Nam

日期 Date : 09 / 03 / 2004
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference	請勿填寫本欄 For Official Use
姓名 Name: Guangnan (Holdings) Limited 地址 Address: 15/F., Tianjin Building, 167 Connaught Road West, Hong Kong. 電話 Tel: 2828 3938 傳真 Fax: 2583 9288 電郵地址 E-mail Address:	收件日期 RECEIVED 10 -03- 2004 公司註冊處(行政組) COMPANIES REGISTRY (Administration Section)

CR

公司註冊處
Companies Registry

周年申報表
Annual Return

(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南（集團）有限公司

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
11	06	2004

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

15/F., Tianjin Building, 167 Connaught Road West, Hong Kong.

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 15/F., Tianjin Building,
167 Connaught Road West,
Hong Kong.

電話 Tel: 2828 3976 傳真 Fax: 25839288

電郵地址 E-mail Address:

檔號 Reference: Attn : Ms. Lorraine Cheung

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

08/07/2004	00560449
CR No. :	-109667-
Sh. Form :	AR1L
27	$140.00
TOTAL(CSH)	$140.00

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

109667

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

(註 Note 11) **8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital**

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return

N/A

(註 Note 12) **9 股本 Share Capital**

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 ***Total*** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 ***Total*** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值(不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium)
Ordinary	**HK$ 1,500,000,000.00**	**9,015,832,859**	**HK$ 0.10**	**HK$ 901,583,285.90**	**HK$ 901,583,285.90**
總值 Total	**HK$ 1,500,000,000.00**	**9,015,832,859**		**HK$ 901,583,285.90**	**HK$ 901,583,285.90**

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

109667

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

<u>截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return</u>

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
	Please refer to the attached CD Rom				
	總數 Total				

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number: 109667

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	張慕貞
英文姓名 Name in English	姓氏 Surname: Cheung / 名字 Other Names: Mo Ching
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat B, 33/F., Tower 13A, Yee Fai Court, South Horizons, Apleichau, Hong Kong.
(註 Note 15) 電郵地址 E-mail Address	-

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	E866296(0)	
b 海外護照 Overseas Passport	簽發國家 Issuing Country: -	號碼 Number: -

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

表格 Form **AR1**

公司編號 Company Number: 109667

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 梁江

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Liang	Jiang

前用姓名 Previous Names: 梁錫江

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Flat B, 19/F., Evergreen Tower,
Western Garden, 83 Second Street,
Sai Ying Pun, Hong Kong.

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P797058(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese	譚雲標

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	Tan	Yunbiao

前用姓名 Previous Names	-
別名 Alias	-

(註 Note 20) 住址 Residential Address

Address	國家 Country
Room 201, Block E, No. 1 Cui Ming Street, Fei Cui Garden, Zhongshan East, Guangdong Province.	The PRC

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname　　名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country　　號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

109667

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register		地址 Address
a	成員登記冊 Register of Members	**Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.**
b	債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	-

(註 Note 24) **14 隨表提交的帳目所涵蓋的會計結算始末日期**
Period Covered by Accounts Submitted with this Form
(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	01	2003		31	12	2003

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，01 則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。
This Return includes 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B,** 7 **Continuation Sheet(s) C and** 0 **Continuation Sheet(s) D.**

簽署 Signed :

姓名 Name : Cheung Mo Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : **11 June 2004**
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

11	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 曾翰南

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Tsang	Hon Nam

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Flat D, 6/F., Block 1, Ho Fai Garden,
218-224 Sai Lau Kok Road,
Tsuen Wan, N.T.,
Hong Kong.

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: C608020(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return		
11	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 趙雷力

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Zhao	Leili

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address

Flat A, 11/F., Wing Yu Building,
31-33 Bonham Strand West,
Sheung Wan, Hong Kong.

國家 Country: -

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R110366(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

11	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

Note 19) 身份 Capacity — ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: 羅蕃郁

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Luo	Fanyu

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address:
Flat D, 17/F., Tai Yuen Court,
38 Tai Yuen Street,
Wanchai, Hong Kong.

國家 Country: -

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
The PRC	P CHN 150165045

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return			公司編號 Company Number
11	06	2004	109667
日 DD	月 MM	年 YYYY	

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity
- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese	梁劍琴	
英文姓名 Name in English	Liang	Jianqin
	姓氏 Surname	名字 Other Names
前用姓名 Previous Names	-	
別名 Alias	-	
Note 20) 住址 Residential Address	Flat B, 13/F., Man King Building, 9-11 Bonham Strand West, Hong Kong.	國家 Country: -
Note 21) 電郵地址 E-mail Address	-	

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P544686(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

11	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: -

英文姓名 Name in English

McMahon	Gerard Joseph
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address

Flat E, 9/F., Vienna Mansion,
55 Paterson Street,
Causeway Bay, Hong Kong.

國家 Country: -

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD291901(5)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
11	06	2004

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: 譚惠珠

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Tam	Wai Chu, Maria

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address: 3rd Floor, 52A, Macdonnell Road, Hong Kong. — 國家 Country: -

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A464118(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return		
11	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 李嘉強

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Li	Kar Keung

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address: Flat 4B, Block 8, Cavendish Heights, 33 Perkins Road, Jardine Lookout, Hong Kong.

國家 Country: -

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E516940(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

The Companies Ordinance
(Chapter 32)

Special Resolution
of

Guangnan (Holdings) Limited

Passed on 11th June, 2004

At the Annual General Meeting of the Company held at the Boardroom, Basement II, The Wharney Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on 11th June, 2004 at 10:00 a.m. the following resolution was duly passed:

SPECIAL RESOLUTION

8. "**THAT** the articles of association of the Company be and are hereby amended in the following manner:

(A) By adding the following definition in Article 2 before the definition of "these Articles" or "these presents":

""address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Articles " or "these presents";

with the following marginal note:

"address"

(B) By deleting the existing definition of "associate" in Article 2 in its entirety and substituting therefor the following:

""associate" has the meaning given in the Listing Rules as amended from time to time;"

with the following marginal note:

"associate"

(C) By adding the following definition in Article 2 after the definition of "the Board" or "the Directors":

""business day" shall mean any day on which the Stock Exchange is open for business of dealing in securities;"

with the following marginal note:

"business day"

(D) By adding the following definition in Article 2 after the definition of "the Chairman":

""clearing house" means a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) as modified from time to time;"

with the following marginal note:

"clearing house"

(E) By adding the following definitions in Article 2 after the definition of "$" or "dollars":

""electronic communication" means a communication sent by electronic means;

with the following marginal note:

"electronic communication"

"electronic means" means the transmission of any communication from the Company in any form through any medium (including but not limited to electronic mail or publication on the Company's website, or publication on the Company's computer network or publication on the website of the Stock Exchange or the website of any stock exchange on which any securities of the Company are listed and/or permitted to be dealt in);

with the following marginal note:

"electronic means"

"Electronic Signature" means an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;"

with the following marginal note:

"Electronic Signature"

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China;"

with the following marginal note:

"Hong Kong"

"Listing Rules" means The Rules Governing the Listing of Securities on the Stock Exchange, as from time to time supplemented, amended, substituted or replaced;"

with the following marginal note:

"Listing Rules"

(F) By deleting in the definition of "newspaper" in Article 2 the words "the Chief Secretary" and substituting therefor "the Chief Secretary for Administration".

(G) By deleting from Article 2 the paragraph with regard to "writing" or "printing" in its entirety as set out after the definition of "shareholders" or "members" and adding the following definitions in Article 2 after the definition of "shareholders" or "members":

""Stock Exchange" means The Stock Exchange of Hong Kong Limited;

with the following marginal note:

"Stock Exchange"

"in writing" means written or printed or printed by lithography or printed by photography or typewritten or produced by any other mode of representing words in a visible form or, to the extent permitted by, and in accordance with the applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form;"

with the following marginal note:

"in writing"

(H) By adding the following paragraphs in Article 2 following the definition of "in writing" added as above and before the last 5 paragraphs in Article 2:

"reference to a document being executed include reference to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the applicable laws, rules and regulations, by Electronic Signature or by any other method;

with the following marginal note:

"execution of a document"

reference to a document to the extent permitted by, and in accordance with the applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not;"

with the following marginal note:

"form of a document"

(I) By deleting the words "The Stock Exchange of Hong Kong Limited" in Article 5(b) and substituting therefor "the Stock Exchange".

(J) (1) By deleting the words "without payment to receive within two months after allotment or lodgment of a transfer" in the second and third lines of Article 15 and substituting therefor the words "to receive within two months after allotment or within ten business days after lodgment of a transfer".

(2) By deleting the words "HK$2 (or such higher amount as shall for the time being be approved by The Stock Exchange of Hong Kong Limited) for every certificate after the first or such lesser sum as the Board shall from time to time determine," in the seventh, eighth and ninth lines of Article 15 and substituting therefor the following:

"such amount prescribed by the Stock Exchange or such lesser sum as the Board shall from time to time determine for every share certificate after the first,"

(K) By deleting the words "HK$2 (or such higher amount as shall for the time being be approved by The Stock Exchange of Hong Kong Limited)" in Article 19 and substituting therefor the following:

"such amount as shall for the time being be prescribed by the Stock Exchange"

(L) By deleting the words "for employees" in Article 23.

(M) By adding the following words to the end of Article 27 immediately after the words "and a Chinese language newspaper in Chinese":

"and/or, subject to the Listing Rules, in the manner in which notices may be served by the Company by electronic means as herein provided"

(N) By deleting the existing Article 36 in its entirety and substituting therefor the following new Article:

"36. All transfers of shares may be effected by transfer in writing in the usual or common form or in a form prescribed by the Stock Exchange or in such other form as the Board may accept and may be executed under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. All instruments of transfer must be left at the Registered Office or at such other place as the Board may appoint."

with the following marginal note:

"Form of transfer"

(O) By deleting the words "The aforegoing" in Article 37 and substituting therefor the words "Without prejudice to Article 36, the aforegoing".

(P) By deleting the words "for employees" in Article 38.

(Q) By deleting the words "HK$2 (or such higher amount as shall for the time being be approved by The Stock Exchange of Hong Kong Limited) or such lesser sum as the Board may from time to time require" in Article 39(a) and substituting therefor the following:

"such amount as shall for the time being be prescribed by the Stock Exchange or such lesser sum as the Board shall from time to time require"

(R) By deleting both occurrences of the words "without charge" from Article 42.

(S) (1) By adding the words "a poll is required under the Listing Rules or" immediately after the word "unless" in the second line of the first paragraph of Article 73.

(2) By deleting the words "be so demanded and" in the first line of the last paragraph of Article 73 and substituting therefor the words "is required under the Listing Rules or is duly demanded and, in the latter case,".

(T) By deleting the existing Article 74 in its entirety and substituting therefor the following new article:

"74. If a poll is required or duly demanded it shall be taken in such manner as the Chairman shall direct and he may appoint scrutineers (who need not be members). The result of the poll shall be deemed to be the resolution of the meeting at which the poll was required or demanded. The requirement or demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than a question on which the poll was required or has been demanded, and a demand for a poll may be withdrawn with the consent of the Chairman at any time before the close of the meeting or the taking of the poll, whichever is earlier."

with the following marginal note:

"Poll"

(U) By re-numbering the existing Article 82(b) as Article 82(c) and adding the following new Article 82(b) immediately before the re-numbered Article 82(c):

"82(b). Where any member of the Company is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."

(V) By deleting the existing Article 89(b) in its entirety and substitute therefor the following:

"89(b). If a clearing house (or its nominee(s)), being a corporation, is a member, it may authorise such person(s) as it thinks fit to act as its representative(s) at any meeting of the Company or at any meeting of any class of members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be entitled to exercise the same rights and powers as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands."

(W) By adding the words "Section 153B(1) of the Companies Ordinance shall not apply to an alternate Director appointed pursuant to these Articles." to the end of Article 93(c) immediately after the words "these Articles.".

(X) By deleting the existing Article 100(h), Article 100(i), Article 100(j) and Article 100(k) in their entireties and substituting therefor the following:

"100(h). Save as otherwise provided by these Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associate(s) is materially interested, and if he shall do so his vote shall not be counted and he shall not be counted in the quorum of such resolution of the Board but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to the Director or his associate(s) in respect of money lent by him or any of them or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract, arrangement or proposal concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract, arrangement or proposal concerning any company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer, executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company provided that the Director and any of his associate(s) do not in aggregate own five (5) per cent. or more of such company, within the meaning as described in Article 100(i);

(vi) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not give the Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

(vii) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit.

For the purposes of this Article 100(h), "subsidiary" shall have the meaning as defined in Rule 1.01 of the Listing Rules.

100(i). A company shall be deemed to be a company in which a Director and any of his associate(s) in aggregate own five (5) per cent. or more if and so long as (but only if and so long as) a Director and his associate(s), (either directly or indirectly) are in aggregate the holders of or beneficially interested in five (5) per cent. or more of the issued shares of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or any of his associate(s) as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the interest of the Director or any of his associate(s) is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

100(j). Where a company in which a Director and any of his associate(s) in aggregate own five (5) per cent. or more (within the meaning as described in Article 100(i)) is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

100(k). If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director or his associate(s) (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned and of his associate(s) as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman and of his associate(s) as known to such Chairman has not been fairly disclosed to the Board."

(Y) By deleting the existing Article 100(l) in its entirety.

(Z) By adding the words "or such other manner of rotation as may be required by the Listing Rules (as modified from time to time) or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time" immediately after the words "nearest one-third" in the second and third lines of Article 101.

(AA) By deleting the words "at least seven days before the date of the general meeting. The latest date for lodgement of such notices will be not more than seven days prior to the date of the general meeting" in Article 105 and substituting therefor the following:

"provided that the minimum length of the period, during which such notice(s) may be given, shall be at least seven (7) days and that the period for lodgment of such notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting"

(BB) By deleting the existing Article 107 in its entirety and substituting therefor the following new Article:

"107. The Company may by ordinary resolution remove any Director (including a Managing Director or other Executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company). Special notice is required of a resolution to remove a Director or to appoint somebody in place of a Director so removed at the general meeting at which he is removed, in accordance with the Ordinance. Any person so elected and appointed to fill the vacancy of a removed Director shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

In this Article 107, "special notice" in relation to a resolution shall have the meaning ascribed thereto in the Ordinance."

with the following marginal note:

"Power to remove Director by ordinary resolution"

(CC) By deleting the words "the Rules Governing the Listing of the Stock Exchange of Hong Kong Limited" in Article 118(b) and substituting therefor the words "the Listing Rules and all other applicable law, rules and regulations".

(DD) By deleting the words "for employees" in Article 146(b).

(EE) (1) By adding the words "in respect of dividends of the shares in question" into paragraph (i) of Article 159 after the words "all cheques or warrants".

(2) By deleting the words "and has notified The Stock Exchange of Hong Kong Limited of such intention" in paragraph (iii) of Article 159 and substituting therefor the following:

"and/or, subject to the Listing Rules, in the manner in which notices may be served by the Company by electronic means as herein provided, and has notified the Stock Exchange of such intention"

(FF) By deleting the existing Article 163 in its entirety and substituting therefor the following:

"163(a). The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before the annual general meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any), reports of the Directors and of the Auditors and other documents (if any) as are required by the Ordinance. Each balance sheet shall be signed on behalf of the Directors by two of their number. The Directors may also cause to be prepared any other financial documents (including without limitation any summary financial report) as they think fit.

163(b). Subject to Article 163(c) below, a copy of the relevant financial documents or (to the extent permitted by and subject to due compliance with all applicable law, rules and regulation, including, without limitation, the Listing Rules) the summary financial report shall, not less than twenty-one days before the meeting, be delivered or sent by post to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to that member or debenture holder (as the case may be) whose name stands first in the appropriate register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

163(c). Where a member or debenture holder of the Company has, in accordance with the Ordinance and any rules prescribed by the Stock Exchange from time to time, consented to treat the publication of the relevant financial documents and/or the summary financial report by electronic means as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the publication and notification requirements of the Ordinance and any rules prescribed by the Stock Exchange from time to time, publication by the Company using electronic means of the relevant financial documents and/or the summary financial report at least twenty-one days before the date of the meeting shall, in relation to each such member or debenture holder of the Company, be deemed to discharge the Company's obligations under Article 163(b) above provided that any person who is otherwise entitled to the relevant financial documents and/or the summary financial report of the Company may, if he so requires, by notice in writing served on the Company, demand that the Company sends to him, a complete printed copy of the relevant financial documents and/or the summary financial report not previously requested by him.

163(d). For the purpose of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Ordinance."

with the following marginal note:

"Relevant financial documents and summary financial reports to be sent to entitled persons"

(GG) By deleting the existing Article 167 in its entirety and substituting therefor the following new Article 167A:

"167A. Any notice or document (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules), whether or not to be given or issued under the applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any member of, and any holder of debentures

of, the Company and to any other person who is entitled to receive notices of general meetings of the Company under the provisions of the applicable laws, regulations or rules or of these presents:

(a) personally;

(b) by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered place of address;

(c) by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper being in each case a newspaper published daily and circulating generally in Hong Kong and specified or permitted for this purpose by the applicable laws, rules and regulations, and for such period as the Directors shall think fit to the extent permitted by, and in accordance with the applicable laws, rules and regulations;

(d) by sending or transmitting it as an electronic communication to such person at any telex or facsimile transmission number or electronic number or electronic address or computer network or website supplied by him to the Company for the giving of notice or document from the Company to him to the extent permitted by, and in accordance with, the applicable laws, rules and regulations;

(e) by publishing it on the Company's computer network and giving to such person a notice in accordance with the applicable laws, rules and regulations stating that the notice or other document is available there (a "Notice of Availability") to the extent permitted by, and in accordance with, the applicable laws, rules and regulations. The Notice of Availability may be given to such person by any of the means set out in Articles 167A(a), 167A(b), 167A(c), 167A(d) or 167A(f); or

(f) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the other applicable laws, rules and regulations."

with the following marginal note:

"Service of notices"

(HH) By adding the following new Article 167B immediately after the new Article 167A:

"167B. All notices or other documents with respect to shares standing in the names of joint holders shall be served on or delivered to whichever of such persons is named first in the register of members and any notice or document so served or delivered shall be deemed a sufficient service on or delivery to all the holders of such shares."

with the following marginal note:

"Notice to joint holders"

(II) By deleting the first sentence of Article 168 and substituting therefor the following:

"A member shall be entitled to have notice served on him at any address within Hong Kong or by any electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations."

(JJ) By deleting the existing Article 169 in its entirety and substituting therefor the following new Article 169A:

"169A. Any notice or other document (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules) given or issued by or on behalf of the Company:

(a) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is posted, and, in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto airmail postage prepaid), addressed and put into the post. A certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board, that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into the post shall be conclusive evidence thereof;

(b) if sent or transmitted as an electronic communication in accordance with Article 167A(d) or through such means in accordance with Article 167A(f), shall be deemed to have been served or delivered at the time of the relevant despatch or transmission. A notice or document published on the Company's computer network in accordance with Article 167A(e) shall be deemed to have been served or delivered on the day following that on which a Notice of Availability is sent to the entitled person. In proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof;

(c) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the notice or document was so served or delivered shall be conclusive evidence thereof; and

(d) if served by advertisement in newspapers in accordance with Article 167A(c), shall be deemed to have been served on the day on which such notice or document is first published."

with the following marginal note:

"Notice deemed to have been served"

(KK) By adding the following new Article 169B immediately after the new Article 169A:

"169B. Where a person has in accordance with the Ordinance and other applicable laws, rules and regulations consented to receive notices and other documents (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules) from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Ordinance and other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment."

with the following marginal note:

"Choice of language"

(LL) By deleting the existing Article 170 in its entirety and substituting therefor the following new Article:

"170. A notice or document may be given by the Company to the person or persons entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in the manner set out in Articles 167A and 167B in which the same might have been given if the death, mental disorder or bankruptcy had not occurred."

with the following marginal note:

"Service of notice to persons entitled on death, mental disorder or bankruptcy of a member"

(MM) By deleting the words "Any notice or document delivered or sent by post or left at the registered address of any member in pursuance of these presents" at the beginning of Article 172 and substituting therefor the following:

"Any notice or document delivered or sent by post or left at the registered address of any member or made available by electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations"

(NN) By deleting the existing Article 173 in its entirety and substituting therefor the following new Article:

"173. The signature to any notice to be given by the Company may be written or printed by means of facsimile or where relevant, by Electronic Signature."

with the following marginal note:

"How notice to be signed"

(OO) By deleting the words "paragraph (c) of the proviso to Section 165" in the fourth line of Article 178(a) and substituting therefor the words "Section 165(2)".

(PP) By deleting the words "Section 165 of" in the first line of Article 178(b) and substituting therefor the words "the provisions of and so far as may be permitted by".

(QQ) By adding the following new Article 178(c) immediately after Article 178(b):

"178(c). Subject to the provisions of and so far as may be permitted by the Ordinance, the Company may purchase and maintain for any officer of the Company:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

In this Article 178(c), "related company" in relation to the Company means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."

Liang Jiang
Chairman

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 August 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 September 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme Exercise price: 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	106,900,000	–	–	20,000,000	86,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$ 2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 July 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 August 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme						
Exercise price:						
1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	106,900,000	–	–	–	106,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$*						
2. *Subscription price: HK$*						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 June 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 9 July 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:
*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	106,900,000	–	–	–	106,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks:

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 May 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 4 June 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	106,900,000	–	–	–	106,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 April 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 May 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	106,900,000	–	–	–	106,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$*						
2. *Subscription price:* *HK$*						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: *HK$*						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: ______________________

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 March 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 April 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	106,900,000	–	–	–	106,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* ______ 2. ______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ *Convertible price:* *HK$* ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: ______________________

____

for Authorised Signatory
Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 29 February 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 5 March 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:
*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	–	106,900,000	–	–	106,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: ______________________

Authorised Signatory
Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 January 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 9 February 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: *HK$*						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks:

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 December 2003

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 January 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	516,129,032	516,129,032 (Redeemed on 6 December & 19 December 2003)			–	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Remarks: ______________________

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code : 1203)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, ADOPTION OF A NEW SHARE OPTION SCHEME, TERMINATION OF THE EXISTING SHARE OPTION SCHEMES, GENERAL MANDATE FOR THE ISSUE OF NEW SHARES AND REPURCHASE OF SHARES, AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Hotel Hong Kong, No.57–73 Lockhart Road, Wanchai, Hong Kong, on Friday, 11 June 2004 at 10:00 a.m. is set out on pages 23 to 38 of this circular. Whether or not you intend to attend the meeting, you are requested to complete and return the form of proxy to the registered office of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for the meeting or any adjournment thereof (as the case may be). The completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting if you so wish.

19 May 2004

CONTENTS

Pages

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Adoption Resolution"	has the meaning ascribed to such term in paragraph 3 of the "Letter from the Board" attached hereto;
"AGM"	the annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Friday, 11 June 2004 at 10:00 a.m.;
"Articles of Association"	the articles of association of the Company;
"Associate"	has the meaning ascribed to such term in the Listing Rules;
"Board"	the board of Directors from time to time;
"Business Day"	a day on which the Stock Exchange is open for the trading of securities;
"Company"	Guangnan (Holdings) Limited (廣南(集團)有限公司), a company incorporated in Hong Kong and whose shares are listed and traded on the Stock Exchange;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and includes any amendments, consolidation or re-enactment thereof;
"Connected Person"	has the meaning ascribed to such term in the Listing Rules;
"Directors"	the directors, including independent non-executive directors of the Company;
"Employee"	any full time or part time employee of the Group;
"Existing Share Option Schemes"	the existing share option schemes of the Company respectively (i) adopted on 21 November 1994 and expiring on 20 November 2004 inclusively; and (ii) adopted on 24 August 2001 and expiring on 23 August 2011 inclusively;
"Explanatory Statement"	the explanatory statement required under the Listing Rules to provide the requisite information of the Repurchase Mandate as set out in Appendix III to this circular headed "Explanatory Statement";
"General Mandates"	the Repurchase Mandate and the Share Issue Mandate;
"Group"	the Company and its Subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	14 May 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Minimum Moratorium Period"	the minimum period for which an Option must be held by a grantee thereof before he shall be entitled to exercise such Option, namely (a) in respect of any Officer Grantee, a period of 3 months from the date of grant of the Option; and (b) in respect of any Non-Officer Grantee, such period from the date of the grant of the Option as shall be determined by the Board in its sole discretion at the time of the grant of the Option;
"New Share Option Scheme"	the share option scheme which is proposed to be adopted by the Company at the AGM, of which further information and summary of the principal terms are set out in Appendix II to this circular;
"Non-Officer Grantee"	a grantee of an option who is not a director (including any non-executive or independent non-executive director), employee or executive of any member of the Group (or person proposed to be appointed as such) on the date of grant of his Option(s);
"Officer Grantee"	a grantee of an option who is a director (including any non-executive or independent non-executive director), employee or executive of any member of the Group (or person proposed to be appointed as such) on the date of grant of his Options(s);
"Option"	an option to subscribe for the Shares granted pursuant to the New Share Option Scheme;
"Overall Scheme Limit"	has the meaning assigned to such term in paragraph 5 of Appendix II hereto;
"Participant"	(a) any director (including any non-executive or independent non-executive director), employee or executive of any member of the Group (or person proposed to be appointed as such provided that the relevant grant of Option(s) to such person shall be conditional upon the proposed appointment taking effect); (b) any consultant of or adviser to any member of the Group (or person proposed to be appointed as such provided that the relevant grant of Option(s) to such person shall be conditional upon the proposed appointment taking effect); (c) any supplier of goods or services to any member of the Group; (d) any customer of any member of the Group; or (e) any Substantial Shareholder of any member of the Group (the above five categories of Participant are collectively called "Relevant Categories of Participant" and each such category, a "Relevant Category of Participant");
"Repurchase Mandate"	the proposed general mandate to be granted to the Directors to permit the repurchase of Shares of up to a maximum 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate;
"Scheme Mandate Limit"	has the meaning assigned to such term in paragraph 5 of Appendix II hereto;
"Scheme Period"	the period of 10 years commencing on the date on which the conditions referred to in paragraph 20 of Appendix II hereto below are fulfilled;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share Issue Mandate"	the proposed general mandate to be granted to the Directors to permit the allotment and issue of new Shares in the Company equal in aggregate up to a maximum of 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate;
"Shares"	ordinary shares of HK$0.1 each of the Company or such other nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of the Company from time to time;
"Shareholder"	the registered holder of Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subsidiary"	a subsidiary for the time being of the Company within the meaning of the Companies Ordinance and "Subsidiaries" shall be construed accordingly;
"Substantial Shareholder"	has the meaning ascribed thereto in the Listing Rules; and
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
LIANG Jiang (Chairman)
TAN Yunbiao
TSANG Hon Nam

Non-executive Directors:
ZHAO Leili
LUO Fanyu
LIANG Jianqin

Independent non-executive Directors:
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung

Registered Office:
15th Floor
Tianjin Building
167 Connaught Road West
Hong Kong

19 May 2004

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, ADOPTION OF A NEW SHARE OPTION SCHEME, TERMINATION OF THE EXISTING SHARE OPTION SCHEMES, GENERAL MANDATE FOR THE ISSUE OF NEW SHARES AND REPURCHASE OF SHARES, AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposed re-election of Directors, the proposed adoption of the New Share Option Scheme, the proposed termination of the Existing Share Option Schemes, the grant of the General Mandates and the extension of the Share Issue Mandate to the Board and the proposed amendments to the existing Articles of Association and to seek your approval of the ordinary resolutions and the special resolution relating to these matters at the AGM.

2. RE-ELECTION OF DIRECTORS

In accordance with Article 92 of the Articles of Association, Mr. Tan Yunbiao, Mr. Tsang Hon Nam and Mr. Zhao Leili shall retire at the AGM and, being eligible, offer themselves for re-election. In accordance with Article 101 of the Articles of Association, Mr. Gerard J. McMahon and Mr. Li Kar Keung shall retire by rotation at the AGM and, being eligible, offer themselves for re-election. Details of the above Directors who are required to be disclosed by the Listing Rules are set out in Appendix I to this circular.

3. ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF EXISTING SHARE OPTION SCHEMES

As a result of the changes to Chapter 17 of the Listing Rules which governs the operation of share option schemes of the listed issuers, the Directors would like to seek the approval of the Shareholders at the AGM for the termination of the Existing Share Option Schemes and the adoption of the New Share Option Scheme. A summary of the principal terms of the New Share Option Scheme are set out in Appendix II to this circular.

The Directors are of the view that contribution of the Participants are of paramount importance to the success of the Group and therefore they consider that the adoption of the New Share Option Scheme is in the interests of the Company and the Shareholders as a whole because it enables the Company to attract, retain and motivate high calibre and talented Participants to make contributions to the Group and to provide the Company with a flexible means of giving incentive to and rewarding and/or providing benefits to the Participants and for such other purposes as the Board may approve from time to time.

As at the Latest Practicable Date, the Company has 9,015,832,859 Shares in issue and a total of 472,430,000 options being granted under the Existing Share Option Schemes, of which 113,400,000 options were exercised, 218,630,000 options (which have not been adjusted pursuant to the open offer made by the Company in January 2001) lapsed and 140,400,000 options remain outstanding. No option granted under the Existing Share Option Schemes has been cancelled. The Directors confirm that no further options will be granted under the Existing Share Option Schemes consequent upon its termination and prior to the adoption of the New Share Option Scheme at the AGM. Assuming that there is no change in the number of Shares in issue prior to the AGM, the total number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme will be 901,583,285 Shares representing 10 per cent. of the issued share capital of the Company as at the date of the passing of the Ordinary Resolutions.

Although the New Share Option Scheme does not contain any performance targets, it provides that an Option must be held beyond the Minimum Moratorium Period before it can be exercised. The Board believes that the requirements in relation to exercise price (which are summarised in paragraph 4 in Appendix II), the aforesaid Minimum Moratorium Period for exercising an Option as well as the selection criteria prescribed by the rules (which are summarised in paragraph 2 in Appendix II) of the New Share Option Scheme will serve to protect the value of the Shares as well as to achieve the purpose of the New Share Option Scheme. The New Share Option Scheme will be valid and effective for the Scheme Period. No trustees will be appointed under the New Share Option Scheme.

The Directors consider that it is inappropriate to value the Options that can be granted pursuant to the New Share Option Scheme as if they had been granted as at the Latest Practicable Date as various determinating factors for the calculation of such value cannot be reasonably fixed at this stage. It would not be meaningful and to certain extent would be misleading to the Shareholders if the value of the Options is calculated on theoretical bases and speculated assumptions.

The adoption of the New Share Option Scheme will be subject to and conditional upon:

(i) the passing of an ordinary resolution of the Company at the AGM approving the adoption of the New Share Option Scheme and the termination of the Existing Share Option Schemes (the "Adoption Resolution"); and

(ii) the listing committee of the Stock Exchange granting approval for the listing of and permission to deal in the Shares which may be allotted and issued upon the exercise of the Options to be granted under the New Share Option Scheme to the extent of 10 per cent. of the issued share capital of the Company at the date of passing of the Adoption Resolution.

Application will be made to the Stock Exchange for approval of the listing of and permission to deal in the Shares to be issued pursuant to the exercise of any Options to be granted under the New Share Option Scheme.

4. PROPOSED GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 18 June 2003, a general mandate was given to the Directors to issue Shares. Such mandate will lapse at the conclusion of the forthcoming AGM to be held on 11 June 2004. In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any Shares, at the AGM, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to allot, issue and deal with Shares and other securities equal in aggregate up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate. In accordance with the Listing Rules, the Company may not make a new issue of Shares and other securities or announce a proposed new issue of Shares and other securities for a period of 30 days after any repurchase by it of its securities, whether on the Stock Exchange or otherwise (other than the issues of Shares pursuant to the exercise of warrants, share options or similar instruments requiring the Company to issue Shares which are outstanding prior to that repurchase of its securities), without the prior approval of the Stock Exchange. The Directors wish to state that they have no present intention of issuing Shares.

5. PROPOSED GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 18 June 2003, a general mandate was given to the Directors to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming AGM to be held on 11 June 2004. At the AGM, an ordinary resolution will also be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to repurchase on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed, Shares up to a maximum of 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting the Repurchase Mandate.

The General Mandates would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of Hong Kong to be held or such mandates are revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix III to this circular. The Explanatory Statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the AGM.

6. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Companies Ordinance has previously been amended to permit listed companies to send to shareholders, for the purposes of their general meetings, copies of summary financial reports (the "Summary Financial Reports") in place of copies of the relevant financial documents from which the Summary Financial Reports are derived, provided that they ascertain the wishes of shareholders. Following such amendment to the Companies Ordinance, the Stock Exchange has amended the Listing Rules to allow the listed issuers to distribute Summary Financial Reports in place of a full annual report, provided that they ascertain the wishes of shareholders and comply with the relevant legal requirements of their own jurisdictions and provisions of their own memorandum and articles of association.

Further, the Stock Exchange has further amended the Listing Rules to permit the listed issuers to send or otherwise make available corporate communications, including annual and interim reports, listing documents, circulars and notices of meeting, to holders of securities using electronic means and in either English or Chinese only with their prior approval and, if these would be allowed under applicable laws and regulations and the listed issuers' own constitutional documents.

In order to achieve such flexibility provided by the above amendments of the Companies Ordinance and the Listing Rules, the Directors propose to seek your approval for resolution no. 8 to amend the Articles of Association.

On 13 February 2004, section 157(B)(1) of the Companies Ordinance has been amended to the effect that a director may be removed by an ordinary resolution instead of a special resolution notwithstanding any provision in the company's constitution.

Besides, on 30 January 2004, the Stock Exchange has announced that subject to certain transitional arrangements, the proposed amendments to the Listing Rules relating to corporate governance issues took effect on 31 March 2004. These corporate governance issues include, among other things, disclosure of information on proposed directors before election at general meeting and notices to be given in relation thereto, voting of members at general meeting and of directors at board meeting on any matter in which their respective Associates have a material interest.

In order to bring the Articles of Association in line with the changes brought upon by the amendments to the Companies Ordinance and the Listing Rules, the Directors propose to amend the Articles of Association accordingly.

In addition, resolution no. 8 provides for a number of additional amendments to the Articles of Association which incorporates a number of provisions considered necessary to the articles of association of a listed issuer.

The proposed amendments to the Articles of Association are set out in the notice convening the AGM.

7. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

8. ANNUAL GENERAL MEETING

Set out on pages 23 to 38 of this circular is a notice convening the AGM at which resolutions will be proposed to consider and, if thought fit, to approve, among other things, (a) the adoption of the New Share Option Scheme and the termination of the Existing Share Option Schemes; (b) the grant of the General Mandates to the Board; (c) the extension of the Share Issue Mandate to the Board by the addition of the number of securities of the Company repurchased pursuant to the Repurchase Mandate; and (d) the amendments to the Articles of Association. The procedures by which the Shareholders may demand a poll at a general meeting pursuant to the Articles of Association are set out in Appendix IV to this circular.

A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the meeting, you are requested to complete and return the form of proxy to the registered office of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for the meeting or any adjournment thereof (as the case may be). The completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting if you so wish.

9. RECOMMENDATION

The Board is of the opinion that the re-election of Directors, the adoption of the New Share Option Scheme and the termination of the Existing Share Option Schemes, the granting of the General Mandates and the extension of the Share Issue Mandate to the Board and the amendments to the existing Articles of Association are in the best interests of the Company and the Shareholders as a whole. The Board therefore recommend the Shareholders to vote in favour of each of the ordinary resolutions and the special resolution to be proposed at the AGM.

10. DOCUMENT AVAILABLE FOR INSPECTION

Copy of the New Share Option Scheme will be available for inspection during normal business hours on any Business Day at the registered office of the Company up to and including the date of AGM and will also be available for inspection at the AGM.

By Order of the Board
LIANG Jiang
Chairman

The following are the particulars, as at the Latest Practicable Date, of the five Directors to be re-elected at the AGM:

Mr. Tan Yunbiao, aged 39, was appointed an executive Director and the general manager of the Company in February 2004. Mr. Tan graduated from South China Agricultural University and worked in the municipal government of Zhongshan, the PRC between 1984 to 1988. Mr. Tan joined two subsidiaries of the Company, namely Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai") and Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") in 1988 and was promoted to the position of director and deputy general manager in 1997. He then became director and general manager of both companies in 2001. Mr. Tan has extensive experience in corporate development, corporate management as well as sales and marketing management. Save as disclosed above, Mr. Tan does not have any relationship with any other Director, senior management or Substantial Shareholder of the Company. Mr. Tan is the holder of a share option of 15,000,000 underlying Shares. Save as disclosed above, Mr. Tan does not have interests in the Shares within the meaning of Part XV of the SFO. There is no service contract between the Company and Mr. Tan. As an executive Director, Mr. Tan's emoluments are determined by reference to job responsibilities, the prevailing market conditions and the Company's operating performance and profitability.

Mr. Tsang Hon Nam, aged 34, was appointed an executive Director and the financial controller of the Company in February 2004. He is also a director and financial controller of Shan Hai and Zhongyue Tinplate. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an associate of the Hong Kong Society of Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Tsang joined Guangdong Enterprises (Holdings) Limited in 1998. Before joining the Company, he has been a deputy general manager of the finance department of the holding company of the Company, GDH Limited ("GDH"). Mr. Tsang possesses experience in financial management, audit, corporate finance and corporate governance matters of both listed and unlisted companies. Save as disclosed above, Mr. Tsang does not have any relationship with any other Director, senior management or Substantial Shareholder of the Company. Mr. Tsang does not have interests in the Shares within the meaning of Part XV of the SFO. Mr. Tsang has a service contract with the Company. His current remuneration package entails total fixed annual remuneration of HK$850,000 and discretionary bonuses pegged to performance. Such emoluments are determined by reference to job responsibilities, the prevailing market conditions and the Company's operating performance and profitability.

Mr. Zhao Leili, aged 50, was appointed a non-executive Director in February 2004. Mr. Zhao became a director of Guangdong Yue Gang Investment Holdings Company Limited, the ultimate holding company of the Company, and an executive director of GDH in December 2001. He is also a non-executive director of a fellow subsidiary of the Company, Guangdong Brewery Holdings Limited. Mr. Zhao graduated from Air Force Aviation College of People's Liberation Army. From 1969 to 2001, he worked in a number of positions in the Air Force Aviation of People's Liberation Army and was a Commander in the Air Force. Mr. Zhao has extensive experience in personnel management, audit control and construction management. Save as disclosed above, Mr. Zhao does not have any relationship with any other Director, senior management or Substantial Shareholder of the Company. Mr. Zhao does not have interests in the Shares within the meaning of Part XV of the SFO. There is no service contract between the Company and Mr. Zhao. In accordance with the Articles of Association, Mr. Zhao, as a non-executive Director, is entitled to such director's fee and director's emoluments as may be approved by the Board.

Mr. Gerard Joseph McMahon, aged 60, was appointed an independent non-executive Director in June 1999. He was, until end of 1996, an executive director and a member of the Securities and Futures Commission of Hong Kong ("SFC"), a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. He is also admitted as a barrister in Hong Kong. Since 1997, Mr. McMahon has been appointed as non-executive director of a

number of publicly listed companies in Hong Kong, Indonesia and Australia. He is a director of Asian Capital (Corporate Finance) Limited. Mr. McMahon does not have any relationship with any Director, senior management or Substantial Shareholder of the Company. Mr. McMahon does not have interests in the Shares within the meaning of Part XV of the SFO. There is no service contract between the Company and Mr. McMahon. In accordance with the Articles of Association, Mr. McMahon, as a non-executive Director and a member of the audit committee and compensation committee, is entitled to such director's fee and director's emoluments as may be approved by the Board.

Mr. Li Kar Keung, Caspar, aged 51, was appointed an independent non-executive Director in June 1999. He is the president of a management consultancy company. He had worked as a deputy managing director of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong. Mr. Li does not have any relationship with any Director, senior management or Substantial Shareholder of the Company. Mr. Li does not have interests in the Shares within the meaning of Part XV of the SFO. There is no service contract between the Company and Mr. Li. In accordance with the Articles of Association, Mr. Li, as a non-executive Director and a member of the audit committee and compensation committee, is entitled to such director's fee and director's emoluments as may be approved by the Board.

The following is a summary of the principal terms of the New Share Option Scheme but does not form part of nor is intended to be part of the New Share Option Scheme nor should it be taken as effecting the interpretation of the rules of the New Share Option Scheme.

1. PURPOSE

The purpose of the New Share Option Scheme is to provide incentives to the Participants to contribute to the Group, to enable the Group to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group.

2. WHO MAY JOIN

Subject to the provisions set out in the New Share Option Scheme, the Board may, at any time within the Scheme Period, grant an Option to any Participant as the Board may in its absolute discretion select. In addition, the Board may impose any conditions at any time (including, without limitation, prior to or at the time of making a grant of an Option or at any time during the relevant option period concerned) that are not specifically mentioned or included in the New Share Option Scheme (including, without limitation, the option period of an Option and/or any condition, event or circumstance that may trigger a lapse of an Option that are not included in the terms of the New Share Option Scheme itself) so long as such conditions are not contradictory to the terms of the New Share Option Scheme or the Listing Rules.

3. PAYMENT ON ACCEPTANCE OF GRANT OF OPTION

HK$1.00 in cash (unless otherwise waived by the Board or a member of the Board on its behalf) is payable by the grantee of the Option to the Company on acceptance of the grant.

4. EXERCISE PRICE

The exercise price for the Shares in relation to an option to be granted under the New Share Option Scheme shall be determined by the Board in its sole discretion provided, however, that the exercise price shall at least be the highest of (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant of the Option, which must be a Business Day; (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheet for the five Business Days immediately preceding the date of grant of the Option; and (c) the nominal value of the Shares.

5. MAXIMUM NUMBER OF SHARES SUBJECT TO THE NEW SHARE OPTION SCHEME

The maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other schemes of the Company (including the Existing Share Option Schemes) must not exceed 30 per cent. of the Shares in issue from time to time ("Overall Scheme Limit"). No options may be granted under any schemes of the Company if this would result in the Overall Scheme Limit being exceeded.

In addition, the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 901,583,285 Shares representing 10 per cent. of the Shares of the Company in issue as at the date of passing of the Adoption Resolution (the "Scheme Mandate Limit"). Options which have lapsed in accordance with the terms of the New Share Option Scheme or any other share option scheme(s) of the Company shall not be counted for the purpose of calculating the Scheme Mandate Limit. The Company may

refresh the Scheme Mandate Limit at any time, subject to Shareholders' approval given at a general meeting of the Company and subject to the issue of a circular to the Shareholders in connection therewith pursuant to the Listing Rules, provided that the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option scheme(s) of the Company under the limit as refreshed must not exceed 10 per cent. of the Shares of the Company in issue as at the date of the Shareholders' approval. Options previously granted under the New Share Option Scheme and/or any other share option scheme(s) of the Company (including those outstanding, cancelled or lapsed in accordance with the New Share Option Scheme or such other schemes or those that are exercised) shall not be counted for the purpose of calculating the Scheme Mandate Limit as refreshed. The Company may also grant Options beyond the Scheme Mandate Limit to specified Participants by obtaining Shareholders' approval in general meeting provided that the Participants shall be specifically identified by the Company before such approval is sought and the Company shall send a circular to the Shareholders containing, inter alia, a generic description of the specified Participants who may be granted such Options, the number and terms of the Options to be granted, and the purpose of granting Options to the specified Participants with an explanation as to how the terms of the Options serve such purpose.

The total number of Shares issued and to be issued upon exercise of the Options granted to each Participant (including exercised and outstanding Options) in any 12-month period up to the date of grant under the New Share Option Scheme must not exceed 1 per cent. of the number of Shares in issue (the "Individual Limit"). Any further grant of Options to a Participant which would result in Shares issued and to be issued upon exercise of all Options granted and to be granted to such Participant under the New Share Option Scheme (including exercised, cancelled and outstanding Options) in the 12-month period up to the date of grant of Options, in aggregate, to exceed the Individual Limit is subject to separate Shareholders' approval given at a general meeting of the Company and the issue of a circular to the Shareholders in connection therewith pursuant to the Listing Rules, with the relevant Participant and his Associates abstaining from voting. The number and terms (including the exercise price) of Options to be granted to such Participant must be fixed before the Shareholders' approval is sought. The date of the Board meeting for proposing such further grant of Options should be taken as the date of grant of the Options for the purpose of calculating the exercise price under this paragraph.

6. TIME OF EXERCISE OF OPTION

An Option may be exercised in accordance with the terms of the New Share Option Scheme at any time during a period to be notified by the Board to each grantee at the time of the grant of the Option provided that such period (a) shall not commence until after the Minimum Moratorium Period and (b) shall not be more than 10 years from the date of grant of the Option.

7. RIGHTS ARE PERSONAL TO GRANTEE

An Option shall be personal to the grantee and shall not be assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option. Any breach of the foregoing shall entitle the Company to cancel any outstanding Option or any part thereof granted to such grantee.

8. RIGHTS ON ILL-HEALTH, INJURY, DISABILITY OR DEATH

(i) If any grantee of an Option who is an Employee, executive or director of any member of the Group at the time when the relevant Option is granted, ceases to be an Employee, executive or director of any member of the Group by reason of ill-health, injury, disability or death and none of the events under paragraph 14(vi)(a) below arises, he or his legal personal representatives

may exercise the Option up to the grantee's entitlement (to the extent which has become exercisable and not already exercised) within a period expiring on the earlier of 6 months following such cessation of employment or engagement or the expiration of the relevant option period, failing which the Option will lapse and determine at the end of the relevant period.

(ii) If any grantee of an Option (who does not fall into any of the categories in paragraph 8(i) above at the time when the relevant Option is granted) dies and none of the events under paragraph 14(vi)(b) below arises, his legal personal representatives may exercise the Option up to the grantee's entitlement (to the extent which has become exercisable and not already exercised) within a period of not more than 6 months following his death as the Board may determine in its sole discretion, failing which the Option will lapse and determine at the end of the relevant period.

9. RIGHTS ON TAKEOVER

If, in consequence of any general offer made to the Shareholders (being an offer made in the first instance on a condition such that, if it is satisfied, the offeror will have control of the Company) or otherwise, any person shall have obtained control of the Company, then the Board shall as soon as practicable thereafter notify every grantee of an Option accordingly and each grantee of an Option (or his legal personal representatives) shall, subject to paragraph 14(viii) below, be entitled at any time within the period of 6 months after control has been obtained, to exercise any Option in whole or in part, and to the extent that it has become exercisable and not been exercised, any Option shall upon the expiry of the 6 months' period cease and determine; provided that if, during the 6 months' period, any person becomes entitled to exercise rights of compulsory acquisition of Shares pursuant to section 168 of the Companies Ordinance and gives notice in writing to any Shareholders that he intends to exercise such rights, the Options shall, subject to paragraph 14(viii) below, remain exercisable until 1 month from the date of the notice and, to the extent that they have not been exercised, shall thereupon cease and determine.

10. RIGHTS ON WINDING-UP

In the event a notice is given by the Company to its members to convene a general meeting for the purpose of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date or soon after it despatches such notice to each member of the Company, give notice thereof to all grantees of Options (together with a notice of the existence of the provisions of this paragraph) and thereupon, each grantee of an Option (or his legal personal representatives) shall be entitled to exercise all or any part of his Options at any time not later than 4 Business Days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by the relevant option certificate and a remittance for the full amount of the aggregate exercise price for the Shares in respect of which the notice is given whereupon the Company shall as soon as possible and, in any event, no later than the Business Day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the grantee of an Option credited as fully paid.

11. CESSATION OF EMPLOYMENT OR ENGAGEMENT

(i) If the grantee of an Option who is an Employee, executive or director of any member of the Group at the time when the relevant Option is granted, ceases to be an Employee, executive or director of any member of the Group by reason of retirement in accordance with his contract of employment or engagement, then he may exercise his Option (to the extent which has become

exercisable and not already exercised) within a period expiring on the earlier of 6 months after he so retires or the expiration of the relevant option period, failing which it shall lapse and determine at the end of the relevant period;

(ii) if the grantee of an Option who is an Employee, executive or director of any member of the Group at the time when the relevant Option is granted, ceases to be an Employee, executive or director of any member of the Group by reason of voluntary resignation or any other reason (other than by reason of the circumstances set out in paragraphs 8(i), 11(i) or 11(iii)), his Option shall lapse and determine on the date of the resignation or termination;

(iii) if any grantee of an Option who is an Employee, executive or director of any member of the Group at the time when the relevant Option is granted but the member company of the Group of which he is employed or engaged ("Relevant Company"), for any reason, subsequently ceases to be a member of the Group, the Option (to the extent which has become exercisable and not already exercised) shall lapse within a period expiring on the earlier of 6 months following the date of the Relevant Company so ceases to be a member of the Group or the expiration of the relevant option period.

12. SCHEME FOR RECONSTRUCTION

In the event of a compromise or arrangement between the Company and its members or creditors being proposed in connection with any scheme for the reconstruction or amalgamation of the Company, the Company shall give notice thereof to all grantees of Options on the same day as it gives notice of the meeting to its members or creditors to consider such a scheme or arrangement and the grantee of an Option (or his or her personal representatives) may by notice in writing to the Company accompanied by the relevant option certificate and remittance for the exercise price in respect of the relevant Option (such notice to be received by the Company not later than 4 Business Days prior to the proposed meeting) exercise the Option (to the extent not already exercised) either to its full extent or to the extent specified in such notice, and the Company shall as soon as possible and in any event no later than the Business Day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the grantee of an Option which falls to be issued on such exercise credited as fully paid and register the grantee of an Option as holder thereof.

13. EFFECTS OF ALTERATIONS TO CAPITAL

In the event of any alteration in the capital structure by way of a capitalisation issue, rights issue, sub-division or consolidation of Shares or reduction of capital of the Company whilst an Option remains exercisable, such corresponding alterations (if any) certified by the auditors of the Company for the time being of or an independent financial adviser to the Company as fair and reasonable will be made to the number of Shares the subject matter of the New Share Option Scheme and the Option so far as unexercised and/or the exercise price, provided that (i) any adjustments shall give a grantee of an Option the same proportion of the share capital to which he was entitled to prior to such adjustments and that the aggregate exercise price payable by the grantee of an Option on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) as it was before the adjustment; (ii) the issue of Shares or other securities of the Group as consideration in a transaction shall not be regarded as a circumstance requiring adjustment; and (iii) no alteration shall be made the effect of which would be to enable any Share to be issued at less than its nominal value. In addition, in respect of any such adjustments, other than with regard to a capitalisation issue, the auditors of the Company or independent financial adviser to the Company must confirm to the Directors in writing that the adjustments satisfy the requirements of the relevant provision of the Listing Rules.

14. LAPSE OF OPTIONS

An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(i) the expiry of the option period;

(ii) the expiry of any of the periods referred to in paragraphs 8(i), 8(ii), 11(i), 11(ii) and 11(iii);

(iii) the expiry of the period referred to in paragraph 9;

(iv) the date of commencement of the winding up of the Company in respect of the situation contemplated in paragraph 10;

(v) subject to paragraph 12, the date when the proposed compromise or arrangement becomes effective;

(vi) (a) if the grantee of an Option is an Employee, executive or director of any member of the Group at the time when the relevant Option is granted, the date on which the grantee ceases to be an Employee, executive or director of any member of the Group by reason of the termination of his employment or engagement on the grounds that he has been guilty of serious misconduct, or has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty. A resolution of the Board to the effect that the employment or, as the case may be, the engagement of a grantee of an Option has or has not been terminated on one or more of the grounds specified in this paragraph 14(vi)(a) shall be conclusive evidence of such; and

(b) if the grantee of an Option is not an Employee, executive or director of any member of the Group at the time when the relevant Option is granted, the date on which such grantee shall have been guilty of serious misconduct, or shall have committed any act of bankruptcy or shall have become insolvent or shall have made any arrangements or composition with his creditors generally, or shall have been convicted of any criminal offence involving his integrity or honesty. A resolution of the Board to the effect that one or more of the grounds specified in this paragraph 14(vi)(b) has arisen shall be conclusive evidence of such;

(vii) the date on which the grantee of an Option commits a breach of paragraph 7 above, if the Board shall on or subsequent thereto exercise the Company's right to cancel the Option;

(viii) if the grantee of an Option falls within any one of the five Relevant Categories of Participant (as more particularly referred in the definition of Participant, and, for the purpose of this paragraph 14(viii), such Relevant Category of Participant is hereinafter called the "Captioned Category") when the relevant Option is granted to him, ceases to fall within the Captioned Category for whatever reason after the date of the grant of the Option but before commencement of the relevant option period, all his Options shall lapse and determine on the date he so ceases; and

(ix) to the extent not contrary to the terms of the New Share Option Scheme or restricted by the Listing Rules, occurrence and/or happening of any particular event or circumstance (as specified, with or without prior notice to the grantee concerned, by the Board from time to time,

including (without limitation) prior to or at the time of making a grant of an Option or at any time during the relevant option period concerned) against which the Board shall in its sole discretion consider that any particular Option(s) granted to such grantee should be terminated.

15. RANKING OF SHARES

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Articles of Association for the time being in force and will rank pari passu in all respects with the existing fully paid Shares in issue on the allotment date and accordingly will entitle the holders to participate in all dividends or other distributions paid or made after the allotment date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the allotment date.

16. CANCELLATION OF OPTIONS

Where it is desired that any Options granted but not exercised should be cancelled, the Board may effect such cancellation in a manner that complies with any legal requirements for cancellation.

Where the Company cancels any Options granted but not exercised and wishes to issue new Options to the same grantee, the issue of such new Options may only be made under the New Share Option Scheme if there are available unissued Options (excluding the cancelled Options) within the limit approved by the Shareholders as referred to in paragraph 5 above.

17. ALTERATION TO THE NEW SHARE OPTION SCHEME

Subject to the following provisions, all the terms of the New Share Option Scheme may be altered in any respect by resolution of the Board without first obtaining Shareholders' approval given at a general meeting of the Company:

(i) The provisions of the New Share Option Scheme that relate to matters contained in Rule 17.03 of the Listing Rules shall not be altered to the advantage of the grantees of Options or prospective grantees of Options other than with the prior sanction of a resolution of the Shareholders in general meeting.

(ii) Any alterations to the terms and conditions of the New Share Option Scheme which are of a material nature or any change to the terms of Options granted must be approved by the Shareholders, except where the alterations take effect automatically under the existing terms of the New Share Option Scheme.

(iii) The amended terms of the New Share Option Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

(iv) Any change to the authority of the Directors in relation to any alteration to the terms of the New Share Option Scheme must be approved by the Shareholders in general meeting.

18. TERMINATION OF THE NEW SHARE OPTION SCHEME

The Company by resolution in general meeting may at any time terminate the operation of the New Share Option Scheme and in such event no further Options will be granted but in all other respects the provisions of the New Share Option Scheme shall remain in force.

19. PERIOD OF THE NEW SHARE OPTION SCHEME

The New Share Option Scheme shall be valid and effective for a period of 10 years commencing on the date on which the conditions referred to in paragraph 20 are fulfilled, after which period no further Options will be issued, but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect in respect of any Options granted prior to the termination of the New Share Option Scheme and any such Options shall continue to be exercisable in accordance with their terms of issue.

20. CONDITIONS

The New Share Option Scheme is conditional upon: (a) the passing by the Shareholders in the AGM of an ordinary resolution approving the adoption of the New Share Option Scheme and the termination of the Existing Share Option Schemes; and (b) the listing committee of the Stock Exchange granting approval for the listing of, and permission to deal in, any new Share which may fall to be issued upon the exercise of Options that may be granted under the New Share Option Scheme.

21. GRANT OF OPTIONS TO CONNECTED PERSONS

Where any grant of Options is proposed to be made to a Director, chief executive or Substantial Shareholder of the Company, or any of their respective Associates, each such grant must first be approved by the independent non-executive Directors (excluding the independent non-executive Director who is the grantee of the Options).

If the grant of Options is to be made to a Substantial Shareholder or an independent non-executive Director, or any of their respective Associates, which would result in the Shares issued and to be issued upon exercise of the Options proposed to be granted and all options already granted (including options exercised, cancelled and outstanding) to such person under the New Share Option Scheme and any other share option scheme(s) of the Company in the 12-month period up to and including the date of such grant (a) representing in aggregate over 0.1 per cent. of the Shares then in issue; and (b) having an aggregate value, based on the closing price of the Shares at the date of each grant of the Option, in excess of HK$5 million, such grant of Options must be approved by the Shareholders in general meeting with all the Connected Persons of the Company abstaining from voting in favour at the general meeting (except that any Connected Person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular required to be issued pursuant to the Listing Rules). The Company shall comply with the requirements of the Listing Rules relating to any change of mind of any Connected Person of the Company as to whether to abstain or vote against the relevant resolution. Any vote taken at the meeting to approve the proposed grant of such Options must be taken on a poll. The circular to be issued must contain details of the number and terms (including the exercise price) of the Options proposed to be granted to each grantee of an Option which must be fixed before the date of the general meeting and the date of the Board meeting for proposing such grant shall be taken as the date of grant for the purpose of calculating the exercise price, a recommendation from the independent non-executive Directors (excluding any independent non-executive Director who is the relevant grantee of an Option of the Options) to the independent Shareholders as to voting, and other information required to be included by the Listing Rules. In addition, any change in the terms of Options granted to a grantee who is a Substantial Shareholder or an independent non-executive Director, or any of their respective Associates, must be approved by the Shareholders in general meeting in the same manner as described above.

The requirements for the granting of Options to a Director or chief executive of the Company set out in the preceding paragraphs of this paragraph 21 above do not apply where the grantee of an Option is only a proposed Director or chief executive of the Company.

22. RESTRICTIONS ON GRANT OF OPTIONS

No grant of Options will be made after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been announced pursuant to the requirements of the Listing Rules. In particular, during the period of one (1) month immediately preceding the earlier of: (a) the date of the Board meeting (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company's results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and (b) the deadline for the Company to publish an announcement of its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of such results announcement, no Option may be granted. The aforesaid period during which no Option may be granted will cover any period of delay in the publication of such results announcement by the Company.

23. PERFORMANCE TARGETS

Unless the Board determines otherwise in its sole discretion at the time of the grant of the Option, there shall be no performance targets which must be achieved by the grantee of an Option before any of the Options granted under the New Share Option Scheme can be exercised.

24. DISCLOSURE IN ANNUAL AND INTERIM REPORTS

The Company will disclose details of the New Share Option Scheme in its annual and interim reports including the number of Options, date of grant, exercise price, exercise period, vesting period and (if appropriate) a valuation of Options granted during the financial year/period in accordance with the Listing Rules in force from time to time.

25. MISCELLANEOUS

(i) A grant of an Option shall be made to a Participant by letter in such form as the Board may from time to time determine requiring the Participant to undertake to hold the Option on the terms on which it is granted and to be bound by the provisions of the New Share Option Scheme and remain open for acceptance by the Participant concerned for a period of not more than 14 days from the date upon which the grant is made provided that no such grant shall be open for acceptance after expiry of the Scheme Period or after the New Share Option Scheme has been terminated.

(ii) For the purposes of the New Share Option Scheme, the date of grant of an Option shall be deemed to be the date on which an Option is granted by resolution of the Board.

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions to be proposed at the AGM in relation to the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 9,015,832,859 Shares. Subject to the passing of the resolution granting the Repurchase Mandate and on the basis that no further Shares are issued or repurchased before the AGM, the Company will be allowed to repurchase a maximum of 901,583,285 Shares during the period ending on the earliest of the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of Hong Kong to be held or the date upon which such authority is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders as a whole for the Directors to have a general authority from the Shareholders to enable the Company to repurchase Shares in the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

3. FUNDING OF REPURCHASES

Repurchases made pursuant to the Repurchase Mandate would be funded out of funds legally available for the purpose in accordance with the Company's memorandum of association and the Articles of Association and the applicable laws of Hong Kong.

The Directors have no present intention to repurchase any Shares and they would only exercise the power of repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31 December 2003, being the date to which the latest published audited financial statements of the Company were made up, the Directors consider that if the Repurchase Mandate were to be exercised in full at the current prevailing market value, it might have a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited financial statements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the last 12 months:

	Per Share Highest *HK$*	Per Share Lowest *HK$*
2003		
May	0.137	0.103
June	0.147	0.124
July	0.141	0.125
August	0.175	0.120
September	0.208	0.146
October	0.186	0.156
November	0.182	0.158
December	0.176	0.158
2004		
January	0.184	0.159
February	0.170	0.151
March	0.164	0.137
April	0.146	0.111

5. UNDERTAKINGS OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong, and in accordance with the Company's memorandum of association and the Articles of Association.

6. DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, their Associates, have any present intention to sell any Shares to the Company or its Subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

As at the Latest Practicable Date, no other Connected Persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

7. TAKEOVERS CODE

If, as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase in the interest of the Shareholder(s), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Company's majority shareholder, GDH Limited, is holding approximately 59.51 per cent. interests in the Company as at the Latest Practicable Date and will be holding approximately 66.12 per cent. interests in the Company if the Repurchase Mandate is to be exercised in full. The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases to be made under the Repurchase Mandate and the Company has no present intention to exercise the Repurchase Mandate to such extent that the public holding of Shares would reduce to below 25 per cent. of the issued Shares.

8. REPURCHASES MADE BY THE COMPANY

During the six months preceding the date of this circular, the Company has not repurchased any Shares (whether on the Stock Exchange or otherwise).

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the AGM) pursuant to the Articles of Association.

According to Article 73 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Hotel Hong Kong, No.57–73 Lockhart Road, Wanchai, Hong Kong on Friday, 11 June 2004 at 10:00 a.m. for the following purposes:

1. To receive and consider the consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2003.

2. To re-elect Directors and fix the Directors' remuneration.

3. To re-appoint Auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass with or without amendments, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

4. "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting approval for the listing of and permission to deal in the shares of HK$0.10 each in the capital of the Company ("Shares") to be issued pursuant to the exercise of any options to be granted pursuant to the new share option scheme of the Company (the "New Share Option Scheme"), the rules of which are contained in the document marked "A" produced to the meeting and for the purposes of identification signed by the Chairman,

   (A) the New Share Option Scheme be and is hereby approved and adopted and the Directors be and are hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme; and

   (B) upon the New Share Option Scheme becoming unconditional, the operation of the existing share option schemes of the Company adopted on 21 November 1994 and 24 August 2001 respectively (the "Existing Share Option Schemes") be terminated such that no further options will be granted under the Existing Share Option Schemes but in all other respects, the provisions of the Existing Share Option Schemes shall remain in full force and effect in respect of any options granted prior to the adoption of the New Share Option Scheme and any such options shall continue to be exercisable in accordance with their terms of issue."

5. "THAT:

(A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution shall be in addition to any other authorizations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; (iii) the exercise of rights of subscription or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares; or (iv) any existing specific authority, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution and resolution no. 6:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

6. "**THAT:**

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors during the Relevant Period (as defined above) of all the powers of the Company to repurchase the Shares on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

(B) the amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the Shares in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly."

7. "**THAT** conditional upon resolutions nos. 5 and 6 set out above being duly passed, the general mandate granted to the Directors to exercise the powers of the Company to allot and issue Shares pursuant to resolution no. 5 set out above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no.6 set out above, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as Special Resolution:

SPECIAL RESOLUTION

8. "**THAT** the articles of association of the Company be and are hereby amended in the following manner:

(A) By adding the following definition in Article 2 before the definition of "these Articles" or "these presents":

""address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Articles " or "these presents";

with the following marginal note:

"address"

(B) By deleting the existing definition of "associate" in Article 2 in its entirety and substituting therefor the following:

""associate" has the meaning given in the Listing Rules as amended from time to time;"

with the following marginal note:

"associate"

(C) By adding the following definition in Article 2 after the definition of "the Board" or "the Directors":

""business day" shall mean any day on which the Stock Exchange is open for business of dealing in securities;"

with the following marginal note:

"business day"

(D) By adding the following definition in Article 2 after the definition of "the Chairman":

""clearing house" means a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) as modified from time to time;"

with the following marginal note:

"clearing house"

(E) By adding the following definitions in Article 2 after the definition of "$" or "dollars":

""electronic communication" means a communication sent by electronic means;

with the following marginal note:

"electronic communication"

"electronic means" means the transmission of any communication from the Company in any form through any medium (including but not limited to electronic mail or publication on the Company's website, or publication on the Company's computer network or publication on the website of the Stock Exchange or the website of any stock exchange on which any securities of the Company are listed and/or permitted to be dealt in);

with the following marginal note:

"electronic means"

"Electronic Signature" means an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;"

with the following marginal note:

"Electronic Signature"

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China;"

with the following marginal note:

"Hong Kong"

"Listing Rules" means The Rules Governing the Listing of Securities on the Stock Exchange, as from time to time supplemented, amended, substituted or replaced;"

with the following marginal note:

"Listing Rules"

(F) By deleting in the definition of "newspaper" in Article 2 the words "the Chief Secretary" and substituting therefor "the Chief Secretary for Administration".

(G) By deleting from Article 2 the paragraph with regard to "writing" or "printing" in its entirety as set out after the definition of "shareholders" or "members" and adding the following definitions in Article 2 after the definition of "shareholders" or "members":

""Stock Exchange" means The Stock Exchange of Hong Kong Limited;

with the following marginal note:

"Stock Exchange"

"in writing" means written or printed or printed by lithography or printed by photography or typewritten or produced by any other mode of representing words in a visible form or, to the extent permitted by, and in accordance with the applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form;"

with the following marginal note:

"in writing"

(H) By adding the following paragraphs in Article 2 following the definition of "in writing" added as above and before the last 5 paragraphs in Article 2:

"reference to a document being executed include reference to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the applicable laws, rules and regulations, by Electronic Signature or by any other method;

with the following marginal note:

"execution of a document"

reference to a document to the extent permitted by, and in accordance with the applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not;"

with the following marginal note:

"form of a document"

(I) By deleting the words "The Stock Exchange of Hong Kong Limited" in Article 5(b) and substituting therefor "the Stock Exchange".

(J) (1) By deleting the words "without payment to receive within two months after allotment or lodgment of a transfer" in the second and third lines of Article 15 and substituting therefor the words "to receive within two months after allotment or within ten business days after lodgment of a transfer".

(2) By deleting the words "HK$2 (or such higher amount as shall for the time being be approved by The Stock Exchange of Hong Kong Limited) for every certificate after the first or such lesser sum as the Board shall from time to time determine," in the seventh, eighth and ninth lines of Article 15 and substituting therefor the following:

"such amount prescribed by the Stock Exchange or such lesser sum as the Board shall from time to time determine for every share certificate after the first,"

(K) By deleting the words "HK$2 (or such higher amount as shall for the time being be approved by The Stock Exchange of Hong Kong Limited)" in Article 19 and substituting therefor the following:

"such amount as shall for the time being be prescribed by the Stock Exchange"

(L) By deleting the words "for employees" in Article 23.

(M) By adding the following words to the end of Article 27 immediately after the words "and a Chinese language newspaper in Chinese":

"and/or, subject to the Listing Rules, in the manner in which notices may be served by the Company by electronic means as herein provided"

(N) By deleting the existing Article 36 in its entirety and substituting therefor the following new Article:

"36. All transfers of shares may be effected by transfer in writing in the usual or common form or in a form prescribed by the Stock Exchange or in such other form as the Board may accept and may be executed under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. All instruments of transfer must be left at the Registered Office or at such other place as the Board may appoint."

with the following marginal note:

"Form of transfer"

(O) By deleting the words "The aforegoing" in Article 37 and substituting therefor the words "Without prejudice to Article 36, the aforegoing".

(P) By deleting the words "for employees" in Article 38.

(Q) By deleting the words "HK$2 (or such higher amount as shall for the time being be approved by The Stock Exchange of Hong Kong Limited) or such lesser sum as the Board may from time to time require" in Article 39(a) and substituting therefor the following:

"such amount as shall for the time being be prescribed by the Stock Exchange or such lesser sum as the Board shall from time to time require"

(R) By deleting both occurrences of the words "without charge" from Article 42.

(S) (1) By adding the words "a poll is required under the Listing Rules or" immediately after the word "unless" in the second line of the first paragraph of Article 73.

(2) By deleting the words "be so demanded and" in the first line of the last paragraph of Article 73 and substituting therefor the words "is required under the Listing Rules or is duly demanded and, in the latter case,".

(T) By deleting the existing Article 74 in its entirety and substituting therefor the following new article:

"74. If a poll is required or duly demanded it shall be taken in such manner as the Chairman shall direct and he may appoint scrutineers (who need not be members). The result of the poll shall be deemed to be the resolution of the meeting at which the poll was required or demanded. The requirement or demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than a question on which the poll was required or has been demanded, and a demand for a poll may be withdrawn with the consent of the Chairman at any time before the close of the meeting or the taking of the poll, whichever is earlier."

with the following marginal note:

"Poll"

(U) By re-numbering the existing Article 82(b) as Article 82(c) and adding the following new Article 82(b) immediately before the re-numbered Article 82(c):

"82(b). Where any member of the Company is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."

(V) By deleting the existing Article 89(b) in its entirety and substitute therefor the following:

"89(b). If a clearing house (or its nominee(s)), being a corporation, is a member, it may authorise such person(s) as it thinks fit to act as its representative(s) at any meeting of the Company or at any meeting of any class of members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be entitled to exercise the same rights and powers as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands."

(W) By adding the words "Section 153B(1) of the Companies Ordinance shall not apply to an alternate Director appointed pursuant to these Articles." to the end of Article 93(c) immediately after the words "these Articles.".

(X) By deleting the existing Article 100(h), Article 100(i), Article 100(j) and Article 100(k) in their entireties and substituting therefor the following:

"100(h). Save as otherwise provided by these Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associate(s) is materially interested, and if he shall do so his vote shall not be counted and he shall not be counted in the quorum of such resolution of the Board but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to the Director or his associate(s) in respect of money lent by him or any of them or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract, arrangement or proposal concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract, arrangement or proposal concerning any company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer, executive or a shareholder or in which the Director or his associate(s) is/are

beneficially interested in shares of that company provided that the Director and any of his associate(s) do not in aggregate own five (5) per cent. or more of such company, within the meaning as described in Article 100(i);

(vi) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not give the Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

(vii) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit.

For the purposes of this Article 100(h), "subsidiary" shall have the meaning as defined in Rule 1.01 of the Listing Rules.

100(i). A company shall be deemed to be a company in which a Director and any of his associate(s) in aggregate own five (5) per cent. or more if and so long as (but only if and so long as) a Director and his associate(s), (either directly or indirectly) are in aggregate the holders of or beneficially interested in five (5) per cent. or more of the issued shares of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or any of his associate(s) as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the interest of the Director or any of his associate(s) is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

100(j). Where a company in which a Director and any of his associate(s) in aggregate own five (5) per cent. or more (within the meaning as described in Article 100(i)) is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

100(k). If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director or his associate(s) (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned and of his associate(s) as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not

vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman and of his associate(s) as known to such Chairman has not been fairly disclosed to the Board."

(Y) By deleting the existing Article 100(l) in its entirety.

(Z) By adding the words "or such other manner of rotation as may be required by the Listing Rules (as modified from time to time) or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time" immediately after the words "nearest one-third" in the second and third lines of Article 101.

(AA) By deleting the words "at least seven days before the date of the general meeting. The latest date for lodgement of such notices will be not more than seven days prior to the date of the general meeting" in Article 105 and substituting therefor the following:

"provided that the minimum length of the period, during which such notice(s) may be given, shall be at least seven (7) days and that the period for lodgment of such notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting"

(BB) By deleting the existing Article 107 in its entirety and substituting therefor the following new Article:

"107. The Company may by ordinary resolution remove any Director (including a Managing Director or other Executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company). Special notice is required of a resolution to remove a Director or to appoint somebody in place of a Director so removed at the general meeting at which he is removed, in accordance with the Ordinance. Any person so elected and appointed to fill the vacancy of a removed Director shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

In this Article 107, "special notice" in relation to a resolution shall have the meaning ascribed thereto in the Ordinance."

with the following marginal note:

"Power to remove Director by ordinary resolution"

(CC) By deleting the words "the Rules Governing the Listing of the Stock Exchange of Hong Kong Limited" in Article 118(b) and substituting therefor the words "the Listing Rules and all other applicable law, rules and regulations".

(DD) By deleting the words "for employees" in Article 146(b).

(EE) (1) By adding the words "in respect of dividends of the shares in question" into paragraph (i) of Article 159 after the words "all cheques or warrants".

(2) By deleting the words "and has notified The Stock Exchange of Hong Kong Limited of such intention" in paragraph (iii) of Article 159 and substituting therefor the following:

"and/or, subject to the Listing Rules, in the manner in which notices may be served by the Company by electronic means as herein provided, and has notified the Stock Exchange of such intention"

(FF) By deleting the existing Article 163 in its entirety and substituting therefor the following:

"163(a). The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before the annual general meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any), reports of the Directors and of the Auditors and other documents (if any) as are required by the Ordinance. Each balance sheet shall be signed on behalf of the Directors by two of their number. The Directors may also cause to be prepared any other financial documents (including without limitation any summary financial report) as they think fit.

163(b). Subject to Article 163(c) below, a copy of the relevant financial documents or (to the extent permitted by and subject to due compliance with all applicable law, rules and regulation, including, without limitation, the Listing Rules) the summary financial report shall, not less than twenty-one days before the meeting, be delivered or sent by post to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to that member or debenture holder (as the case may be) whose name stands first in the appropriate register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

163(c). Where a member or debenture holder of the Company has, in accordance with the Ordinance and any rules prescribed by the Stock Exchange from time to time, consented to treat the publication of the relevant financial documents and/or the summary financial report by electronic means as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the publication and notification requirements of the Ordinance and any rules prescribed by the Stock Exchange from time to time, publication by the Company using electronic means of the relevant financial documents and/or the summary financial report at least twenty-one days before the date of the meeting shall, in relation to each such member or debenture holder of the Company, be deemed to discharge the Company's obligations under Article 163(b) above provided that any person who is otherwise entitled to the relevant financial documents and/or the summary financial report of the Company may, if he so requires, by notice in writing served on the Company, demand that the Company sends to him, a complete printed copy of the relevant financial documents and/or the summary financial report not previously requested by him.

163(d). For the purpose of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Ordinance."

with the following marginal note:

"Relevant financial documents and summary financial reports to be sent to entitled persons"

(GG) By deleting the existing Article 167 in its entirety and substituting therefor the following new Article 167A:

"167A. Any notice or document (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules), whether or not to be given or issued under the applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any member of, and any holder of debentures of, the Company and to any other person who is entitled to receive notices of general meetings of the Company under the provisions of the applicable laws, regulations or rules or of these presents:

(a) personally;

(b) by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered place of address;

(c) by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper being in each case a newspaper published daily and circulating generally in Hong Kong and specified or permitted for this purpose by the applicable laws, rules and regulations, and for such period as the Directors shall think fit to the extent permitted by, and in accordance with the applicable laws, rules and regulations;

(d) by sending or transmitting it as an electronic communication to such person at any telex or facsimile transmission number or electronic number or electronic address or computer network or website supplied by him to the Company for the giving of notice or document from the Company to him to the extent permitted by, and in accordance with, the applicable laws, rules and regulations;

(e) by publishing it on the Company's computer network and giving to such person a notice in accordance with the applicable laws, rules and regulations stating that the notice or other document is available there (a "Notice of Availability") to the extent permitted by, and in accordance with, the applicable laws, rules and regulations. The Notice of Availability may be given to such person by any of the means set out in Articles 167A(a), 167A(b), 167A(c), 167A(d) or 167A(f); or

(f) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the other applicable laws, rules and regulations."

with the following marginal note:

"Service of notices"

(HH) By adding the following new Article 167B immediately after the new Article 167A:

"167B. All notices or other documents with respect to shares standing in the names of joint holders shall be served on or delivered to whichever of such persons is named first in the register of members and any notice or document so served or delivered shall be deemed a sufficient service on or delivery to all the holders of such shares."

with the following marginal note:

"Notice to joint holders"

(II) By deleting the first sentence of Article 168 and substituting therefor the following:

"A member shall be entitled to have notice served on him at any address within Hong Kong or by any electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations."

(JJ) By deleting the existing Article 169 in its entirety and substituting therefor the following new Article 169A:

"169A. Any notice or other document (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules) given or issued by or on behalf of the Company:

(a) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is posted, and, in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto airmail postage prepaid), addressed and put into the post. A certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board, that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into the post shall be conclusive evidence thereof;

(b) if sent or transmitted as an electronic communication in accordance with Article 167A(d) or through such means in accordance with Article 167A(f), shall be deemed to have been served or delivered at the time of the relevant despatch or transmission. A notice or document published on the Company's computer network in accordance with Article 167A(e) shall be deemed to have been served or delivered on the day following that on which a Notice of Availability is sent to the entitled person. In proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof;

(c) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the notice or document was so served or delivered shall be conclusive evidence thereof; and

(d) if served by advertisement in newspapers in accordance with Article 167A(c), shall be deemed to have been served on the day on which such notice or document is first published."

with the following marginal note:

"Notice deemed to have been served"

(KK) By adding the following new Article 169B immediately after the new Article 169A:

"169B. Where a person has in accordance with the Ordinance and other applicable laws, rules and regulations consented to receive notices and other documents (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules) from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Ordinance and other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment."

with the following marginal note:

"Choice of language"

(LL) By deleting the existing Article 170 in its entirety and substituting therefor the following new Article:

"170. A notice or document may be given by the Company to the person or persons entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in the manner set out in Articles 167A and 167B in which the same might have been given if the death, mental disorder or bankruptcy had not occurred."

with the following marginal note:

"Service of notice to persons entitled on death, mental disorder or bankruptcy of a member"

(MM) By deleting the words "Any notice or document delivered or sent by post or left at the registered address of any member in pursuance of these presents" at the beginning of Article 172 and substituting therefor the following:

"Any notice or document delivered or sent by post or left at the registered address of any member or made available by electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations"

(NN) By deleting the existing Article 173 in its entirety and substituting therefor the following new Article:

"173. The signature to any notice to be given by the Company may be written or printed by means of facsimile or where relevant, by Electronic Signature."

with the following marginal note:

"How notice to be signed"

(OO) By deleting the words "paragraph (c) of the proviso to Section 165" in the fourth line of Article 178(a) and substituting therefor the words "Section 165(2)".

(PP) By deleting the words "Section 165 of" in the first line of Article 178(b) and substituting therefor the words "the provisions of and so far as may be permitted by".

(QQ) By adding the following new Article 178(c) immediately after Article 178(b):

"178(c). Subject to the provisions of and so far as may be permitted by the Ordinance, the Company may purchase and maintain for any officer of the Company:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

In this Article 178(c), "related company" in relation to the Company means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 19 May 2004

Registered Office:
15th Floor
Tianjin Building
167 Connaught Road West
Hong Kong

NOTES:

1. A member entitled to attend and vote at the meeting is entitled to appoint proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting as the case may be).

3. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of joint holding.

4. The register of members of the Company will be closed from Thursday, 10 June 2004 to Friday, 11 June 2004, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 9 June 2004.

5. A form of proxy for use at the meeting is enclosed.

6. In relation to resolution no. 5, approval is being sought from members for a general mandate to authorise the allotment of shares in the share capital of the Company. The Directors have no immediate plans to issue any new shares in the share capital of the Company pursuant to such general mandate other than shares which may fall to be issued under the share option scheme of the Company.

7. In relation to resolution no. 6, approval is being sought from members for a general mandate to repurchase shares of the Company. The Directors have no immediate plans to repurchase any shares of the Company pursuant to such general mandate.

8. In relation to resolution no. 7, approval is being sought from members to extend the general mandate to allot shares by adding repurchased shares to the 20 per cent. general mandate.

附註：

1. 凡有資格出席大會及投票之股東，可委派代表出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同委任人簽署之授權書或其他授權文件(如有)，或經由公證人證明之授權書或授權文件副本，須早於大會或其續會(視情況而定)舉行時間48小時前送達本公司之註冊辦事處，逾期無效。

3. 如屬股份之聯名股東，在排名首位股東親身或委派代表投票後，其餘聯名持有人將無權投票。就此而言，排名先後以本公司股東名冊上就該等聯名持有股份所登記之股東排名次序為準。

4. 本公司將於二零零四年六月十日(星期四)至二零零四年六月十一日(星期五)(包括首尾兩天)暫停辦理股份過戶登記手續，期間不會登記任何股份轉讓。所有轉讓文件連同有關股票，必須於二零零四年六月九日(星期三)下午四時正前送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－1716室。

5. 大會適用之代表委任表格隨附於本通函。

6. 有關第5項決議案，擬徵求股東批准配發本公司股本中股份之一般授權。除根據本公司購股權計劃可能須予發行者外，董事現無計劃根據此項一般授權發行本公司股本中任何股份。

7. 有關第6項決議案，擬徵求股東批准購回本公司股份之一般授權。董事現無計劃根據此項一般授權購回本公司任何股份。

8. 有關第7項決議案，擬徵求股東擴大配發股份之一般授權，將購回股份加入20%之發行股份一般授權。

連同下列頁邊附註：

「簽署通告之方式」

(OO)把章程細則第178(a)條第4行「第165條之但書第(c)段」等字刪除，並以「第165(2)條」等字取代。

(PP) 把章程細則第178(b)條第1行「第165條」等字刪除，並以「之規定及在其准許下」等字取代。

(QQ)緊隨章程細則第178(b)條後，加入下列新章程細則第178(c)條：

「178(c). 在該條例之規定及在其准許下，本公司可為任何高級職員購買及維持以下保險：

(i) 就本公司、關連公司或任何其他人士因疏忽、違約、失職或違反信託(除欺詐外)而產生之任何責任投保，而彼可能由於本公司或關連公司之關係而被判有罪；及

(ii) 就針對彼本人提起之疏忽、違約、失職或違反信託(包括欺詐)之民事或刑事訴訟作出抗辯而產生之責任投保，而彼可能由於本公司或關連公司之關係而被判有罪。

於本章程細則第178(c)條中，本公司之「關連公司」指作為本公司之附屬公司或控股公司，或本公司控股公司之附屬公司之任何公司。」

承董事會命
公司秘書
張慕貞

香港，二零零四年五月十九日

註冊辦事處：
香港
干諾道西167號
天津大廈
15樓

(d) 倘若根據細則第167A(c)條在報章以廣告方式送達，則於該通告或文件首次刊登之日視為已送達。」

連同下列頁邊附註：

「視為已送達之通告」

(KK)緊隨新章程細則新第169A條後，加入新章程細則第169B條：

「169B. 如有人士根據該條例及其他適用法例、規則及規定同意僅收取本公司發出英文或中文而非雙語之通告或文件(包括上市規則定義之任何「公司通訊」)，則本公司根據有關規定僅須給予該人士其中一種語文之通告或文件，除非及直至該人士根據適用法例、規則及規定向本公司發出或視為已發出取消或修改其同意之通知，表示撤回或修改上述該人士就本公司送達或交付任何通知或文件而向本公司發出之通知，則其後按新安排發出通告或文件。」

連同下列頁邊附註：

「選擇語言」

(LL) 將章程細則現有第170條全文刪除，並以下列新章程細則取代：

「170. 倘任何人士或人等因股東身故、神智失常或破產而享有股份權益，本公司可根據章程細則第167A及167B條向該等人士發出通告或文件，其形式與該名股東並未身故、神智失常或破產而提供者相同。」

連同下列頁邊附註：

「向因股東身故、神智失常或破產而享有權益之人士發出通告」

(MM)刪除章程細則第172條起首「根據本文以郵寄或專人送達或提交任何通告或文件至任何股東之登記地址」，並以下文取代：

「根據此等章程細則、法例及上市規則及任何適用法例、規則或法規以郵寄或專人送達或提交任何通告或文件至任何股東之登記地址。」

(NN)將現有章程細則第173 條全文刪除，並以下列新章程細則取代：

「173. 本公司發出任何通告之簽署可以親筆書寫、透過傳真打印或(如適用)電子簽署作出。」

(HH)於新章程細則第167A條後加入下列章程細則第167B條全文：

「167B. 有關聯名持有人所擁有股份之一切通告或其他文件，須送交或給予在股東名冊排名最先之聯名持有人，而按此規定送交或給予任何通告或文件，即當作已向有關股份之所有持有人發出。

連同下列頁邊附註：

「給予聯名持有人之通知」

(II) 刪除章程細則第168條首句，並以下列文字取代：

「股東有權收取按照此等章程細則、法例及上市規則及任何適用法例、規則或條例送達至香港任何地址之通告或以任何電子途徑送達之通告。」

(JJ) 將章程細則現有第169 條全文刪除，並以下列新章程細則第169A條取代：

「169A. 任何由本公司或代表本公司發出或刊發之通告或其他文件(包括上市規則定義之任何「公司通訊」)：

(a) 如以郵寄送達或提交，則視為載有通告或文件之信封或封套寄出翌日送達或發出，而只要證明載有通告或文件之信封或封套已妥為預付郵資(如為香港以外之地址，則本條規定應涵蓋空郵服務，並須已預付空郵郵資)、寫上地址及投寄，即為發出之充份證明。經本公司公司秘書或其他行政人員或董事會委任之其他人士簽署有關裝載該通知或文件之信封或封套已妥為預付郵資、寫上地址及投寄之書面證明，即為送達或提交之確證；

(b) 如根據章程細則第167A(d)條規定以電子通訊方式或根據章程細則第167A(f)條規定之方式發出，則視發送或傳送時已作送達或發出論。根據章程細則第167A(e)條在本公司電腦網絡發佈之通告或文件，在向有權收取該等通告或文件之人士發出閱覽通知翌日作已送達或提交論。經本公司公司秘書或其他行政人員或董事會委任之其他人士簽署有關送達、提交、發送、傳送或發佈等之事實與時間之書面證明，即為送達或提交之確證；

(c) 倘以專人遞送或提交，則親自遞交時視為送達。經本公司公司秘書或其他行政人員或董事會委任之其他人士簽署有關該通告或文件已由專人送達或提交之書面證明，即為送達或提交之確證；及

連同下列頁邊附註：

「有關財務文件及簡明財務報表應寄予有權收取之人士」

(GG)將現有章程細則第167條全文刪除，並以下列新章程細則第167A條取代：

「167A. 任何由本公司提供或發出之通告或文件(包括根據上市規則所定義之任何「公司通訊」)，無論是否按其他適用法例，規則及規定或本章程細則提供或發出者，本公司均可循下列途徑將其送達或提交本公司任何股東或債券持有人，或任何根據適用法例、規則或規定或本章程細則規定有權收取股東大會通告之其他人士：

(a) 以專人送遞；

(b) 以預付郵費之信封或封套郵寄至有關人士之登記地址；

(c) 於最少一份英文報章及最少一份中文報章分別刊登英文及中文廣告，刊登期間應為按適用法例、規則及規定所允許而董事視為適當者。有關報章須每天出版且在香港普遍流通，並為適用法例、規則及規定指定或允許作上述用途者；

(d) 按有關人士為收取本公司通告或文件而向本公司提供之電報或傳真號碼、電子號碼、電子地址、電腦網絡或網站，以電子通訊形式向其發出或傳送，惟有關通訊須根據並為適用法例、規則及規定所允許者；

(e) 在本公司電腦網絡上發佈，並根據適用法例、規則及規定向有關人士發出通知，表示有關通告或其他文件已根據適用法例、規則及規定所允許之形式於電腦網絡上可供閱覽(「閱覽通告」)。閱覽通告可循章程細則第167A(a)、167A(b)、167A(c)、167A(d)或167A(f)所定之任何途徑向有關人士提供；或

(f) 透過並根據適用法例、規則及規定所允許之途徑，向有關人士發送或以其他方式提供。

連同下列頁邊附註：

「送達通告」

(EE) (1) 於章程細則第159條第(i)段「所有支票或認股權證」等字後加入「就有關股份之股息而言」等字。

(2) 刪除章程細則第159條第(iii)段「並已通知香港聯合交易所有限公司有意出售該等股份」等字，並以下列文字代替。

「及／或按照上市規則規定之方式，由本公司可以本章程細則規定之下列電子形式發出之通知，並已將有關意向知會聯交所」

(FF) 刪除章程細則第163條全文，並以下文取代：

「163(a). 董事須不時根據該條例規定，安排製備損益表、資產負債表、集團賬目（如有）、董事會報告及核數師報告與該條例規定之其他文件，並且在本公司股東週年大會上呈交。各資產負債表須由兩位董事代表簽署。董事亦可安排製備彼等認為適宜之其他財務文件（包括但不限於簡明財務報表）。

163(b). 受下文第163(c)段規限下，有關財務文件或（在有關法例、規則及規定（包括（但不限於）上市規則）許可並遵守該等法例、規則及規定之情況下）簡明財務報告須於大會舉行前不少於二十一日以送達或郵寄至本公司各股東及債券持有人之登記地址，如屬聯名股東或債券持有人（視情況而定）則為股東名冊上排名首位之股東或債券持有人。如因意外未有遵守本章程細則規定不會引致會議之議事程序無效。

163(c). 倘若本公司股東或債券持有人根據該條例或聯交所不時之規定同意以電子途徑公佈本公司有關財務文件及／或簡明財務報告，即已履行該條例所規定本公司發出有關財務文件及／或簡明財務報告之責任。在遵守該條例及聯交所不時規定之公佈及通知規定下，本公司於舉行本公司股東或債券持有人大會前不少於二十一日以電子途徑公佈有關之財務文件及／或簡明財務報告，則對於該等股東或債券持有人而言，本公司已履行上文第163(b)條所規定之責任，惟有權收取有關本公司之財務文件及／或簡明財務報表之任何人士，倘向本公司發出書面通知要求，本公司將向彼寄發彼之前未要求之有關財務文件及／或簡明財務報表之完整印刷版本。

163(d). 就本章程細則而言，「有關財務文件」及「簡明財務報告」一詞具有該條例所賦予之涵義。」

決定性，除非該主席並未據其所知就彼及其聯繫人所擁有之權益性質或範圍在董事會作出公平披露。」

(Y) 刪除章程細則第100(l)條全文。

(Z) 於章程細則第101條中第二及第三行，緊隨「最接近三分一」等字後加入「或上市規則(按不時之修訂本)或適用監管機關不時規定之其他守則、規則及法規所規定之其他輪席方式」等文字。

(AA) 刪除章程細則第105條「至少於股東大會日期前七天。遞交有關通知最遲之日期不可超過股東大會日期前七天」等字，並以下列字樣取代：

「惟遞交該通知之最短期限不得少於七(7)天，遞交該通知之期限最早須於指定進行推選之股東大會通告寄發當日起計，及不遲於該股東大會舉行日期前七(7)天結束」

(BB) 刪除章程細則現有第107條全文，並以下列新章程細則取代。

「107. 儘管此等章程細則或本公司與董事之間已訂立之任何協議載有任何規定，本公司可藉普通決議案在任何董事(包括董事總經理或其他執行董事)之任期屆滿前將其罷免，惟不妨礙該董事就彼與本公司之間的服務合約被違反而可能申索之任何損失賠償。根據該條例，將會罷免董事之股東大會須就罷免董事及另選替任董事之決議案發出特別通告。據此推選及委任以替補罷免董事之人士，在決定其輪席告退之時間而言，須視為彼已於其替任之董事上一次獲選當日已成為董事。如並無作出委任，罷免董事後須視作臨時空缺替補。

於本第107條中，有關決議案之「特別通告」一詞具有該條例所賦予之涵義。」

連同下列頁邊附註：

「以普通決議案罷免董事之權力」

(CC) 刪除章程細則第118(b)條「香港聯合交易所有限公司上市規則」等字，並以「上市規則及所有其他適用法例、規則及條例」，等字取代。

(DD) 刪除章程細則第146(b)條「為僱員」等字。

事或其任何聯繫人並非合共實益擁有該公司百分之五(5%)或以上之股份(定義見章程細則第100(i)條);

(vi) 有關採納、修訂或運作與本公司或其任何附屬公司僱員利益有關之退休金或退休、人壽或殘疾福利計劃或其他安排之任何建議或安排,而該計劃或基金乃與董事、其聯繫人及本公司或其任何附屬公司之僱員有關,且並無賦予任何董事或其聯繫人享有與參加該計劃或基金之人士不一致之特權或優待;或

(vii) 有關本公司或其附屬公司之僱員福利之任何建議或安排,包括採納、修改或運作任何董事或其聯繫人可能獲益之僱員股份計劃或任何股份獎勵或購股權計劃。

就本公司細則第100(h)條而言,「附屬公司」指上市規則第1.01條所賦予之涵義。

100(i). 董事及其任何聯繫人倘於一間公司(或彼等藉以衍生其權益之任何第三者公司)直接或間接持有或實益擁有該公司任何類別股本之已發行股份或該公司股東可擁有投票權之百分之五(5%)或以上,則該公司應被視為董事及/或其聯繫人擁有百分之五(5%)權益之公司(僅限於上述情況及僅於該情況持續期間)。就本段而言,董事或其任何聯繫人以無條件受託人或保管受託人身份持有而彼或彼等任何一人概無實益權益之任何股份,董事或其任何聯繫人擁有之信託包含之任何股份,惟在任何其他人士有權享有收取該信託之收入期間一直享有信託之復歸權或剩餘權、董事或其聯繫人僅作為單位持有人之認可單位信託包含之任何股份,以及並無附有在股東大會上投票之權利而股息及退回資本權利極為有限之任何股份,不得計算在內。

100(j). 倘董事及其聯繫人合共持有一間公司百分之五(5%)權益或以上(定義見章程細則第100(i)條),而該公司在交易中有重大利益,則該董事亦應視為在該交易中擁有重大利益。

100(k). 倘任何董事會會議就有關董事或其聯繫人(會議主席除外)或其聯繫人之重大權益產生疑問,或任何董事(主席除外)是否有權投票或計入法定人數,而該問題未能透過董事自願同意放棄投票或不計入法定人數而解決,則該問題須由會議主席處理,而彼就該名董事或其聯繫人所作之決定須為最終及具決定性,除非有關該董事並未據其所知就彼及其聯繫人所擁有之權益性質或範圍向董事會作出公平披露。倘上述問題乃有關會議主席本人,則該等問題須通過董事會決議案解決(就此而言,該名主席並無投票權),而該決議案須為最終及具

(V) 刪除章程細則第89(b)條全文，並以下文取代：

「89(b). 身為結算所(或其代理人，並在各情況下均為公司)之股東，可授權其認為合適之人士在本公司任何大會或任何類別股東大會上擔任其代表，惟有關授權須列明每位獲授權代表所涉及之股份數目及類別。根據本章程細則之條文獲授權人士有權行使相同之權利及權力，猶如該人士為由結算所(或其代理人)持有之本公司股份之登記持有人(包括於舉手表決時個別投票之權利)。」

(W) 於章程細則第93(c)結尾「此等章程細則」之後，加入「公司條例第153B(1)條不適用於根據此等章程細則獲委任之替任董事」等文字。

(X) 刪除現有章程細則第100(h)條、章程細則第100(i)、章程細則第100(j)條及章程細則第100(k)條之全文，並以下文取代：

「100(h). 除該等章程細則另有指明，否則董事不得就其本人或其任何聯繫人擁有重大利益之任何合約或安排或任何其他建議之任何董事會決議案投票(亦不可計入法定人數)，該董事如有投票，則其投票將不獲點算(亦不可計入該董事會決議案之法定人數)，惟此項禁止條款不適用於以下任何一項：

(i) 就董事或其聯繫人應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益而借出之款項、或該董事或其聯繫人據此而產生或承擔之負債，給予該董事或其聯繫人任何抵押或彌償保證而訂立之任何合約或安排；

(ii) 就董事或其任何聯繫人本身為本公司或其任何附屬公司之債項或債務承擔全部或部份責任(不論為根據一項擔保或彌償保證而獨自或共同或以出具抵押之方式作出承擔)，而本公司給予第三方任何擔保或彌償保證所訂立之任何合約或安排；

(iii) 有關本公司或本公司可能發起或擁有權益之任何其他公司提呈或提呈本公司或該等任何其他公司之股份、債券或其他證券以供認購或購買之任何合約、安排或建議，而董事或其聯繫人因參與發售建議之包銷或分包銷而擁有或將擁有權益；

(iv) 董事或其聯繫人僅因其於本公司之股份或債券或其他證券擁有權益，而與本公司之股份或債券或其他證券之其他持有人以相同方式擁有權益之任何合約或安排；

(v) 與任何公司訂立之任何合約、安排或建議，而董事或其聯繫人僅因身為該公司之高級職員、行政人員或股東而直接或間接擁有該公司之權益，而董

連同下列頁邊附註：

「轉讓文件」

(O) 刪除章程細則第37條「上述」一詞，並以「在不影響第36條之規定下，上述」等文字取代。

(P) 刪除章程細則第38條「為僱員」等字。

(Q) 刪除章程細則第39(a)條中「2港元（或香港聯合交易所有限公司不時批准之較高款額）或董事會不時要求之較低款額」等字，並以下列字樣取代：

「聯交所當時規定之該款額或董事不時要求之較低款項」

(R) 刪除章程細則第42條內「免費」等字。

(S) (1) 緊隨章程細則第73條第1段第2行「除非」之後，加入「根據上市規則規定須以投票表決或」等文字。

(2) 刪除章程細則第73條末段第1行「據此方式要求」等字眼，並以「根據上市規則規定或經正式要求，而在正式要求下，」等文字取代。

(T) 刪除現有章程細則第74條全文，並以下列新章程細則取代：

「74. 倘若規定或正式要求以投票表決，須按照主席指示之方式進行，主席亦可委任一名監票人（毋須身為股東）。投票表決之結果將視為規定或要求投票表決之大會上通過之決議案。規定或要求投票表決並不妨礙大會繼續處理規定或要求投票表決以外之其他事項，而在大會結束或進行投票前(以較早者為準)，可在主席同意下隨時撤回投票要求。」

連同下列頁邊附註：

「投票」

(U) 現有章程細則第82(b)條重新編序為公司細則第82(c)條，並於緊隨重新編序後之章程細則第82(c)條前加入下列新章程細則第82(b)條：

「82(b). 倘本公司任何股東按照上市規則須對任何特定決議案放棄投票或受到限制而僅可對任何特定決議案投票贊成或投票反對，則在該股東在違反該規定或限制之情況下所作出或代表其作出之任何投票均不得計算在內。」

凡提述文件，包括任何按其他適用法例、規則及規定所允許之可見資料，無論是否以實際形式存在；」

連同下列頁邊附註：

「文件形式」

(I) 刪除章程細則第5(b)條「香港聯合交易所有限公司」一詞，並以「聯交所」一詞取代。

(J) (1) 刪除章程細則第15條第2及3行「於配發或提交轉讓文件後兩個月內免費獲得」，並以「於配發後兩個月內或提交轉讓文件後十個辦公日內獲得」取代。

(2) 刪除章程細則第15條中第7、8及9行「於首次款額或董事會不時釐定之較低款額後每張股票支付2港元（或香港聯合交易所有限公司不時批准之較高款額）」等字，並以下列文字取代：

「聯交所規定之該款額或董事會於首次款額後不時釐定每張股票之較低款項，」

(K) 刪除章程細則第19條中「2港元（或香港聯合交易所有限公司不時批准之較高款額）」等字，並以下列文字取代：

「聯交所當時規定之該款額」

(L) 刪除章程細則第23條「為僱員」等字。

(M) 緊隨章程細則第27條「及一份中文報章」等字後加入下列等字」：

「及／或按照上市規則規定之方式，由本公司可以本章程細則規定之電子形式發出之通知」

(N) 刪除章程細則現有第36條全文，並以下列新章程細則取代：

「36. 所有股份之轉讓文件必須使用慣常或一般書面形式，或聯交所不時規定之形式，或董事可予接納之其他形式，並以親筆簽署，或如轉讓人或承讓人為一間結算所或其代理人，則可以親筆或機印簽署或董事不時批准之其他形式簽署。所有轉讓文件必須交回註冊辦事處或董事會可能指定之其他地點。」

連同下列頁邊附註：

「電子簽署」

「香港」指中華人民共和國香港特別行政區；」

連同下列頁邊附註：

「香港」

「上市規則」指不時補充、修訂、替代或取代之聯交所證券上市規則；」

連同下列頁邊附註：

「上市規則」

(F) 刪除章程細則第2條「報章」之釋義中「秘書長」一詞，並以「行政秘書長」一詞取代。

(G) 刪除章程細則第2條「股東」或「成員」之釋義後有關「書面」或「印刷」之全段，並於章程細則第2條「股東」或「成員」之釋義後加入下列釋義：

「聯交所」指香港聯合交易所有限公司；

連同下列頁邊附註：

「聯交所」

「「書面」指以書寫、平版印刷、照相印刷、打字或以任何其他形式製作，包括任何代表文字之可見形式，或限於其他適用法例、規則及規定所允許之任何代替書寫之可見形式(包括電子通訊)或部份採用一種可見形式而部份採用另一種可見之形式；」

連同下列頁邊附註：

「書面」

(H) 於章程細則第2條上文所加「書面」之釋義後及於章程細則第2條最後5段前加入下列各段：

「凡提述文件之簽署，其範圍包括簽名或蓋章，或按其他適用法例、規則及規定所允許之電子或任何其他簽署方式；

連同下列頁邊附註：

「簽立文件」

(B) 刪除章程細則第2條「聯繫人」之現有釋義全文，並以下文取代：

「「聯繫人」指不時修訂之上市規則所賦予之涵義；」

連同下列頁邊附註：

「聯繫人」

(C) 於章程細則第2條「董事會」或「董事」之釋義後加入下列釋義：

「「辦公日」指聯交所進行證券買賣之任何日子；」

連同下列頁邊附註：

「辦公日」

(D) 於章程細則第2條「主席」之釋義後加入下列釋義：

「「結算所」指按不時修訂之證券及期貨條例(香港法例第571章)所定義之認可結算所；」

連同下列頁邊附註：

「結算所」

(E) 於章程細則第2條「元」之釋義後加入下列釋義：

「「電子通訊」指以電子途徑發送之通訊；

連同下列頁邊附註：

「電子通訊」

「電子途徑」指本公司透過任何媒體以任何形式傳送之任何通訊(包括但不限於電子郵件或本公司於網站之公佈，或於本公司電腦網絡之公佈，或於聯交所網站或本公司任何證券上市及／或准許買賣之任何證券交易所之網站之公佈)；

連同下列頁邊附註：

「電子途徑」

「電子簽署」指電子通訊附載或邏輯上與電子通訊有關之電子符號或過程，以及某人有意於電子通訊上簽署或採納之簽名形式；」

6. 「**動議**：

(A) 在本決議案(B)段之規限下，一般及無條件批准本公司董事於有關期間(定義見上文)內行使本公司一切權力，在聯交所或本公司證券可能上市且獲香港證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回股份，惟須符合所有適用法例及聯交所或任何其他證券交易所不時修訂之證券上市規則之規定；及

(B) 本公司獲授權根據本決議案(A)段之批准購回之本公司證券總面額，不得超過通過本決議案當日已發行股份之10%，而根據本決議案(A)段之授權須以此為限。」

7. 「**動議**待上述第5項及第6項決議案獲正式通過後，授予董事會行使本公司權力根據上述第5項決議案配發及行使股份之一般授權上，加入董事會根據上述第6項決議案授權可購回之本公司總面額可予配發或有條件或無條件同意配發及發行之本公司股本總面額，惟該數額不得超過本公司於通過本決議案當日股本總面額之10%。」

作為特別事項，考慮並酌情通過下列決議案為特別決議案(不論有無修訂)：

特別決議案

8. 「**動議**按以下方式修訂本公司之章程細則：

(A) 於章程細則第2條「此等章程細則」或「此等條文」之釋義前加入下列釋義：

「「地址」具一般之意義，亦包括根據此等章程細則(或此等條文)用作通訊之傳真號碼、電子編號或地址或網址」；

連同下列頁邊附註：

「地址」

5. 「**動議**：

(A) 在本決議案以下條文之規限下及依據公司條例第57B條，一般性及無條件批准本公司董事於有關期間內行使本公司之一切權力，以發行、配發及處理額外股份，以及作出或授予可能須行使此等權力之售股建議、協議及購股權；

(B) 本決議案(A)段之批准乃董事所獲授任何其他權力以外之權力，該決議案授權董事於有關期間內作出或授予須於有關期間結束後行使此等權力之售股建議、協議及購股權；

(C) 本公司董事依據本決議案(A)段之批准而配發或有條件或無條件同意配發（不論依據購股權或其他方式）之股本總面額，不得超過本決議案通過當日已發行股本總面額之20%，惟依據(i)配售新股（定義見下文）；(ii)本公司任何購股權計劃或當時採納以向本公司及／或其任何附屬公司之董事及／或僱員授出或發行股份或認購本公司股份之權利之類似安排；(iii)本公司發行之任何認股權證或可兑換為股份之其他證券之條文之認購權或轉換權之行使；或(iv)任何現有特定授權除外，而上述批准須受此限制；及

(D) 就本決議案及第6項決議案而言：

「有關期間」指本決議案通過日至下列任何一項較早發生之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之章程細則或香港任何適用法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；及

(iii) 在本決議案下之授權經本公司股東在股東大會上以普通決議案撤銷或修改之日。

「配售新股」乃指於本公司董事指定之期間內，向於指定記錄日期名列本公司股份股東名冊內之股份持有人按彼等當時之持股比例提呈發售股份之建議（惟須受董事會就零碎股權，或於考慮香港以外本公司任何適用地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限）。」

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

茲通告本公司將於二零零四年六月十一日(星期五)上午十時正假座香港灣仔駱克道57－73號香港華美酒店地庫低層會議廳舉行股東週年大會，以便處理下列事項：

1. 省覽本公司截至二零零三年十二月三十一日止財政年度之綜合財務報表、本公司之董事會(「董事」)報告及本公司之核數師(「核數師」)報告。

2. 重選董事及釐定董事酬金。

3. 重新委聘核數師及授權董事釐定其酬金。

作為特別事項，考慮並酌情通過下列決議案為普通決議案(不論有無修訂)：

普通決議案

4. 「**動議**在獲得香港聯合交易所有限公司(「聯交所」)上市委員會批准因行使任何本公司根據新購股權計劃(「新購股權計劃」，其規則載於註有「A」字樣之文件，而該文件已呈交大會主席簽署以資識別)所授出購股權而發行之本公司股本中每股面值0.10港元之股份(「股份」)上市及買賣之情況下：

   (A) 批准及採納新購股權計劃，並授權董事為全面施行新購股權計劃作出一切必要及權宜之行動、交易、安排及協議；及

   (B) 當新購股權計劃成為無條件後，分別於一九九四年十一月二十一日及二零零一年八月二十四日採納之現行購股權計劃(「現行購股權計劃」)將告終止，並將不再根據現行購股權計劃授出購股權，惟現行購股權計劃之規定對採納新購股權計劃前已授出之所有購股權在其他各方面將全面有效，而該等購股權亦將具效力，並可根據現行購股權計劃條款繼續行使。」

下列各段載有股東根據章程細則在本公司股東大會(包括股東週年大會)要求投票表決之程序。

根據章程細則第73條，於任何股東大會上提呈以供投票之決議案將以舉手表決方式決定，惟除非(於宣佈舉手表決之結果之前或之時)下列人士要求投票表決則作別論：

(a) 該會議之主席；或

(b) 最少三名親身出席或受委代表出席並於當時有權在大會上投票之股東；或

(c) 親身出席或受委代表出席且佔有權於會上投票之所有股東總投票權不少於十分一之任何一名或多名股東；或

(d) 親身出席或受委代表出席且持有附有大會投票權之本公司股份，其已繳足總額相當於附有該權利之所有股份已繳足總額不少於十分一之任何一名或多名股東。

本公司之大部份股東廣東控股有限公司於最後可行日期持有本公司約59.51%之權益，倘購回授權獲悉數行使，其將持有本公司約66.12%之權益。據董事所知悉，根據購回授權購回任何股份後將不會導致其他根據收購守則之後果。本公司目前無意行使購回授權致使公眾人士持有之股份低於已發行股份之25%。

8. 本公司購回股份

於本通函日期前六個月，本公司概無購回任何股份(無論在聯交所或以任何方式)。

4. 股價

股份於過去十二個月內每月在聯交所買賣之最高及最低價如下：

	每股	
	最高	最低
	港元	港元
二零零三年		
五月	0.137	0.103
六月	0.147	0.124
七月	0.141	0.125
八月	0.175	0.120
九月	0.208	0.146
十月	0.186	0.156
十一月	0.182	0.158
十二月	0.176	0.158
二零零四年		
一月	0.184	0.159
二月	0.170	0.151
三月	0.164	0.137
四月	0.146	0.111

5. 董事之承諾

各董事已向聯交所作出承諾，在適用的情況下，彼等將根據上市規則及適用之香港法例與本公司之組織章程大綱及章程細則行使購回授權。

6. 董事及其聯繫人及關連人士

董事及（在董事作出一切合理查詢後，就董事所知）其聯繫人現時無意在購回授權獲股東批准之情況下把股份售予本公司或其附屬公司。

於最後可行日期，並無任何本公司之關連人士知會本公司，表示目前有意在購回授權獲股東批准之情況下把股份售予本公司，亦無承諾不會出售股份。

7. 收購守則

倘若因本公司購回股份而導致股東在本公司投票權比例增加，則就收購守則而言該項權益增加將被視為收購。因此，視乎該股東所增加權益之水平，該股東或行動一致之眾股東可獲得或加強於本公司之控制權，而可能須根據收購守則第26條提出強制性收購之建議。

本附錄載有上市規則要求包括在說明函件之資料，讓股東對在股東週年大會提呈有關購回授權之決議案投贊成或反對票時作出知情之決定。

1. 股本

於最後可行日期，本公司已發行股本包括9,015,832,859 股股份。待購回授權獲通過後及於股東週年大會前並無進一步發行或購回股份，於直至本公司下屆股東週年大會結束、或本公司之章程細則或香港任何適用法例規定舉行下屆股東週年大會之指定期限屆滿、或本公司股東於本公司股東大會上通過普通決議案撤銷或修改該授權當日（以最早者為準）結束之期間，本公司最多可回購901,583,285股股份。

2. 購回之理由

董事相信向股東尋求一般授權使本公司可於市場購回股份，乃符合本公司及其股東之最佳利益。董事僅會於其認為符合本公司及其股東利益之情況下，方會進行購回股份。該等購回行動可使本公司之資產淨值及每股資產及／或盈利上升（視乎當時市況及資金安排而定）。

3. 購回之資金

根據購回授權進行之購回行動必須以根據本公司之組織章程大綱和章程細則及香港適用法例可合法用作該用途之資金撥付。

董事目前無意購回任何股份，彼等僅會在其認為購回符合本公司及其股東之最佳利益及彼等認為可以按有利本公司之條款購回股份之情況下，方會行使購回之權力。以本公司於二零零三年十二月三十一日（乃編製最近刊發之本公司經審核財務報表之日期）之綜合財務水平為基準，董事認為倘購回授權以現行市價獲悉數行使，可能對本公司之營運資金水平及資本負債水平構成重大負面影響。然而，董事不建議在可能嚴重不利影響董事認為不時對本公司而言為適宜之營運資金需求或資本負債比率之情況下，全面行使購回授權。

22. 限制授出購股權

當發生可影響股價之事件或作出可影響股價之決定，則直至根據上市規則公佈影響股價之消息前不得授出購股權，尤其在(a)批准本公司任何年度、半年、季度或任何其他中期業績(不論是否上市規則所規定)之董事會議日期(根據上市規則首先知會聯交所之日期)；及(b)本公司根據上市規則所規定須就任何年度或半年業績，或季度或任何其他中期業績(不論是否上市規則所規定)作出公佈之限期屆滿之日，兩者之較早日期前一(1)個月起，直至按照上市規則就任何年度或半年度業績、或季度或任何其他中期業績(不論是否上市規則所規定)作出公佈之日期止。期間不得授出購股權。上述不得授出購股權之期間亦包括至延遲公佈本公司業績之期間。

23. 表現目標

除非董事會於授出購股權時另行酌情決定，否則購股權承授人毋須達成任何表現目標方可行使根據新購股權計劃所授出之購股權。

24. 於年報及中期報告中披露

本公司將根據不時有效之上市規則，於年報及中期報告中披露新購股權計劃之詳情，包括購股權數目、授出日期、行使價、行使期間、歸屬期及(如適用)於財政年度／期間授出購股權之估值。

25. 其他規定

(i) 向參與者授出購股權須以董事會不時決定之書面形式發出，並要求參與者承諾按授出時規定之條款持有購股權，並且須遵守新購股權計劃之規定，且在授出購股權當日起不超過14日內可供有關參與者接納，惟在計劃有效期屆滿後或新購股權計劃終止後，則不可接納購股權。

(ii) 根據新購股權計劃規定，授出購股權日期應被視為董事會通過決議案授出購股權之日。

19. 新購股權計劃期限

新購股權計劃有效期為10年，自達成第20段所述條件之日起計。有效期後不得再發行購股權，但對於終止新購股權計劃前已授出之購股權而言，新購股權其他條款仍然有效，且該等購股權仍可按其發行條款行使。

20. 條件

新購股權計劃須待達成以下條件方可作實：(a)股東在股東週年大會通過普通決議案批准採納新購股權計劃並終止現行購股權計劃；及(b)聯交所上市委員會批准因行使根據新購股權計劃所授出之購股權而發行之股份上市及買賣。

21. 向關連人士授出購股權

倘若建議向本公司董事、主要行政人員、主要股東或彼等各自之聯繫人士授出購股權，則必須獲得獨立非執行董事(不包括身為購股權承授人之獨立非執行董事)批准。

倘若向主要股東或獨立非執行董事或彼等各自之聯繫人士授出購股權，而由於行使根據新購股權計劃及本公司任何其他購股權計劃建議授出及已授出之購股權(包括已行使、註銷及未行使之購股權)，導致在截至授出有關購股權當日止12個月內向該承授人所發行及將發行之股份，(a)合共超過當時已發行股份0.1%；及(b)總值(按股份於授出購股權當日之收市價計算)超過5,000,000港元，則必須獲得股東在股東大會上批准，而會上本公司所有關連人士不得投贊成票(惟已在上市規則要求發出之通函中表明會在股東大會投票反對有關決議案之關連人士除外)。倘本公司任何關連人士更改放棄就有關決議案投票之決定，本公司亦須遵照上市規則之要求。有關批准授出購股權之建議必須以點票方式表決。將予刊發之通函必須載有建議授予各購股權承授人之購股權數目及條款(包括行使價)，行使價必須在股東大會日期前釐定，且在計算行使價時，建議授出購股權之董事會議日期即為購股權之授出日期，以及獨立非執行董事(不包括身為有關購股權承授人之獨立非執行董事)向獨立股東提出有關投票之意見及上市規則所指定之其他資料。此外，授予身為主要股東或獨立非執行董事或彼等各自之聯繫人士之購股權有關條款必須按上述之相同方式在股東大會由股東批准。

上文第21段所載向本公司董事或主要行政人員授出購股權之規定，並不適用於只屬本公司擬委任董事或主要行政人員之購股權承授人。

括但不限於不時由董事會指定而不論有否通知相關之承授人），而董事全權酌情認為該承授人之個別購股權應予終止者。

15. 股份地位

因行使購股權而配發之股份須遵守本公司當時有效之章程細則之規定，並將與配發當日已發行之繳足股份享有同等權益，因此其持有人可享有配發日期後支付或作出之所有股息或其他分派，但倘有關記錄日期為配發日期或之前，則先前已宣佈或建議或議決支付或作出之股息或其他分派則除外。

16. 購股權註銷

倘若已授出或未行使之購股權應予註銷，則董事會可以符合有關註銷之法例規定之方式予以註銷。

倘若本公司註銷已授出但未行使之購股權，並有意向相同之承授人授出新購股權，則僅可在根據新購股權計劃仍有未行使購股權（不包括已註銷之購股權）不超過上文第5段所述股東所批准限額之情況下授出。

17. 更改新購股權計劃

除以下條文另有規定外，新購股權計劃所有條款可由董事會決議案修改而毋須事先獲得股東在本公司股東大會批准：

(i) 新購股權計劃有關上市規則第17.03條所涉及事項不得作出有利購股權承授人或購股權之預期承授人之修改，除非事先獲得股東在股東大會以決議案認可。

(ii) 新購股權計劃條款及條件之重大修改或更改已授出購股權之條款必須獲得股東批准，惟根據新購股權計劃之條款自動生效者除外。

(iii) 修改後之新購股權計劃或購股權之條款必須仍然符合上市規則第17章之規定。

(iv) 更改董事有關修改新購股權計劃條款之授權必須獲得股東在股東大會批准。

18. 終止新購股權計劃

本公司可隨時在股東大會通過決議案終止新購股權計劃，在此情況下不得再授出購股權，但新購股權其他所有條文則仍然有效。

14. 購股權失效

在以下情況下(以最早發生者為準)購股權(以未行使者為限)將自動失效及不可行使：

(i) 購股權期限屆滿；

(ii) 第8(i)、8(ii)、11(i)、11(ii)或11(iii)各段所述期限屆滿；

(iii) 第9段所述之期限屆滿；

(iv) 第10段所述情況下為開始本公司清盤日期。

(v) 在第12段所述規限下，為建議妥協或償債安排生效日期；

(vi) (a) 倘購股權承授人於獲授購股權當時身為本集團任何成員公司僱員、行政人員或董事，因嚴重失職、破產、無償債能力、與債權人全面訂立償債安排或被裁定涉及其誠信之罪行而不再為本集團任何成員公司之僱員、行政人員或董事當日。董事會通過決議案基於本第14(vi)(a)段所述其中一個或以上之原因終止或並未終止聘用或(視情況而定)委聘購股權承授人即為所述原因之終局證明；及

(b) 倘購股權承授人於獲授購股權當時並非本集團任何成員公司僱員、行政人員或董事，因嚴重失職、破產、無償債能力、與債權人全面訂立償債安排或被裁定涉及其誠信之罪行當日。董事會通過決議案提出本第14(vi)(b)段所述其中一個或以上原因即為所述原因之終局證明；

(vii) 倘若董事會於當日或其後行使本公司權力取消購股權，則為購股權承授人違反上文第7段規定之日；

(viii) 倘購股權承授人獲授購股權當時屬於任何五類有關類別參與者(詳情請參閱參與者之定義，而在本段第14(viii)而言，有關類別參與者以下稱為「相關類別」)，而其後在有關購股權有效期開始前不再為相關類別參與者，則其購股權將於彼不再為參與者當日即時失效及終止；及

(ix) 在不違反新購股權計劃條款或上市規則並無限制之情況下，在(但不限於)建議授出購股權之前或當時或有關購股權有效期間出現及／或發生任何特別事件或情況(包

於退休日期起計6個月或有關購股權有效期屆滿兩者之較早期間行使其購股權（以可予行使惟尚未行使者為限），否則購股權將在有關限期屆滿後失效及終止。

(ii) 倘購股權承授人於獲授購股權時身為本集團任何成員公司僱員、行政人員或董事，因主動辭職或其他理由（並非因第8(i)、11(i)或11(iii)段所述之理由）而不再為本集團任何成員公司之僱員、行政人員或董事，則其購股權將於辭職或終止僱用日期失效及終止；

(iii) 倘購股權承授人於獲授購股權時身為本集團任何成員公司僱員、行政人員或董事，因其受聘公司（「有關公司」）基於任何理由不再為本集團成員公司，則其購股權（以可予行使惟尚未行使者為限）將於有關公司不再屬本集團成員日期起計6個月內或有關購股權有效期屆滿兩者之較早期間失效。

12. 重整計劃

倘若本公司就公司重整或合併與其股東或債權人就重整或合併達成妥協或償債安排建議，則本公司向股東或債權人發出通告召開會議考慮有關公司重整或合併安排之同日，須知會所有購股權承授人，屆時購股權承授人（或其法定遺產代理人）可不遲於建議舉行會議日期前4個辦公日向本公司發出書面通知，行使全部或按通知指定之部份購股權（以未行使者為限），並附上有關之購股權證書與有關通知所涉及股份總行使價之付款支票，而本公司須盡早（無論如何不得遲於建議舉行股東大會日期前之辦公日）將相關入賬列為繳足之股份配發及發行予有關購股權承授人。

13. 更改股本之影響

倘若在購股權可行使期間由於資本化發行、供股、拆細或合併股份或削減本公司股本而更改股本，則新購股權計劃所涉及之股份數目、未行使之購股權及／或行使價，將作出經本公司當時之核數師或本公司之獨立財務顧問證明公平合理之相應調整，惟(i)調整後購股權承授人可獲股本之比例，須與調整前可獲得的相同，而該承授人行使全部購股權應付之行使價總額，須盡可能與調整前相同（但不得高於調整前之行使價）；(ii)本集團發行股份或其他證券作為交易之代價不會視為須調整之情況；及(iii)調整不得使任何股份以低於面值之價格發行。此外，除因資本化發行而調整者外，對於上述調整，本公司核數師或本公司之獨立財務顧問必須向董事會以書面確認有關調整符合有關上市規則之規定。

且並無發生下文第14(vi)(a)段所述之情況，則其或其法定遺產代理人可於其不再受僱日期起計6個月或有關購股權有效期屆滿兩者之較早期間，行使該承授人所獲之購股權（以可予行使惟尚未行使者為限），否則購股權將在有關限期屆滿後失效及終止。

(ii) 倘若購股權承授人（在獲授購股權當時不屬於上文第8(i)段所述類別者）身故，且並無發生下文第14(vi)(b)段所述之情況，則其法定遺產代理人可於其身故起計6個月內，按董事會全權決定行使該承授人所獲之購股權（以可予行使惟尚未行使者為限），否則購股權將在有關限期屆滿後失效及終止。

9. 收購時之權利

倘若由於向股東提出全面收購建議（提出當時其中一項條件為成功收購後收購者可以獲得本公司控制權者）或其他原因使任何人士獲得本公司之控制權，則董事會其後須盡早知會所有購股權承授人，而各承授人或其法定遺產代理人可選擇（下文第14(viii)段所述者除外）於上述取得控制權後6個月內，行使全部或部分購股權（以可予行使惟尚未行使者為限），而6個月期滿後尚未行使之購股權將會終止及取消。惟倘若在上述6個月期間內，任何人士可根據公司條例第168條行使權利強制收購股份，並向股東發出通知表示有意行使該項權利，則除下文第14(viii)段所述情況外，在有關通知後1個月內購股權（以可予行使惟尚未行使者為限）仍可行使，其後則會結束及終止。

10. 清盤時之權利

倘若本公司向股東發出通告召開股東大會以考慮及酌情通過決議案將本公司主動清盤，則本公司須於向本公司股東發出通告當日或其後隨即向所有購股權承授人發出通告（連同本段規定內容之通知），屆時各購股權承授人或其法定遺產代理人可不遲於建議舉行本公司股東大會日期前4個辦公日，向本公司發出書面通知行使全部或部份購股權，並附上有關之購股權證書與有關通知所涉及股份總行使價之付款支票，而本公司須盡早（無論如何不得遲於建議舉行股東大會日期前一個辦公日）將相關入賬列為繳足之股份配發予有關購股權承授人。

11. 終止受僱

(i) 倘購股權承授人於獲授購股權時身為本集團任何成員公司僱員、行政人員或董事，因根據聘用合約退休而不再為本集團任何成員公司之僱員、行政人員或董事，則可

批准，並且須根據上市規則發出致股東通函，且在更新計劃授權限額後因行使根據新購股權計劃及本公司任何其他購股權計劃所授出之購股權而發行之股份總數，不得超過在股東批准日本公司已發行股份10%。在計算更新計劃授權限額時，之前根據新購股權計劃及／或本公司其他購股權計劃所授出之購股權（包括根據新購股權計劃或其他計劃未行使、已註銷或失效或已行使之購股權）並不包括在內。本公司亦可在獲得股東於股東大會批准之情況下向指定參與者授出超逾計劃授權限額之購股權，惟在徵求批准前本公司須指明該參與者之身份，而本公司亦須向股東發出通函，其中載有可能獲授購股權之指定參與者之一般簡介、購股權之數目及條款、向指定參與者授出購股權之目的，並説明購股權之條款如何達致有關目的。

任何個別參與者於任何12個月期間內（截至授出購股權日期止），如行使在其新購股權計劃的購股權（包括已行使及未行使之購股權）時，可獲配發的股份數目不得超逾已發行股份1%（「個人限額」）。如向個別參與者額外授出購股權會導致該參與者於授出購股權日期止12個月內行使根據新購股權計劃所獲或將獲之全部購股權（包括已行使、已註銷及未行使之購股權）而發行之股份數目合計超逾個人限額，則須股東在本公司股東大會另行批准，並須根據上市規則就此向股東發出通函，而有關之參與者及其聯繫人士不得就此投票。向該參與者授出之購股權數目及條款（包括行使價）必須在徵求股東批准前釐定。根據本段計算行使價時，董事會提出額外授出購股權之會議日期將視為授出購股權之日期。

6. 購股權之行使期

根據新購股權計劃之條款，可在董事會提議授予購股權時知會每位承授人之期間內隨時行使購股權，惟該期間(a)在基本等待期後才可開始及(b)自授出購股權日期起計不得超過10年。

7. 購股權屬承授人個人所有

購股權屬承授人個人所有，不得轉讓。且承授人不得以任何方式將購股權向第三者出售、轉讓、抵押、按揭或設立有關任何購股權而使第三者為受益人之產權負擔及任何權利。倘違反上述規定，則本公司有權取消任何授予該承授人之未行使購股權。

8. 患病、傷殘或身故之權利

(i) 倘購股權承授人於獲授購股權當時身為本集團任何成員公司僱員、行政人員或董事，因患病、傷殘或身故而不再為本集團任何成員公司之僱員、行政人員或董事，

以下為新購股權計劃之主要條款概要，惟並非亦不擬構成新購股權計劃之一部份，亦不應視作令新購股權計劃規則之詮釋生效。

1. 目的

新購股權計劃之目的在於獎勵參與者對本集團作出之貢獻，亦有助本集團招聘及挽留優秀僱員為本集團長期服務，亦可與諮詢人、專業顧問、貨品及服務供應商與客戶維持良好關係，並且為本集團吸引優秀人材。

2. 參與資格

除新購股權計劃另有規定外，董事會可於計劃限期內，全權隨時向董事會全權酌情指定之參與者授出購股權。此外，董事會亦可隨時(包括(但不限於)提議授予購股權前或有關購股權有效期間)實施任何並未在新購股權計劃載列或包括之條件(包括(但不限於)新購股權計劃並未載列有關購股權之有效期及／或任何導致購股權失效之條件、事件或情況)，惟以不違反新購股權計劃條款或上市規則者為限。

3. 接納授出購股權時付款

購股權承授人須於接納購股權時向本公司支付1.00港元現金(但董事會或董事會成員代表董事會寬免付款則除外)。

4. 行使價

根據新購股權計劃所授出購股權之股份行使價將由董事會全權釐定，惟行使價不得低於(a)授出購股權當日(必須為辦公日)聯交所每日報價表所列股份之收市價；(b)截至授出購股權日期前五個辦公日聯交所每日報價表所列股份之平均收市價；及(c)股份面值(三者之最高者)。

5. 新購股權計劃所涉及之股份最高限額

行使根據新購股權計劃及本公司其他購股權計劃(包括現行購股權計劃)所授出全部未行使購股權而發行之股份最高數目，不得超過不時已發行股份30%(「計劃總限額」)。倘若會導致超逾計劃總限額，則不得根據本公司任何購股權計劃授出購股權。

此外，行使根據新購股權計劃及本公司其他購股權計劃所授出之購股權而發行之股份總數合計，不得超逾901,583,285股股份，即通過採納決議案當日本公司已發行股份10%(「計劃授權限額」)。當計算計劃授權限額時，根據新購股權計劃或本公司其他購股權計劃之條款失效之購股權不包括在內。本公司可隨時更新計劃授權限額，惟須獲股東在本公司股東大會上

公司的非執行董事，現為卓亞（企業融資）有限公司董事。McMahon 先生與本公司任何其他董事、高層管理人員或主要股東概無關連。McMahon 先生並無於股份中擁有根據證券及期貨條例第XV部所定義之權益。本公司與 McMahon 先生並無訂立任何服務合約。根據章程細則，McMahon 先生為非執行董事、審核委員會及薪酬委員會之成員，有權享有董事會可批准之董事袍金及董事酬金。

李嘉強先生，51歲，於一九九九年六月獲委任為本公司獨立非執行董事。彼現為一間管理顧問公司之總裁，曾任法國巴黎百富勤融資有限公司之董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干上市公司之執行董事及財務總監。李先生與本公司任何其他董事、高層管理人員或主要股東概無關連。李先生並無於股份中擁有根據證券及期貨條例第XV部所定義之權益。本公司與李先生並無訂立任何服務合約。根據章程細則，李先生為非執行董事、審核委員會及薪酬委員會之成員，有權享有董事會可批准之董事袍金及董事酬金。

以下為將於股東週年大會上重選之五名董事於最後可行日期之詳情：

譚雲標先生，39歲，於二零零四年二月獲委任為本公司執行董事兼總經理。譚先生畢業於中國華南農業大學，於一九八四年至一九八八年期間在中國中山市政府工作。譚先生於一九八八年起加入本公司之兩間附屬公司，分別為中山市山海實業有限公司(「山海實業」)及中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)，於一九九七年擢升為董事兼副總經理，並於二零零一年起擔任該兩間公司董事兼總經理。譚先生對企業發展、企業管理和營銷管理具豐富經驗。除以上披露者外，譚先生與本公司任何其他董事、高層管理人員或主要股東概無關連。譚先生持有15,000,000股相關股份之購股權。除以上披露者外，譚先生並無於股份中擁有根據證券及期貨條例第XV部所定義之權益。本公司與譚先生並無訂立任何服務合約。譚先生為執行董事，其酬金乃參照職責、現行市況及本公司經營業績及盈利能力而釐定。

曾翰南先生，34歲，於二零零四年二月獲委任為本公司執行董事兼財務總監，現時亦擔任山海實業及中粵馬口鐵董事兼財務總監。曾先生畢業於香港中文大學，持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生於一九九八年加入粵海企業（集團）有限公司。在加入本公司前，已擔任廣東控股有限公司(「廣東控股」)財務部副總經理。曾先生對上市公司及非上市公司的財務管理、稽核、企業融資及企業管治均具經驗。除以上披露者外，曾先生與本公司任何其他董事、高層管理人員或主要股東概無關連。曾先生並無於股份中擁有根據證券及期貨條例第XV部所定義之權益。曾先生與本公司訂有服務合約。彼現時之酬金包括每年850,000港元之固定年度酬金及與表現掛鈎之酌情花紅。該等酬金乃參照職責、現行市況及本公司經營業績及盈利能力而釐定。

趙雷力先生，50歲，於二零零四年二月獲委任為本公司非執行董事。趙先生於二零零一年十二月起出任本公司之最終控股公司廣東粵港投資控股有限公司董事及廣東控股常務董事，現時亦擔任本公司同系附屬公司粵海啤酒集團有限公司非執行董事。趙先生畢業於中國人民解放軍空軍飛行學院，於一九六九年至二零零一年期間在中國人民解放軍空軍任不同職位，包括空軍某部部隊長等職。趙先生具有豐富人事組織管理、稽核管理及工程管理等工作經驗。除以上披露者外，趙先生與本公司任何其他董事、高層管理人員或主要股東概無關連。趙先生並無於股份中擁有根據證券及期貨條例第XV部所定義之權益。本公司與趙先生並無訂立任何服務合約。根據章程細則，趙先生為非執行董事，有權享有董事會可批准之董事袍金及董事酬金。

Gerard Joseph McMahon 先生，60歲，於一九九九年六月獲委任為本公司獨立非執行董事。直至一九九六年底，彼擔任證券及期貨事務監察委員會(「證監會」)的執行董事及委員、香港收購及合併小組成員及香港公司法改革常務委員會之證監會代表。彼亦正式被認可為香港大律師。McMahon 先生於一九九七年起，曾獲委任為香港、印尼及澳洲多間上市

8. 股東週年大會

召開股東週年大會之通告載於本通函第23至38頁，會上將建議考慮並酌情通過（其中包括）(a)採納新購股權計劃及終止現行購股權計劃；(b)向董事會授出一般授權；(c)擴大授予董事會之發行股份授權，加入本公司根據購回授權購回之證券數目；及(d)修訂章程細則。股東於股東大會上根據章程細則要求投票表決之程序載於本通函附錄四。

本通函隨附股東週年大會適用之代表委任表格。無論 閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印備的指示填妥及交回本公司註冊辦事處，惟無論如何須於股東週年大會或其續會（視乎情況而定）指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席大會，並於會上投票。

9. 推薦意見

董事會認為重選董事、採納新購股權計劃及終止現有購股權計劃，授予一般授權及擴大授予董事會之股份發行授權，以及修訂現行章程細則，均符合本公司及股東之整體利益。因此，董事會建議股東投票贊成將於股東週年大會上提呈之各項普通決議案及特別決議案。

10. 備查文件

新購股權計劃副本可於截至股東週年大會舉行當日前任何辦公日之一般營業時間內，在本公司之註冊辦事處查閱，亦可於股東週年大會上查閱。

此致

列位股東　台照

承董事會命
主席
梁江

二零零四年五月十九日

6. 建議修訂章程細則

公司條例經已修訂，容許上市公司就股東大會之目的，向股東寄發摘要財務報告(「摘要財務報告」)，以取代該等摘要財務報告所摘錄自之有關財務文件，惟需先行確定股東之意願。緊隨公司條例之該項修訂後，聯交所已修訂上市規則，容許上市發行人派發摘要財務報告以取代整份年報，惟須先行確定股東之意願，並符合其本身所處司法權區之有關法例規定以及其組織章程大綱及細則之條文。

此外，聯交所已進一步修訂上市規則，准許上市發行人在徵求證券持有人之事先同意，及在適用法例及法規及上市發行人本身之組織章程文件允許下，透過電子方式僅以英文或中文向證券持有人寄發或提供公司通訊，包括年報及中期報告、上市文件、通函及大會通告。

為靈活執行公司條例及上市規則之上述修訂，董事建議徵求 閣下批准第8項決議案以修訂章程細則。

於二零零四年二月十三日，公司條例第157(B)(1)條作出修訂，容許以普通決議案而非特別決議案撤任董事(不論公司組織章程本身有任何規定)。

此外，於二零零四年一月三十日，聯交所宣佈在符合若干過渡性安排下，上市規則當中有關公司管治之建議修訂將於二零零四年三月三十一日生效。該等公司管治事宜其中包括披露資料關於在股東大會上建議重選董事，並就此發出通告，關於股東在股東大會上，以及董事在董事會會議上就各自之聯繫人士擁有重大權益之事項投票。

為使章程細則符合修訂後之公司條例及上市規則，董事建議相應修訂章程細則。

此外，第8項決議案對章程細則作出多項額外修訂，載入多項上市發行人之章程細則必要之條文。

對章程細則之建議修訂載於召開股東週年大會之通告。

7. 責任聲明

本通函載有遵照上市規則的規定提供有關本公司的資料。董事共同及個別對本通函所載資料的準確性承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏任何其他事實，以致其所載的任何聲明有誤導成份。

採納新購股權計劃須待以下條件達成後方可作實：

(i) 本公司在股東週年大會通過普通決議案批准採納新購股權計劃並終止現行購股權計劃(「採納決議案」)；及

(ii) 聯交所上市委員會批准因行使根據新購股權計劃所授出之購股權獲行使而配發及發行佔本公司於通過採納決議案當日已發行股本之10%之股份買賣。

本公司將向聯交所提交申請，要求批准根據新購股權計劃授出之購股權獲行使時將予發行之股份上市及買賣。

4. 建議發行股份之一般授權

本公司已在二零零三年六月十八日舉行之股東週年大會上，授予董事發行股份之一般授權。該一般授權將於在二零零四年六月十一日舉行之應屆股東週年大會結束時失效。為使董事在有需要發行股份時可靈活酌情行事，因此於股東週年大會上將提呈一項普通決議案，建議一般及無條件授權董事行使本公司之一切權力，以配發、發行及處理本公司股份及其他證券，合共佔本公司於通過有關決議案授出該項授權當日已發行股本總面額最多20%。根據上市規則，本公司在聯交所或其他地方購回本身之證券後30日內，在未經聯交所批准下不得發行新股份或其他證券，或公佈建議發行新股份或其他證券(不包括於購回該等證券前因行使發行在外之認股權證、購股權或要求本公司發行股份之類似工具而發行股份)。董事擬表明，彼等現無意發行股份。

5. 建議購回股份之一般授權

本公司已在二零零三年六月十八日舉行之股東週年大會上，授予董事購回股份之一般授權。該一般授權將於在二零零四年六月十一日舉行之應屆股東週年大會結束時失效。於股東週年大會上亦將提呈一項普通決議案，建議一般及無條件授權董事行使本公司之一切權力，以在聯交所或本公司證券可能上市之任何其他證券交易所購回股份，佔本公司於通過有關決議案授出購回授權當日已發行股本總面額最多10%。

一般授權將一直有效，直至本公司下屆股東週年大會結束時，或根據本公司章程細則或任何適用香港法例規定須舉行下屆股東週年大會之期限屆滿時，或該等授權經股東在股東大會以普通決議案撤銷或修訂時(以最早者為準)。

本通函附錄三載有上市規則規定須向股東寄發有關建議購回授權之說明文件。說明文件載有一切合理所需資料，以供股東就於股東週年大會上投票贊成或反對有關決議案作出知情的決定。

2. 重選董事

根據章程細則第92條之規定，譚雲標先生、曾翰南先生及趙雷力先生將於即將舉行之股東週年大會上退任，惟符合資格並願意膺選連任。根據章程細則第101條之規定，Gerard J. McMahon 先生及李嘉強先生將於即將舉行之股東週年大會上輪席退任，惟符合資格並願意膺選連任。根據上市規則須予披露之上述董事詳情載於本通函附錄一。

3. 採納新購股權計劃及終止現行購股權計劃

由於上市規則第17章監管上市發行人運作購股權計劃之規定有所更改，董事會擬尋求股東於股東週年大會上批准終止現行購股權計劃，並採納新購股權計劃。有關新購股權計劃之主要條款概要載於本通函附錄二。

董事認為參與者之貢獻對本集團之成功極為重要，而採納新購股權計劃將有助本公司吸引、挽留及推動優秀及有才華的參與者為本集團作出貢獻，並使本公司以靈活之方式鼓勵及嘉許及／或為參與者提供利益，以及達成董事會不時批准之其他目的，因此符合本公司及股東之整體利益。

於最後可行日期，本公司已發行9,015,832,859股股份，並根據現行購股權計劃合共已授出472,430,000份購股權，當中113,400,000份購股權已獲行使，218,630,000份購股權（並無根據本公司於二零零一年一月進行之公開發售而調整）已失效，而140,400,000份購股權尚未行使。概無任何按現行購股權計劃所授出之購股權被註銷。董事確認，於現行購股權計劃終止後及於股東週年大會上採納新購股權計劃前，將不會根據現行購股權計劃進一步授出購股權。假設截至股東週年大會舉行前已發行股份之數目維持不變，根據新購股權計劃將予授出之購股權全面獲行使而可予發行之股份總數將為901,583,285股股份，佔本公司於通過普通決議案當日已發行股本之10%。

雖然新購股權計劃並不包含工作表現目標，但規定購股權必須持至基本等待期後方可行使。董事會相信新購股權計劃有關行使價之規定（簡述於附錄二第4段）、上述行使購股權之基本等待期，以及新購股權計劃之規則規定之人選準則（簡述於附錄二第2段），將可保障股份之價值，同時亦可達致新購股權計劃之目的。新購股權計劃於計劃限期內一直有效。本公司將不會就新購股權計劃委任信託人。

由於現階段未能合理確定計算購股權價值之多項重要變數，故此董事認為計算根據新購股權計劃可予授出購股權假設在最後可行日期經已授出之價值並不合適。基於理論及推斷假設計算購股權之價值並無意義，且在若干程度上可能會誤導股東。

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司
(於香港註冊成立的有限公司)

執行董事：
梁江(主席)
譚雲標
曾翰南

非執行董事：
趙雷力
羅蕃郁
梁劍琴

獨立非執行董事：
Gerard Joseph McMAHON
譚惠珠
李嘉強

註冊辦事處：
香港
干諾道西167號
天津大廈
15樓

敬啟者：

建議重選董事，採納新購股權計劃，終止現行購股權計劃，發行新股及購回股份之一般授權，修訂章程細則及股東週年大會通告

1. 緒言

本通函旨在向　閣下提供有關建議重選董事，建議採納新購股權計劃，建議終止現行購股權計劃，向董事會授出一般授權及擴大發行股份授權，以及建議修訂現有章程細則之資料，並尋求　閣下於股東週年大會上批准有關上述事項之普通決議案及特別決議案。

「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「發行股份授權」	指	建議授予董事之一般授權，以供配發及發行合共相等於在通過有關決議案授出該項授權當日本公司的已發行股本總面額的最高20%之股份；
「股份」	指	本公司每股面值0.1港元的股份(或本公司股本不時進行的股份拆細、合併、重新分類或重組而導致的其他面值)；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	公司條例所定義本公司當時之附屬公司，其眾數形式具有相同涵義；
「主要股東」	指	上市規則所定義者；及
「收購守則」	指	香港公司收購及合併守則。

「上市規則」	指	聯交所證券上市規則；
「基本等待期」	指	購股權承授人於有權行使購股權前必須持有該購股權之最短期間，即(a)行政人員承授人之期限為獲授購股權日期起計3個月；及(b)非行政人員承授人之期限為獲授購股權日期起計由董事會於授出購股權時全權決定之期間；
「新購股權計劃」	指	於股東週年大會上建議本公司採納之購股權計劃，其詳情及主要條款概要載於本通函附錄二；
「非行政人員承授人」	指	於授出購股權日並非本集團任何成員之公司董事(包括非執行董事或獨立非執行董事)、僱員或行政人員(或擬委任出任該等職位之人士)之購股權承授人；
「行政人員承授人」	指	於授出購股權日為本集團任何成員之董事(包括非執行董事或獨立非執行董事)、僱員或行政人員(或擬委任出任該等職位之人士)之購股權承授人；
「購股權」	指	根據新購股權計劃授出以供認購股份之購股權；
「計劃總限額」	指	本通函附錄二第5段所定義者；
「參與者」	指	(a)本集團任何成員公司之董事(包括非執行董事或獨立非執行董事)、僱員或行政人員(或擬委任出任該等職位之人士，惟授出有關購股權予該等人士須待委任生效後方可作實)；(b)本集團任何成員公司之諮詢人或顧問(或擬委任出任該等職位之人士，惟授出有關購股權予該等人士須待委任生效後方可作實)；(c)本集團任何成員之貨品或服務供應商；(d)本集團任何成員公司之客戶；或(e)本集團任何成員公司之主要股東(以上五類參與者各自或全部均稱「有關類別參與者」)；
「購回授權」	指	建議授予董事之一般授權，以供購回相等於在通過有關決議案授出該項授權當日本公司的已發行股本總面額的最高10%之股份；
「計劃授權限額」	指	本通函附錄二第5段所定義者；
「計劃限期」	指	自本通函附錄二第20段所述之條件達成日期起計10年；

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「採納決議案」	指	指本通函「董事會函件」第3段所定義者；
「股東週年大會」	指	本公司將於二零零四年六月十一日（星期五）上午十時正假座香港灣仔駱克道57－73號香港華美酒店地庫低層會議廳舉行之股東週年大會；
「章程細則」	指	本公司之章程細則；
「聯繫人士」	指	上市規則所定義者；
「董事會」	指	不時組成之董事會；
「辦公日」	指	聯交所公開買賣證券之日；
「本公司」	指	Guangnan (Holdings) Limited（廣南（集團）有限公司），一間於香港註冊成立的有限公司，其股份於聯交所上市；
「公司條例」	指	香港法例第32章公司條例，包括其修訂、綜合或重新頒佈之條文；
「關連人士」	指	上市規則所定義者；
「董事」	指	本公司董事（包括獨立非執行董事）；
「僱員」	指	本集團之全職或兼職僱員；
「現行購股權計劃」	指	本公司分別於(i)一九九四年十一月二十一日採納及於二零零四年十一月二十日屆滿（首尾兩日包括在內）；及(ii)二零零一年八月二十四日採納及於二零一一年八月二十三日（首尾兩日包括在內）屆滿之現行購股權計劃；
「説明文件」	指	本通函附錄三載有上市規則規定須提供有關購回授權所需資料之「説明文件」；
「一般授權」	指	購回授權及股份發行授權；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港幣，香港之法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；
「最後可行日期」	指	二零零四年五月十四日，即本通函付印前確定所載若干資料之最後可行日期；

目 錄

頁次

此乃要件　請即處理

閣下對本通函任何內容或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部廣南(集團)有限公司的股份，應立即將本通函連同隨附的代表委任表格送交買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

建議重選董事，
採納新購股權計劃，
終止現行購股權計劃，
發行新股及購回股份之一般授權，
修訂章程細則
及
股東週年大會通告

本公司將於二零零四年六月十一日(星期五)上午十時正假座香港灣仔駱克道57－73號香港華美酒店地庫低層會議廳舉行股東週年大會，大會通告載於本通函第23至第38頁。無論　閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印備的指示填妥及交回本公司註冊辦事處，惟無論如何須於股東週年大會或其續會(視乎情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席大會，並於會上投票。

二零零四年五月十九日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

DISCLOSEABLE TRANSACTION

INCREASE IN TOTAL INVESTMENT AND REGISTERED CAPITAL OF ZHONGSHAN ZHONGYUE TINPLATE INDUSTRIAL CO. LTD.

2nd July, 2004

CONTENTS

In this circular, the following expressions have the meanings correspondingly ascribed below, unless the context otherwise requires:

"Board"	the board of Directors
"Capital Increase"	the increase in the registered capital of Zhongshan Zhongyue Tinplate contributed in the amount of US$14,250,000 (equivalent to approximately HK$111,150,000) by Zhongyue Industry Material and US$750,000 (equivalent to approximately HK$5,850,000) by Zhongshan Torch pursuant to the Supplemental Agreement
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	Guangnan (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	25th June, 2004, being the latest practicable date for ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	the supplemental agreement dated 8th June, 2004 entered into between Zhongyue Industry Material and Zhongshan Torch for the purpose of, inter alia, increasing the total investment and registered capital of Zhongshan Zhongyue Tinplate
"Zhongshan Torch"	中山火炬高技術產業開發區工業開發總公司 (Zhongshan Torch Hi-Tech Development Zone Industrial Development General Company), a state-owned enterprise established in the PRC
"Zhongshan Zhongyue Tinplate"	中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a sino-foreign equity joint venture company established on 22nd June, 1989 in the PRC and held as to 95% by Zhongyue Industry Material and as to 5% by Zhongshan Torch
"Zhongyue Industry Material"	Zhongyue Industry Material Limited, a company incorporated in Hong Kong on 26th September, 1996 and is a wholly-owned subsidiary of the Company
"HK$" and "cents"	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong

"RMB"	Renminbi, the lawful currency of the PRC
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent

In this circular, translation of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.80 and translation of Renminbi into United States dollars is based on the exchange rate of US$1.00 = RMB8.30.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
LIANG Jiang *(Chairman)*
TAN Yunbiao
TSANG Hon Nam

Non-Executive Directors:
ZHAO Leili
LUO Fanyu
LIANG Jianqin

Independent Non-Executive Directors:
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Registered Office:
15th Floor
Tianjin Building
167 Connaught Road West
Hong Kong

2nd July, 2004

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INCREASE IN TOTAL INVESTMENT AND REGISTERED CAPITAL OF ZHONGSHAN ZHONGYUE TINPLATE INDUSTRIAL CO. LTD.

INTRODUCTION

On 11th June, 2004, the Board announced that Zhongyue Industry Material, a wholly-owned subsidiary of the Company, had entered into the Supplemental Agreement with Zhongshan Torch (a state-owned enterprise established in the PRC), pursuant to which the total investment and registered capital of Zhongshan Zhongyue Tinplate will increase from US$58,064,200 and US$26,906,200 to US$73,064,200 (equivalent to approximately HK$569,900,760) and US$41,906,200 (equivalent to approximately HK$326,868,360) respectively, and such increase of US$15,000,000 (equivalent to approximately HK$117,000,000) in Zhongshan Zhongyue Tinplate's registered capital will be contributed as to US$14,250,000 (equivalent to approximately HK$111,150,000) by Zhongyue Industry Material and as to US$750,000 (equivalent to approximately HK$5,850,000) by Zhongshan Torch.

The entering into the Supplemental Agreement by Zhongyue Industry Material constitutes a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules. The purpose of this circular is to provide you with further information in relation to the Capital Increase.

PRINCIPAL TERMS OF THE SUPPLEMENTAL AGREEMENT

Pursuant to the Supplemental Agreement, Zhongyue Industry Material and Zhongshan Torch have conditionally agreed, inter alia, that the total investment and registered capital of Zhongshan Zhongyue Tinplate will increase from US$58,064,200 and US$26,906,200 to US$73,064,200 (equivalent to approximately HK$569,900,760) and US$41,906,200 (equivalent to approximately HK$326,868,360) respectively, and such increase of US$15,000,000 (equivalent to approximately HK$117,000,000) in the registered capital of Zhongshan Zhongyue Tinplate will be contributed as to US$14,250,000 (equivalent to approximately HK$111,150,000) by Zhongyue Industry Material and as to US$750,000 (equivalent to approximately HK$5,850,000) by Zhongshan Torch and is in proportion to the existing percentage of shareholding in Zhongshan Zhongyue Tinplate held by Zhongyue Industry Material and Zhongshan Torch.

Zhongyue Industry Material and Zhongshan Torch are currently interested in 95% and 5% of the entire registered capital in Zhongshan Zhongyue Tinplate

CONDITION

The Supplemental Agreement is conditional upon the obtaining of the relevant approvals from the government authorities of the PRC. Zhongshan Zhongyue Tinplate anticipates that approvals will need to be obtained from 中山市對外貿易經濟合作局 (Zhong Shan Bureau of Foreign Trade and Economic Cooperation) and 廣東省對外貿易經濟合作廳 (Department of Foreign Trade and Economic Cooperation of Guangdong Province).

CAPITAL INCREASE

Upon fulfillment of the conditions in the Supplemental Agreement, the interest of Zhongyue Industry Material and Zhongshan Torch in the registered capital of Zhongshan Zhongyue Tinplate will remain unchanged. The Capital Increase will be financed by capitalising (i) the development fund in the amount of approximately RMB13,752,000 (equivalent to approximately US$1,657,000) of; (ii) the capital reserve fund in the amount of approximately RMB13,752,000 (equivalent to approximately US$1,657,000) of; and (iii) a portion of the declared dividends for the year ended 31st December, 2003 in the amount of approximately RMB96,996,000 (equivalent to approximately US$11,686,000) of, Zhongshan Zhongyue Tinplate.

The amount of Capital Increase was arrived at after an arm's length negotiation between Zhongyue Industry Material and Zhongshan Torch and having taken into consideration the need of Zhongshan Zhongyue Tinplate to enhance its production capacity. The Directors believe that the terms of the Supplemental Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

REASON FOR THE CAPITAL INCREASE

The proposed increase in total investment and registered capital of Zhongshan Zhongyue Tinplate is to finance the installation of a new production line for tin-free steel products and the renovation of the two existing production lines for tinplate and tin-free steel products, and to provide additional working capital for the further increase in production and sales of tinplate and tin-free steel products. The Directors anticipate that the new production line will be launched in the second quarter of 2005 and the completion of the renovation of the two existing production lines is targeted to take place by the second quarter of 2006. Zhongshan Zhongyue Tinplate's annual production capacity of tinplate and tin-free steel products will then rise from current 120,000 tonnes to 240,000 tonnes.

FINANCIAL EFFECTS OF THE CAPITAL INCREASE

The Capital Increase is not expected to have any material impact on the net tangible assets per Share or its earnings per Share for the financial year ending 31st December, 2004. The Directors also do not expect the Capital Increase will have any material impact on the assets and liabilities of the Company.

GENERAL INFORMATION

Zhongshan Zhongyue Tinplate is a sino-foreign equity joint venture company established on 22nd June, 1989 in Zhongshan, the PRC and it became a subsidiary of the Company when Zhongyue Industry Material was acquired by the Company. Details of such acquisition are contained in the circular issued by the Company on 5th November, 2001. Zhongshan Zhongyue Tinplate is principally engaged in the production and sales of tinplate and related products that are used as packaging materials for the food processing manufacturers in the PRC and the provision of electricity or water to various industrial customers.

For the two years ended 31st December, 2002 and 31st December, 2003, the respective audited net profits before taxation and extraordinary items of Zhongshan Zhongyue Tinplate were approximately HK$87,826,000 and HK$95,541,000. For the two years ended 31st December, 2002 and 31st December, 2003, the respective audited net profits after taxation and extraordinary items of Zhongshan Zhongyue Tinplate were approximately HK$80,481,000 and HK$85,755,000. The audited net asset value of Zhongshan Zhongyue Tinplate as at 31st December, 2003 was approximately HK$220,693,000.

Zhongyue Industry Material is a wholly-owned subsidiary of the Company. The principal activities of Zhongyue Industry Material are investment holding and trading of raw materials used to produce tinplate. The Group is principally engaged in manufacturing and sales of tinplates and related products, property leasing, distribution of live and fresh foodstuffs and feed production business. Zhongshan Torch is principally engaged in property development and leasing business.

Except that Zhongshan Torch has a 5% shareholding in 中山市山海實業有限公司 (Zhongshan Shan Hai Industrial Co. Ltd.), an indirect 95% owned subsidiary of the Company, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Zhongshan Torch is an independent third party not connected with any of the directors, chief executive and substantial shareholders of the Company and its subsidiaries or any of their respective associates (as defined in the Listing Rules).

FURTHER INFORMATION

Your attention is drawn to the appendix to this circular which contains statutory and general information regarding the Company.

On behalf of the Board
Liang Jiang
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") which were required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Listing Rules were as follows:

(I) ***Long positions in ordinary shares***

(i) *The Company*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Liang Jiang	800,000	0.009%

(ii) *Guangdong Investment Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Liang Jianqin	200,000	0.004%

(iii) *Guangdong Brewery Holdings Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	70,000	0.005%
Liang Jianqin	46,000	0.003%

(iv) *Guangdong Tannery Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	70,000	0.013%

(II) ***Long positions in options relating to ordinary shares of the Company***

Name of Director	Date of share options granted#	Number of share options		Exercisable period of share options	Price per share to be paid on exercise of share options
		Held on 1st January, 2004	Held on Latest Practicable Date		
		'000	*'000*		*HK$*
Liang Jiang	06/02/04	—	20,000	06/05/04 to 05/05/09*	0.1582
Tan Yunbiao	06/02/04	—	15,000	06/05/04 to 05/05/09*	0.1582

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* *If 5th May, 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or short positions in shares, underlying shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options of the Company

As at the Latest Practicable Date, certain employees of the Company had the following interests in rights to subscribe for shares of the Company. Each option gives the holder the right to subscribe for one Share.

Category	Date of share options granted#	Number of share options: Held on 1st January, 2004 '000	Number of share options: Held on Latest Practicable Date '000	Exercisable period of share options	Price per share to be paid on exercise of share options HK$
Employees and other participants	24/08/01	33,500	33,500	26/11/01 to 25/11/06*	0.1495
	06/02/04	—	71,900	06/05/04 to 05/05/09**	0.1582

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.*

* *If 25th November, 2006 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

** *If 5th May, 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

Arrangements to Acquire Shares or Debentures

Except for the share options held by the Directors as mentioned above in the section "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures", at no time during the period from 1st January, 2004 to the Latest Practicable Date was the Company or any of its subsidiaries, its holding companies or any subsidiary of its holding companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Other Information of Directors

In addition to the information disclosed in the paragraph headed "Directors' interests in competing business" in the Appendix to this circular, Miss Liang Jianqin, a non-executive Director, is the general manager of the finance department of GDH Limited ("GDH").

Substantial Shareholders

As at the Latest Practicable Date, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital:

Name	Number of ordinary shares of the Company beneficially held	Approximate % of issued share capital held	Long/short positions
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note)*	5,364,948,680	59.51%	Long position
GDH	5,364,948,680	59.51%	Long position

Note: The attributable interest which Yue Gang has in the Company is held through its 100 per cent direct interest in GDH.

Name of subsidiaries of the Company	Name of substantial shareholders	Approximate % of issued share capital held	Long/short positions
高要廣南畜牧發展有限公司	廣東省高要食品進出口公司	49%	Long Position
Guangdong Guangnan Tianmei Food Development Co., Ltd. (was petitioned to court for liquidation)	廣東省食品企業集團公司	45%	Long Position
Guangnan (KK) Supermarket Limited (in liquidation)	Halifax Development Company Limited	12.5%	Long Position
	Red Lake Investments Limited	17.5%	Long Position
廣州經濟技術開發區廣之傑倉儲有限公司 (in liquidation)	廣東省連鎖經營協會	20%	Long Position

Save as disclosed above, as at the Latest Practicable Date, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. LITIGATION

The Group had an outstanding litigation against a former minority shareholder of a subsidiary in respect of amounts due to the Group totalling approximately HK$40,000,000. The Group has pledged an equivalent amount of bills receivable with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court. Full provision has previously been made against this receivable.

In May 2004, a PRC company filed a claim against Zhongshan Zhongyue Tinplate to the Intermediate People's Court of Yue Yang City, Hunan Province, PRC (the "Court") alleging that Zhongshan Zhongyue Tinplate had not yet settled an outstanding amount due to it. Approximately RMB5,000,000 bank deposit of Zhongshan Zhongyue Tinplate was ordered to be frozen by the Court. The directors of Zhongshan Zhongyue Tinplate consider that the claim is unfounded and thus Zhongshan Zhongyue Tinplate has filed a statement of defence to deny all its liability to such claim. The claim will be contended vigorously by Zhongshan Zhongyue Tinplate.

Save as disclosed above, as at the Latest Practicable Date, no member of the Group is engaged in any litigation or arbitration proceedings of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

4. DIRECTORS' SERVICE CONTRACTS

None of the Directors has a service contract with any member of the Group that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Mr. Liang Jiang and Mr. Luo Fanyu, Directors, are also directors of GDH. GDH and its subsidiaries (the "GDH Group") have a wide range of business interests which include, inter alia, manufacturing, trading and retailing, etc. The aforementioned business interests of the GDH Group cover the same or similar areas as some of those of the Group. However, the Directors do not believe that any of the business of the GDH Group compete either directly or indirectly in any material aspect with those of the Group.

Mr. Zhao Leili, a Director, is also a director of Yue Gang and certain of its subsidiaries, including GDH. Yue Gang and its subsidiaries (the "Yue Gang Group") have a wide range of business interests which include, inter alia, manufacturing, trading and retailing, etc. The aforementioned business interests of the Yue Gang Group cover the same or similar areas as some of those of the Group. However, the Directors do not believe that any of the business of the Yue Gang Group compete either directly or indirectly in any material aspect with those of the Group.

6. MISCELLANEOUS

(a) The registered office of the Company is located at 15th Floor, Tianjin Building, 167 Connaught Road West, Hong Kong.

(b) The share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The secretary of the Company is Ms. Cheung Mo Ching. She was appointed the company secretary of the Company in August 1999. She holds a Bachelor's degree (Hon) in Accountancy and is an associate of both the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries. She has extensive experience in company secretarial practice, corporate regulatory compliance and corporate governance matters.

(d) Mr. Tsang Hon Nam was appointed an executive Director and the financial controller of the Company in February 2004. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an associate of the Hong Kong Society of Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Tsang possesses experience in financial management, audit, corporate finance and corporate governance matters of both listed and unlisted companies.

(e) The English text of this circular shall prevail over the Chinese text.

(c) 本公司之公司秘書為張慕貞女士。張女士於一九九九年八月獲本公司委任為公司秘書。彼持有會計學(榮譽)學士學位，且為英國特許秘書及行政人員公會及香港公司秘書公會之會員。彼對公司秘書實務、遵守企業規管及公司管治具備豐富經驗。

(d) 曾翰南先生，於二零零四年二月獲委任為本公司執行董事兼財務總監。曾先生畢業於香港中文大學，持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生對上市公司及非上市公司的財務管理、稽核、企業融資及公司管治均具經驗。

(e) 本通函之中、英文本如有歧義，概以英文本為準。

3. 訴訟

本集團向一間附屬公司前少數股東就其拖欠本集團約40,000,000港元提出法律訴訟。本集團已質押等同金額之應收票據予一間中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書。該筆欠款已於以往年度全數計提撥備。

於二零零四年五月，一間中國公司入稟中國湖南省岳陽市中級人民法院(「法院」)向中山中粵馬口鐵提出申索，指稱中山中粵馬口鐵尚未清還一筆應付款項。法院已頒令凍結中山中粵馬口鐵為數人民幣5,000,000元之銀行存款。中山中粵馬口鐵之董事認為該申索並無理據，故中山中粵馬口鐵已將答辯書送交法院存案，否認該申索之所有法律責任。中山中粵馬口鐵將會就該項申索提出有力抗辯。

除上文所披露者外，於最後可行日期，本集團各成員公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團各成員公司亦無任何懸而待決或面臨威脅之重大訴訟或索償。

4. 董事服務合約

董事概無與本集團任何成員公司訂立不可於一年內予以終止而毋須賠償(法定賠償除外)之服務合約。

5. 董事於競爭業務之權益

董事梁江先生及羅蕃郁先生亦為廣東控股之董事。廣東控股及其附屬公司(「廣控集團」)擁有多元化之業務權益，其中包括製造業務、貿易及零售等。上述廣控集團之業務權益與本集團若干業務權益之範圍相同或類似。然而，董事並不認為廣控集團之任何業務直接或間接在任何重大方面與本集團之業務競爭。

董事趙雷力先生亦為粵港及其若干附屬公司(包括廣東控股)之董事。粵港及其附屬公司(「粵港集團」)擁有多元化之業務權益，其中包括製造業務、貿易及零售等。上述粵港集團之業務權益與本集團若干業務權益之範圍相同或類似。然而，董事並不認為粵港集團之任何業務直接或間接在任何重大方面與本集團之業務競爭。

6. 其他事項

(a) 本公司之註冊辦事處位於香港干諾道西167號天津大廈15樓。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室。

主要股東

於最後可行日期，就本公司任何董事或行政總裁所知，以下人士(本公司董事及行政總裁除外)於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上，或擁有相關股本之任何購股權：

名稱	實益持有之普通股數目	佔已發行股本概約百分比	好倉／淡倉
廣東粵港投資控股有限公司(「粵港」)(附註)	5,364,948,680	59.51%	好倉
廣東控股	5,364,948,680	59.51%	好倉

附註：粵港於本公司之應佔權益乃透過其於廣東控股之100%直接權益持有。

本公司附屬公司名稱	主要股東名稱	佔已發行股本概約百分比	好倉／淡倉
高要廣南畜牧發展有限公司	廣東省高要食品進出口公司	49%	好倉
廣東廣南天美食品發展有限公司(被入稟法院申請清盤)	廣東省食品企業集團公司	45%	好倉
廣南(KK)超級市場有限公司(清盤中)	Halifax Development Company Limited	12.5%	好倉
	紅湖投資有限公司	17.5%	好倉
廣州經濟技術開發區廣之傑倉儲有限公司(清盤中)	廣東省連鎖經營協會	20%	好倉

除上文所披露者外，於最後可行日期，概無任何人士(本公司董事或行政總裁除外)知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上，或擁有相關股本之任何購股權。

本公司之購股權

於最後可行日期，本公司若干僱員於以下認購本公司股份之權利中擁有權益。每份購股權給予持有人權利可認購一股股份。

類別	購股權授出日期#	購股權數目 於二零零四年一月一日持有 千份	 於最後可行日期持有 千份	購股權行使期	行使購股權時須支付之每股價格 港元
僱員及其他參與者	24/08/01	33,500	33,500	26/11/01至25/11/06*	0.1495
	06/02/04	—	71,900	06/05/04至05/05/09**	0.1582

購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* 倘二零零六年十一月二十五日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

** 倘二零零九年五月五日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

購買股份或債券之安排

除上文「董事於股份、相關股份及債券之權益及淡倉」一節內所述董事持有之購股權外，於二零零四年一月一日至最後可行日期期間之任何時間，本公司或其任何附屬公司、其控股公司或其控股公司之任何附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

董事之其他資料

除本通函附錄「董事於競爭業務之權益」一段所披露之資料外，獨立非執行董事梁劍琴女士為廣東控股有限公司(「廣東控股」)財務部之總經理。

(iv) 粵海制革有限公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
羅蕃郁	70,000	0.013%

(II) *於有關本公司普通股的購股權之好倉*

董事姓名	購股權授出日期#	購股權數目 於二零零四年一月一日持有 千份	購股權數目 於最後可行日期持有 千份	購股權行使期	行使購股權時須支付之每股價格 港元
梁江	06/02/04	—	20,000	06/05/04至05/05/09*	0.1582
譚雲標	06/02/04	—	15,000	06/05/04至05/05/09*	0.1582

購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

* 倘二零零九年五月五日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

除上文所披露者及由各董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於最後可行日期，本公司董事及行政總裁概無於本公司及其相聯法團（定義見證券及期貨條例第 XV 部）之股份、相關股份或債券中擁有任何權益或淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉）知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據標準守則知會本公司及聯交所。

1. 責任聲明

本通函載有符合上市規則所需之詳情，旨在提供有關本集團之資料。董事願共同及個別對本通函所載資料之準確性承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載內容產生誤導。

2. 權益披露

董事於股份、相關股份及債券之權益及淡倉

於最後可行日期，本公司董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份或債券中擁有如下權益或淡倉，而須(i)根據證券及期貨條例第 XV 部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益及淡倉）知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據聯交所上市規則所載上市公司董事進行證券交易之標準守則（「標準守則」）知會本公司及聯交所：

(I) *於普通股之好倉*

(i) 本公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
梁江	800,000	0.009%

(ii) 粵海投資有限公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
梁劍琴	200,000	0.004%

(iii) 粵海啤酒集團有限公司

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
羅蕃郁	70,000	0.005%
梁劍琴	46,000	0.003%

增加資本之財務影響

預期增加資本並不會對本公司截至二零零四年十二月三十一日止財政年度之每股有形資產淨值或每股盈利帶來重大影響。董事亦不預期增加資本將對本公司資產負債產生任何重大影響。

一般資料

中山中粵馬口鐵為於一九八九年六月二十二日在中國中山成立之中外合資企業，於本公司收購中粵材料後成為本公司之附屬公司。有關收購之詳情載於本公司於二零零一年十一月五日刊發之通函內。中山中粵馬口鐵主要從事馬口鐵及相關產品之生產及銷售，該等產品由中國之食品加工製造商用作包裝材料，該公司亦向多家工業客戶供應水電。

於截至二零零二年十二月三十一日及二零零三年十二月三十一日止兩個年度，中山中粵馬口鐵之除稅前及非經常性項目前已審核純利分約為87,826,000港元及95,541,000港元。於截至二零零二年十二月三十一日及二零零三年十二月三十一日止兩個年度，中山中粵馬口鐵之除稅及非經常性項目後已審核純利分約為80,481,000港元及85,755,000港元。於二零零三年十二月三十一日，中山中粵馬口鐵之已審核資產淨值約為220,693,000港元。

中粵材料乃本公司一家全資附屬公司，主要業務為投資控股及買賣生產馬口鐵所用的原材料。本集團主要從事製造及銷售馬口鐵及相關產品、物業租賃、鮮活商品代理及飼料生產業務。中山火炬主要從事物業發展及租賃業務。

除中山火炬擁有中山市山海實業有限公司(為本公司間接擁有95%權益的附屬公司)5%權益外，據董事作出所有合理查詢後所深知及確信，中山火炬乃一獨立第三方，與本公司及其附屬公司之任何董事、行政總裁及主要股東或彼等各自之任何聯繫人(定義見上市規則)概無關連。

進一步資料

閣下務請垂注本通函附錄所載有關本公司之法定及一般資料。

此致

列位股東　台照

承董事會命
主席
梁江

二零零四年七月二日

補充協議之主要條款

根據補充協議，中粵材料及中山火炬有條件同意(其中包括)：中山中粵馬口鐵之總投資額及註冊資本分別由58,064,200美元及26,906,200美元增加至73,064,200美元(約合569,900,760港元)及41,906,200美元(約合326,868,360港元)。在中山中粵馬口鐵增加之15,000,000美元(約合117,000,000港元)註冊資本中，中粵材料將出資14,250,000美元(約合111,150,000港元)，中山火炬將出資750,000美元(約合5,850,000港元)，並按中粵材料及中山火炬於中山中粵馬口鐵之現有股權百分比出資。

中粵材料及中山火炬現時分別擁有中山中粵馬口鐵註冊資本總額之95%及5%權益。

條件

補充協議須取得中國政府機關之有關批准方可作實。中山中粵馬口鐵預期須取得中山市對外貿易經濟合作局及廣東省對外貿易經濟合作廳之批准。

增加資本

補充協議之條件達成後，中粵材料及中山火炬於中山中粵馬口鐵註冊資本之權益將保持不變。增加資本將透過資本化中山中粵馬口鐵之(i)發展基金約人民幣13,752,000元(約合1,657,000美元)；(ii)儲備基金約人民幣13,752,000元(約合1,657,000美元)；及(iii)截至二零零三年十二月三十一日止年度之部份已宣派股息約人民幣96,996,000元(約合11,686,000美元)撥付。

增加資本之金額乃經中粵材料與中山火炬公平磋商後釐定，並已考慮中山中粵馬口鐵提高產能之需求。董事相信，補充協議之條款乃屬公平合理，符合本公司股東之整體利益。

增加資本之原因

建議增加中山中粵馬口鐵之總投資額及註冊資本之原因，在於提供資金安裝一條鍍鉻鐵產品之新生產線及改造兩條現有馬口鐵及鍍鉻鐵產品之生產線，並提供額外營運資金以進一步擴大馬口鐵及鍍鉻鐵產品之生產及銷售。董事預期，新生產線將於二零零五年第二季度投產，而兩條現有生產線之改造則計劃於二零零六年第二季度完成。屆時中山中粵馬口鐵之馬口鐵及鍍鉻鐵產品年產能將由現時之120,000噸提高至240,000噸。

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

執行董事：
梁江(主席)
譚雲標
曾翰南

非執行董事：
趙雷力
羅蕃郁
梁劍琴

獨立非執行董事：
Gerard Joseph McMAHON
譚惠珠
李嘉強

註冊辦事處：
香港
干諾道西167號
天津大廈
15樓

敬啟者：

須予披露之交易

增加中山中粵馬口鐵工業有限公司之總投資額及註冊資本

緒言

於二零零四年六月十一日，董事會宣佈中粵材料(本公司之全資附屬公司)與中山火炬(一家在中國成立之國有企業)訂立一份補充協議，據此，中山中粵馬口鐵之總投資額及註冊資本分別由58,064,200美元及26,906,200美元增加至73,064,200美元(約合569,900,760港元)及41,906,200美元(約合326,868,360港元)。在中山中粵馬口鐵增加之15,000,000美元(約合117,000,000港元)註冊資本中，中粵材料將出資14,250,000美元(約合111,150,000港元)，中山火炬將出資750,000美元(約合5,850,000港元)。

根據上市規則第14.06(2)條，中粵材料訂立補充協議構成本公司一項須予披露之交易。本通函旨在向　閣下提供有關增加資本之進一步資料。

「人民幣」	指	人民幣，中國之法定貨幣
「美元」	指	美元，美國之法定貨幣
「%」	指	百分比

於本通函，港元換算為美元的滙率為1.00美元=7.80港元及人民幣換算為美元的滙率為1.00美元=人民幣8.30元。

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「董事會」	指	本公司董事會
「增加資本」	指	根據補充協議，中粵材料及中山火炬分別向中山中粵馬口鐵增加14,250,000美元（約合111,150,000港元）及750,000美元（約合5,850,000港元）之註冊資本
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	廣南（集團）有限公司，一間於香港註冊成立的有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「最後可行日期」	指	二零零四年六月二十五日，即本通函確定所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「補充協議」	指	中粵材料與中山火炬於二零零四年六月八日就（其中包括）增加中山中粵馬口鐵之總投資額及註冊資本而訂立之補充協議
「中山火炬」	指	中山火炬高技術產業開發區工業開發總公司，一家在中國成立之國有企業
「中山中粵馬口鐵」	指	中山中粵馬口鐵工業有限公司，一家於一九八九年六月二十二日在中國成立之中外合資企業，其95%權益由中粵材料持有，5%權益由中山火炬持有
「中粵材料」	指	中粵材料有限公司，一家於一九九六年九月二十六日在香港註冊成立之公司，乃本公司之全資附屬公司
「港元」及「港仙」	指	分別指港幣及港仙，香港之法定貨幣

目　錄

此乃要件 請即處理

閣下對本通函任何內容或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部廣南(集團)有限公司的股份，應立即將本通函連同隨附的代表委任表格送交買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

須予披露之交易

增加中山中粵馬口鐵工業有限公司之總投資額及註冊資本

二零零四年七月二日